As filed with the Securities and Exchange Commission on July 10, 1998
                                                     Registration No. 333-______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                           FIRST NILES FINANCIAL, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                          6035                 Applied For
          --------                          ----                 -----------
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                    55 N. Main Street, Niles, Ohio 44446-5097
                                 (330) 652-2539
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   ----------
                         William L. Stephens, President
                           First Niles Financial, Inc.
                                55 N. Main Street
                             Niles, Ohio 44446-5097
                                 (330) 652-2539
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   ----------
                  Please send copies of all communications to:

                            James S. Fleischer, P.C.
                             Michael S. Sadow, P.C.
                         SILVER, FREEDMAN & TAFF, L.L.P.
      (a limited liability partnership including professional corporations)
                            1100 New York Avenue, NW
                            Seventh Floor, East Tower
                            Washington, DC 20005-3934
                                 (202) 414-6100
                                   ----------
        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                    Proposed Maximum         Proposed Maximum
   Title of Each Class of                    Amount to be            Offering Price             Aggregate              Amount of
Securities to be Registered                  Registered(1)           Per Share (1)          Offering Price(1)      Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per shares      2,645,000 shares           $10.00                $26,450,000            $7,802.75(1)
====================================================================================================================================

(1)  Estimated solely for the purpose of calculating the registration fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
[Logo]

                           FIRST NILES FINANCIAL, INC.
    (Proposed Holding Company for Home Federal Savings and Loan Association
                                   of Niles)

                     Up to 2,615,000 Shares of Common Stock
                                $10.00 Per Share

Home Federal Savings and Loan Association of Niles ("Home Federal" or the "Association") is converting from the mutual to the stock form of organization (the "Conversion"). As part of the Conversion, Home Federal will become a wholly owned subsidiary of First Niles Financial, Inc. First Niles Financial, Inc. was formed in July 1998 and upon consummation of the Conversion will own all of the shares of Home Federal. The common stock of First Niles Financial, Inc. is being offered for sale to the public in accordance with a plan of conversion. The plan of conversion must be approved by the Office of Thrift Supervision and by a majority of the votes eligible to be cast by members of Home Federal. No common stock will be sold if Home Federal does not receive these approvals or if First Niles Financial, Inc. does not receive orders for at least the minimum number of shares.

                              Terms of the Offering

Keller & Co., Inc., an independent appraisal firm, has estimated the pro forma market value of Home Federal, on a converted basis, to be between $17,000,000 and $23,000,000. Based on this estimate, First Niles Financial, Inc. will offer between 1,670,000 shares and 2,270,000 shares, to depositors, borrowers, directors and officers of Home Federal, and the public. In addition, we intend to issue 30,000 shares of First Niles Financial, Inc. common stock to a charitable foundation. Home Federal may increase the number of shares offered to up to 2,615,000 shares, subject to regulatory approval. Based on these estimates, First Niles Financial, Inc. is making the following offering of shares of common stock:

                                                                      Adjusted
                             Minimum       Midpoint       Maximum      Maximum
                             -------       --------       -------      -------
Per Share Price ........   $     10.00   $     10.00   $     10.00   $     10.00
Number of Shares .......     1,670,000     1,970,000     2,270,000     2,615,000
Underwriting Commission
  and Other Expenses ...       582,596       624,000       665,387       712,991
Net Proceeds ...........   $16,117,404   $19,076,000   $22,034,613   $25,437,009
Net Proceeds per share .   $      9.65   $      9.68   $      9.71   $      9.73


Please refer to Risk Factors beginning on page 8 of this document.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For information on how to subscribe,  call the Stock Information Center at (___)
___-____.

First Niles Financial, Inc. anticipates that its common stock will be traded on the Nasdaq National Market.

                             CHARLES WEBB & COMPANY,
                   a Division of Keefe, Bruyette & Woods, Inc.


                The date of this Prospectus is ___________, 1998

                                                   [INSERT MAP]

                               PROSPECTUS SUMMARY

         This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully, including the financial statements and the notes to the financial statements of Home Federal Savings and Loan Association of Niles. References in this document to "Home Federal", the "Association", "we", "us", and "our" refer to Home Federal Savings and Loan Association of Niles either in its present form or as a stock savings association following the Conversion. References in this document to the "Company" refer to First Niles Financial, Inc. In certain instances where appropriate, the "Company" refers collectively to First Niles Financial, Inc. and to Home Federal Savings and Loan Association of Niles.

The Company:

                           First Niles Financial, Inc.
                              55 North Main Street
                             Niles, Ohio 44446-5097
                                 (330) 652-2539

First Niles Financial, Inc. is not an operating company and has not engaged in any significant business to date. It was formed in July 1998 as a Delaware-chartered corporation to be the holding company for Home Federal. The holding company structure will provide greater flexibility in terms of operations, expansion and diversification. See "First Niles Financial, Inc." on page 14.

The Association:

               Home Federal Savings and Loan Association of Niles
                              55 North Main Street
                             Niles, Ohio 44446-5097
                                 (330) 652-2539

         Home Federal was established in Niles, Ohio in 1897. We are a community and customer oriented federal mutual savings association serving primarily the Niles, Ohio area through our one office located in Niles. We provide financial services to individuals, families and small businesses. Historically, we have emphasized residential mortgage lending, primarily originating one- to four-family mortgage loans. Deposits at the Association are insured up to the applicable limits by the Federal Deposit Insurance Corporation. At April 30, 1998, Home Federal had total assets of $72.5 million, deposits of $57.8 million, and retained earnings of $12.2 million. See "Home Federal Savings and Loan Association of Niles" on pages 13 and 14.

The Conversion

         On July 6, 1998, we adopted a Plan of Conversion, pursuant to which we will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and immediately thereafter become a wholly owned subsidiary of the Company. The Conversion will include adoption of a federal stock charter and bylaws which will authorize us to issue capital stock.

Under the Plan, Home Federal common stock is being sold to the Company and Company common stock is being offered to the public on a priority basis. In addition, 30,000 shares of Company Common Stock will be issued to a charitable foundation (the "Foundation").

         Currently, in our mutual form, our depositors and borrowers are members and have voting rights. Subsequent to Conversion, voting rights will be vested exclusively in the Company as the sole stockholder of the Association. Voting rights as to the Company will be held exclusively by its stockholders. Our members will have the opportunity to vote on the Plan of Conversion and the stock contribution to the Foundation at our Special Meeting of Members to be held on _____________, 1998. See "The Conversion" on pages 78 to 101.

Important Risks in Owning First Niles Financial, Inc.'s Common Stock

         Before you decide to purchase stock in the offering, you should read the "Risk Factors" section on pages 8-13 of this document, in addition to the other sections of this Prospectus. The Common Stock is subject to investment risk, including the possible loss of principal invested.

The Stock Offering

         First Niles Financial, Inc. is offering between 1,670,000 and 2,270,000 shares of common stock ("Common Stock") at $10.00 per share. The Company may increase the offering to 2,615,000 shares without further notice to you. Any increase over 2,615,000 shares would require the approval of the Office of Thrift Supervision (the "OTS"). You may not change or cancel any stock order previously delivered to us as a result of an increase in the offering within these limits.

Stock Purchase Priorities and Limitations

         The shares of Common Stock will be offered on the basis of priorities. Certain of our depositors and borrowers and the Employee Stock Ownership Plan established by the Association will receive subscription rights to purchase shares of Common Stock. Any shares not subscribed for by depositors and borrowers will be offered in a direct community offering or a public offering. Subscriptions for shares of Common Stock will be subject to the maximum and minimum purchase limitations set forth in the Plan of Conversion and as further described in this Prospectus. See "The Conversion - Offering of Holding Company Common Stock" on pages 89 to 92.

Prohibition on Transfer of Subscription Rights

         You may not sell or assign your subscription rights. Any transfer of subscription rights is prohibited by law and may result in the forfeiture of your subscription rights.

Stock Pricing and Number of Shares to be Issued

         First Niles Financial, Inc.'s board of directors set the purchase price per share of the Common Stock at $10.00. It is the price most commonly used in stock offerings involving conversions of mutual savings institutions. The number or range of shares of Common Stock to be issued in the offering is based on an independent appraisal of the pro forma market value of the Common Stock by Keller & Company, Inc. ("Keller & Company"). Keller & Company is an appraisal firm experienced in appraisals of savings institutions. The independent valuation prepared by Keller & Company estimates that as of June 26, 1998, the pro forma market valuation range (the "Estimated Valuation Range" or "EVR") of First Niles Financial, Inc. was between $17,000,000 and $23,000,000 (with a midpoint of $20,000,000). The pro forma market valuation represents the estimated market value of First Niles Financial, Inc. after giving effect to the sale of the Common Stock in this offering and the issuance of 30,000 shares to the Foundation. Based on this valuation and the $10.00 per share price, the number of shares of Common Stock that First Niles Financial, Inc. will issue will range from between 1,700,000 shares to 2,300,000 shares. The establishment of the Foundation had the effect of reducing the market valuation of First Niles Financial, Inc. See "Risk Factors - The Expense and Dilutive Effect of the Stock Contribution to the Charitable Foundation" on pages 8 and 9 and "Comparison of Valuation and Pro Forma Information With No Stock Contribution" on pages 22 to 24.

         The appraisal was based both upon our financial condition and operations and upon the effect of the additional capital we will raise in this offering. The independent appraisal will be updated before we complete the Conversion. Changes in market and financial conditions and demand for the Common Stock may cause the Estimated Valuation Range to increase by up to 15%, to up to $26,450,000. If this occurs, the maximum number of shares that can be sold in this offering can increase to up to 2,615,000 shares (plus the 30,000 shares to be issued to the Foundation). Subscribers for Common Stock will not be notified if the maximum number of shares to be sold increases by 15% or less. If, however, the Estimated Valuation Range of the Common Stock is either below $17,000,000 or above $26,450,000, then you will be notified and will have the opportunity to modify or cancel your order. See "The Conversion - Stock Pricing and Number of Shares to be Issued" on pages 87 to 89.

         The independent valuation prepared by Keller & Company is not a recommendation as to the advisability of purchasing the Common Stock. Accordingly, you should not buy the Common Stock based on the independent valuation.

Termination of the Offering

         The subscription offering will terminate at __:__ _.m., Niles, Ohio time, on ________, 1998. Any direct community offering or public offering may terminate at any time without notice, but no later than ________, 1998, without approval by the OTS. If the offering is not completed by __________, 1998, all subscribers will be notified and will be given the opportunity to cancel or modify their order.

Benefits to Management and Employees from the Offering

         Our employees will participate in the offering through individual purchases. Our employees will also participate in Home Federal's Employee Stock Ownership Plan ("ESOP"), which is a type of retirement plan that will purchase shares of Common Stock in the offering. The ESOP was established by Home Federal in connection with the Conversion. We also intend to implement a restricted stock plan and a stock option plan, which may benefit the officers, employees and directors. If we adopt the restricted stock plan, such individuals will be awarded stock at no cost to them. The restricted stock plan and stock option plan may not be adopted until six months after the Conversion and are subject to stockholder approval and, if adopted prior to one year following conversion, compliance with OTS regulations. We intend to enter into employment agreements with certain executive officers following completion of the offering. See "Management of the Association-Benefit Plans" on pages 75 to 77.

The Charitable Foundation

         To further our commitment to the local community, we intend to establish the Foundation as part of the Conversion. We will make a contribution to the Foundation, in the form of shares of Common Stock, in a total amount equal to $300,000. The Foundation will be dedicated exclusively to supporting charitable causes and community development activities in the Niles, Ohio area. Due to the issuance of additional shares of Common Stock to the Foundation, persons purchasing shares in the offering will have their ownership and voting interest in First Niles Financial, Inc. diluted by 1.50% (at the midpoint of the EVR). First Niles Financial, Inc. will incur an expense equal to the full amount of the contribution to the Foundation, offset in part by a corresponding tax benefit, during the quarter in which the contribution is made. Such expense will reduce First Niles Financial, Inc.'s earnings. See "Risk Factors - The Expense and Dilutive Effect of the Stock Contribution to the Charitable Foundation" on pages 8 and 9, "Pro Forma Data" on pages 18 to 24 and "The Conversion - Stock Contribution to the Charitable Foundation" on pages 81 to 87.

Use of the Proceeds Raised from the Sale of Common Stock

         First Niles Financial, Inc. will use the net proceeds received from the offering as follows. The percentages used are estimates.

          *    50% will be used to buy all of the capital stock of Home Federal.
          *    8% will be  loaned  to the ESOP to fund its  purchase  of  Common
               Stock.
          * 42% will be retained and initially be placed in short-term investments, which may later be used as a possible source of funds for stock repurchases, the payment of dividends to stockholders, and for other general corporate purposes.

         The proceeds received by Home Federal will increase our capital and will be available for expansion of our retail banking franchise through future lending and investment, in addition to general corporate purposes. See "Use of Proceeds" on pages 15 and 16.

Dividends

         First Niles Financial, Inc. has not made a decision regarding the future declaration of dividends. A dividend policy may, however, be established in the future. See "Dividends" on pages 16 and 17.

Market for the Common Stock

         We anticipate the Common Stock to be traded on the Nasdaq National Market System under the symbol "_____". An active and liquid trading market, however, may not develop or be maintained. Investors should have a long-term investment intent. Persons purchasing shares may not be able to sell their shares when they desire or sell them at a price equal to or above $10.00. Webb has informed us that Keefe, Bruyette & Woods, Inc. ("KBW") has agreed to make a market in the Common Stock. KBW will, however, not be subject to any obligation with respect to such efforts. See "Market for the Common Stock" on page 17.

Prospectus Delivery and Procedures for Purchasing Common Stock

         To ensure that each person or entity is properly identified as to such party's stock purchase priorities, such party must list all deposit accounts on the order form accompanying this prospectus, giving all names on each account and the account numbers at the applicable date. The failure to provide accurate and complete account information on the order form may result in a reduction or elimination of your order.

         Only orders submitted on original order forms will be accepted for processing. Photocopies or facsimile copies of order forms or the form of certification will not be accepted. Payment by cash, check, money order, bank draft or withdrawal from an existing account at Home Federal must accompany your order form. No wire transfers will be accepted. See "The Conversion - Method of Payment for Subscriptions" on pages 95 to 97.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended December 31 is derived from Home Federal's audited financial statements. The selected data presented below as of April 30, 1998, and for the four months ended April 30, 1998 and 1997 is derived from Home Federal's unaudited financial statements. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-1.


                                                                                          December 31,
                                                              April 30,        ------------------------------------
                                                                1998            1997           1996            1995
                                                               ------          ------         ------          -----
                                                                                    (In Thousands)
Selected Financial Condition Data:
Total assets.........................................         $72,539           $72,497       $71,213        $70,221
Loans receivable, net................................          36,151            36,744        33,183         29,514
Mortgage-backed and related securities...............          12,589            12,359        12,900         13,908
Investment securities................................          17,184            17,741        22,098         23,762
Deposits.............................................          57,765            57,854        57,673         57,774
Total borrowings.....................................             400               400           500            ---
Retained earnings....................................          12,186            11,899        11,513         11,087


                                                              Four Months Ended
                                                                  April 30,              Years Ended December 31
                                                              -----------------        ---------------------------
                                                               1998       1997         1997        1996       1995
                                                               ----       ----         ----        ----       ----
                                                                                   (In Thousands)
Selected Operations Data:
Total interest income.....................................     $1,671     $1,652       $5,002      $4,780     $4,649
Total interest expense....................................        824        793        2,476       2,402      2,290
                                                               ------     ------       ------      ------     ------
   Net interest income....................................        847        859        2,526       2,378      2,359
Provision for loan losses.................................         20        ---          700          40         60
                                                             --------   --------      -------    --------    -------
  Net interest income after provision for loan losses.....        827        859        1,826       2,338      2,299
Fees and service charges..................................          6          6           18          17         18
Gain on sales of investment securities....................        461        ---            4         ---        ---
Other non-interest income.................................          2          2            5           6          8
                                                            ---------  ---------    ---------   ---------   --------
Total non-interest income.................................        469          8           27          23         26
Total non-interest expense................................        890        457        1,380       1,751      1,213
                                                              -------    -------       ------      ------     ------
  Income before taxes and extraordinary item..............        406        410          473         610      1,112
Income tax provision......................................        119        112           87         184        378
                                                              -------    -------     --------     -------    -------
  Net income..............................................     $  287     $  298        $ 386      $  426     $  734
                                                               ======     ======        =====      ======     ======

                                                                            Four Months
                                                                               Ended
                                                                               April 30,       Years Ended December 31,
                                                                           ---------------     ------------------------
                                                                            1998      1997      1997     1996      1995
                                                                            ----      ----      ----     ----      ----
Selected Financial Ratios and Other Data:
Performance Ratios:
  Return on average assets (ratio of net income to
    average total assets)(1).........................................      1.19%      1.25%     0.54%    0.60%     1.05%
  Return on average retained earnings (ratio of
    net income to average retained earnings)(1)......................      7.15       7.67      3.27     3.75      6.84
  Interest rate spread:
    Average during period............................................      2.77       2.92      2.83     2.66      2.77
    End of period....................................................      2.62       3.01      2.82     2.85      2.73
  Net interest margin(2).............................................      3.58       3.67      3.58     3.40      3.43
  Ratio of operating expense to average total assets.................      3.62       1.86      1.86     2.42      1.74
  Ratio of average interest-earning assets to average interest-
      bearing liabilities............................................      1.23       1.22      1.22     1.21      1.20

Quality Ratios:
  Non-performing assets to total assets at end of period.............      2.33       1.34      2.29     1.37      1.77
  Allowance for loan losses to non-performing loans, end
       of period.....................................................     50.29      31.19     51.38    30.90     21.05
  Allowance for loan losses to loans receivable, net, end
      of period......................................................      2.36       0.85      2.32     0.91      0.88

Capital Ratios:
  Retained earnings to total assets at end of period.................     16.80      16.45     16.41    16.17     15.79
  Average retained earnings to average assets........................     16.61      16.31     16.37    16.07     15.43

Other Data:
  Number of full-service offices.....................................         1          1         1        1         1

---------
(1)  Percentages for the four-month periods have been annualized.
(2)  Net interest income divided by average interest earning assets.

                                  RISK FACTORS


         In addition to the other information in this document, you should consider carefully the following risk factors in evaluating an investment in the Common Stock.

Decreased Return on Average Equity and Increased Expenses Immediately After Conversion

         As a result of the Conversion, our equity will increase substantially. Expenses are expected to increase due to the costs associated with our employee stock ownership plan, our restricted stock plan, and being a public company. Because of the increases in our equity and expenses, our return on equity may decrease as compared to our performance in previous years. A lower return on equity could limit the trading price potential of the Common Stock. See "Use of Proceeds" and "Pro Forma Data."

The Expense and Dilutive Effect of the Stock Contribution to the Charitable Foundation

         The Stock Contribution is subject to the approval of our members at the Special Meeting. If approved by members, the Stock Contribution will be made within 12 months following the completion of the Conversion and will be expensed when the Conversion is completed, which is expected in the fourth quarter of 1998.

         Negative Impact on Earnings. Assuming approval of the Stock Contribution by our members, the Stock Contribution will have an adverse impact on the Company's earnings. The Company will recognize an expense in the amount of $300,000 ($198,000 net of taxes at the statutory rate) in the quarter in which the Conversion is completed, which is expected to be the fourth quarter of 1998. Such expense will have a material adverse impact on the Company's earnings in the quarter and year recorded. We have been advised by counsel that the Stock Contribution will be tax deductible, subject to a limitation based on 10% of the Company's annual taxable income. If the Stock Contribution had been made at April 30, 1998, we would have reported net income of $89,000 rather than $287,000 for the prior four-month period.

         The Company may make additional contributions to the Foundation in the future. The amount of future contributions, if any, will be based upon, among other factors, an assessment of the Company's then current and anticipated financial position, operations, and prospects and on the need for charitable activities in our market area. Any such contributions, regardless of form, will result in an increase in noninterest expense and thus a reduction in net earnings. In addition, any contributions of authorized but unissued shares would dilute the interests of outstanding shares. However, the Company currently anticipates that any contributions of shares by it to the Foundation will be funded through shares repurchased in the open market. The Company does not intend to make any contributions to the Foundation which are not deductible for federal income tax purposes.

         Dilution of Stockholder's Interests. The Stock Contribution will involve the donation of 30,000 shares of Common Stock, or the sale of such shares for their aggregate par value ($300), to the Foundation. Upon completion of the Conversion and the Stock Contribution, the Company will have 2,000,000 shares issued and outstanding at the midpoint of the Estimated Valuation Range, of which the Foundation will own 30,000 shares, or 1.5%. As a result, persons purchasing shares in the Conversion will have their share ownership and voting interest in the Company diluted by approximately 1.50% (at the midpoint of the EVR). See "Pro Forma Data."

         Possible Nondeductibility of the Stock Contribution. The Internal Revenue Service has determined that the Foundation is exempt from federal income tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as an organization described in Section 501(c)(3) of the Code. As such, the Company will be entitled to a deduction in the amount of the Stock Contribution, subject to an annual limitation based on 10% of the Company's annual taxable income. The Company, however, would be able to carry forward any unused portion of the deduction for five years following the Stock Contribution for federal and state tax purposes. The Company currently estimates that the Stock Contribution should be fully deductible for federal tax and state purposes. However, no assurances can be made that the Company will have sufficient pre-tax income over the five-year period following the year in which the Stock Contribution is made to utilize fully the carryover related to the excess contribution.

         Potential Change in Valuation if the Stock Contribution is Not Made. The Stock Contribution was taken into account by Keller & Company in determining the Estimated Valuation Range of the Company. The Estimated Valuation Range of the shares being offered for sale in the Conversion is currently between $16.7 million and $22.7 million, with a midpoint of $19.7 million. If the Stock Contribution is not part of the Conversion, the Estimated Valuation Range of the shares being offered would be estimated to be between $17.3 million and $23.5 million. See "Comparison of Valuation and Pro Forma Information with No Stock Contribution."

         Potential Challenges. The Stock Contribution may be subject to potential challenges notwithstanding that we have carefully considered the various factors involved in the establishment of the Foundation in reaching our determination to make the Stock Contribution as part of the Conversion. In conjunction with the approval of the Conversion, we determined to submit the Stock Contribution to a vote of members so that members have a right to vote on whether the Stock Contribution should be made. If an action were instituted seeking to require us to eliminate the Stock Contribution in connection with the Conversion, no assurances can be made that the resolution of such action would not result in a delay in the consummation of the Conversion or that any objecting persons would not be ultimately successful in obtaining such removal or other equitable relief or monetary damages against the Company or the Association. Additionally, if we are forced to eliminate the Stock Contribution, we may be required to resolicit subscribers in the offering.

         Approval of Members. The Stock Contribution is subject to the approval of a majority of the total outstanding votes of our members eligible to be cast at the Special Meeting. The Stock Contribution will be considered as a separate matter from the proposal to approve the Plan of Conversion. If our members approve the Plan of Conversion, but not the Stock Contribution, we intend to complete the Conversion without the Stock Contribution. Failure to approve the Stock Contribution may increase the pro forma market value of the Common Stock being offered for sale in the offering since the Estimated Valuation Range, as set forth herein, takes into account the expense related to the Stock Contribution. Any change in the Estimated Valuation Range must be approved by the OTS. "See The Conversion - Stock Pricing."

Potential Impact of Changes in Interest Rates

         Our ability to make a profit largely depends on our net interest income. Net interest income is the difference between what we earn on interest-earning assets (such as loans, mortgage-backed and related securities and investment securities) and what we pay on interest-bearing liabilities (such as deposits and borrowings). The rates we earn on assets and pay on liabilities are generally established for a contractual period of time. We, like many savings institutions, have liabilities that generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility, since market interest rates change over time. In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest expense paid on our liabilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset/Liability Management" and "Business of Home Federal."

         Changes in interest rates can also affect the average life of loans and mortgage-backed and related securities. Historically, a reduction in interest rates has resulted in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinanced their mortgages in order to reduce their borrowing cost. Under these circumstances, we are subject to reinvestment risk to the extent that we are not able to reinvest such prepayments at rates which are comparable to the rates on the prepaid loans or securities.

ESOP Compensation Expense

         In November 1993 the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). SOP 93-6 requires an employer to record compensation expense in an amount equal to the fair value of shares committed to be released to employees from an employee stock ownership plan. Assuming shares of Common Stock appreciate in value over time, the adoption of SOP 93-6 will increase compensation expense relating to the ESOP to be established in connection with the Conversion. It is impossible to determine at this time the extent of such impact on future net income.

Possible Dilutive Effect of Restricted Stock Plan and Stock Options

         The Company expects to ask stockholders to approve a restricted stock plan and stock option plan approximately one year following completion of the Conversion. If approved, we will issue stock and options to purchase stock to our directors, officers and employees through these plans. If the shares for the restricted stock plan and stock options are issued from our authorized but unissued stock, your voting interests may be diluted by up to approximately 12.3% and the trading price of our stock may be limited. See "Pro Forma Data," "Management of the Association - Benefit Plans" and "- Other Stock Benefit Plans."

Possible Voting Control of Shares by the Board, Management and Employee Plans

         Our Board of Directors and executive officers intend to purchase approximately 8.82% (at the minimum of the EVR), 7.50% (at the midpoint of the EVR), 6.52% (at the maximum of the EVR) and 5.67% (at the adjusted maximum of the EVR) of the Common Stock issued in the Conversion. These purchases, together with the purchase of shares by the ESOP (anticipated to equal 8% of the shares issued in the offering), as well as the potential acquisition of Common Stock through the proposed stock option plan and restricted stock plan, together with the votes of a few supporters, could make it difficult for a stockholder to obtain majority support for stockholder proposals which are opposed by our management and board of directors. In addition, the voting of those shares could block the approval of transactions (including, but not limited to, business combinations and amendments to the Company's certificate of incorporation and bylaws) requiring the approval of 80% of the stockholders under the Company's certificate of incorporation. See "Management - Benefit Plans," "Description of Capital Stock" and "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions."

Geographical Concentration of Loans

         At April 30, 1998, substantially all of our real estate mortgage loans were secured by properties located in the Niles, Ohio area. While we currently believe that our loans are adequately secured or reserved for, in the event that real estate prices in our market area substantially weaken or economic conditions in our market area deteriorate, some borrowers may default and the value of the real estate collateral may be insufficient to fully secure the loan. In such events, we may experience increased levels of delinquencies and related losses which could adversely impact net income.

Absence of Prior Market for Common Stock

         Home Federal, as a mutual thrift institution, and the Company, as a newly organized company, have never issued capital stock. Consequently, there is not at this time an existing market for the Common Stock. We expect the Common Stock of the Company to be traded on the Nasdaq National Market. If the Common Stock cannot be quoted and traded on the Nasdaq National Market, it is expected that transactions in the Common Stock will be traded on the Nasdaq SmallCap Market. Webb has informed us that KBW has agreed to make a market in the Company's Common Stock upon completion of the offering. However, KBW will not be subject to any obligation with respect to such efforts.

         An active trading market may not develop or be maintained. If an active market does not develop, you may not be able to sell your shares promptly or at a price equal to or above the price you paid for them. See "Market for the Common Stock."

Risk of Delay In Completion of the Offering

         The completion of the offering is subject to market conditions and other factors beyond our control. No assurance can be given as to the length of time that will be required to complete the sale of shares being offered in the Conversion following the meeting of our members at which the Plan of Conversion is being submitted for approval. If delays are experienced, significant changes may occur in our estimated pro forma market value upon Conversion together with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. In the event the Conversion is terminated, we will charge all Conversion expenses against current income and any funds collected by us in the offering will be promptly returned, with interest, to each potential investor.

         The subscription offering will expire at ___:___ _.m., Niles, Ohio time on _________, 1998 unless extended by us. All orders generally will be irrevocable unless the Conversion is not completed by ___________, 199_. If the Conversion is not completed by ________, 199_, subscribers for Common Stock will have the right to modify or rescind their subscriptions and to have their subscription funds returned with interest.

Competition

         We experience strong competition in our local market area in originating loans and attracting deposits. This competition arises from a highly competitive market area with numerous savings institutions and commercial banks, as well as credit unions, mortgage bankers and, with respect to deposits, banking institutions and other financial intermediaries. We recognize the need to monitor competition and modify our products and services as necessary and as possible, taking into consideration the cost impact. As a result, such competition may limit our future growth and profitability. See "Business of Home Federal - Competition" and "- Loan Originations, Purchases and Repayments."

Certain Anti-Takeover Provisions

         Provisions in the Company's certificate of incorporation and bylaws, the General Corporation Code of Delaware, and certain federal regulations may make it difficult for someone to pursue a tender offer, change in control or takeover attempt which is opposed by our management and board of directors. These provisions include: restrictions on the acquisition of the Company's equity securities by certain stockholders and limitations on voting rights; the classification of the terms of the members of the board of directors; certain provisions relating to meetings of stockholders; denial of cumulative voting to stockholders in the election of directors; the ability to issue preferred stock and additional shares of Common Stock without shareholder approval; and super-majority provisions for the approval of certain business combinations. As a result, stockholders who may desire to participate in such a transaction may not have such an opportunity. These provisions will also render the removal of the current board of directors or management of the Company more difficult. In addition, the effect of these provisions could be to limit the trading price potential of the Common Stock. See "Restrictions on Acquisition of Stock and Related Takeover Defensive Provisions."

Restrictions on Repurchase of Shares

         Generally, during the first year following the Conversion, the Company may not repurchase its shares without regulatory approval. During each of the second and third years following the Conversion, the Company may repurchase up to 5% of its outstanding shares, with additional repurchases subject to regulatory approval. During those periods, even if the Company believes that additional repurchases would be a good use of funds, we would not be able to do so without first obtaining OTS approval. There is no assurance that OTS approval would be given. See "The Conversion - Restrictions on Repurchase of Stock."

Possible Year 2000 Computer Problems

         A great deal of information has been disseminated about the widespread computer problems that may arise in the year 2000. Computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date, or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of Home Federal. Data processing is also essential to most other financial institutions and many other companies.

         All our material data processing that could be affected by this problem is provided by a third party service bureau. The service bureau used by Home Federal has advised us that it expects to resolve this potential problem by October 1998, and to begin testing the system in November 1998. If by the end of this year it appears that our primary data processing service bureau will be unable to resolve this problem in a timely manner, then we will identify a secondary data processing service provider to complete the task. If we are unable to do this, we will identify those steps necessary to minimize the negative impact the computer problems could have on us. If we are unable to resolve this potential problem in time, we will likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial condition and results of operation of the Association. At this time we cannot determine the expense that may be incurred in connection with year 2000 issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -Year 2000 Issues."

         In addition to expenses related to our own systems, we could incur losses if loan payments are delayed due to year 2000 problems affecting any of our significant borrowers or impairing the payroll systems of large employers in our market area. We have been communicating with our vendors to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. To date, we have not been advised by such parties that they do not have plans in place to address and correct the issues associated with the year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation.


               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NILES

         Home Federal, established in 1897, is a federally chartered mutual savings institution located in Niles, Ohio. We currently serve primarily the Niles, Ohio area. We serve this area through our one full service office located at 55 North Main Street, Niles, Ohio; our telephone number at that address is
(330) 652-2539. Deposits at the Association are insured up to the applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"). At April 30, 1998, we had total assets of $72.5 million, deposits of $57.8 million, and retained earnings of $12.2 million.

         We intend to continue to be a community-oriented financial institution offering a variety of financial services to meet the needs of our community. Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent and construction loans secured by first mortgages on one- to four-family residences. We also originate permanent and construction loans secured by first mortgages on commercial and multi-family real estate and, to a much lesser extent we originate consumer and commercial business loans. While our primary business is the origination of one- to four-family residential mortgage loans funded through retail deposits, competition from other financial institutions has limited the volume of loans the Association has been able to originate and place in its portfolio. As a result, we invest our excess funds into short-term, lower-yielding investment and mortgage-backed and related securities.

         At April 30, 1998, our gross loan portfolio totaled $39.3 million, including $25.0 million of one- to four-family residential mortgage loans. We also had on that date $17.2 million of investment securities (excluding Federal Home Loan Bank stock) and $12.6 million of mortgage-backed and related securities, which consisted primarily of short-term mutual funds and collateralized mortgage obligations (issued by United States agencies and government-sponsored enterprises).


                           FIRST NILES FINANCIAL, INC.

         First Niles Financial, Inc. was formed at our direction in July 1998 for the purpose of owning all of the outstanding stock of Home Federal issued in the Conversion. The Company is incorporated under the laws of the State of Delaware, and authorized to do business in the State of Ohio, and generally is authorized to engage in any activity that is permitted by the Delaware General Corporation Law. Initially, the business of the Company will consist only of the business of Home Federal. The holding company structure will, however, provide the Company with greater flexibility than the Association has to diversify its business activities, through existing or newly formed subsidiaries, or through acquisitions or mergers of both mutual and stock thrift institutions as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such activity or acquisition, the Company will be in a position after the Conversion, subject to regulatory restrictions, to take advantage of any favorable acquisition opportunities that may arise.

         The assets of the Company initally will consist of the stock of Home Federal, the loan to the ESOP and 50% (less the amount loaned to the ESOP) of the net proceeds from the Conversion. Initially, any activities of the Company are anticipated to be funded by these retained proceeds and the income generated thereon and dividends from Home Federal, if any. See "Dividends" and "Regulation
- Holding Company Regulation." Thereafter, activities of the Company may also be funded through sales of additional securities, through borrowings and through income generated by other activities of the Company. At this time, there are no plans regarding such other activities other than the intended loan to the ESOP to facilitate its purchase of Common Stock in the Conversion.

         The executive offices of the Company are located at 55 North Main Street, Niles, Ohio 44446. Its telephone number at that address is (330) 652-2539.

                                 USE OF PROCEEDS

         The actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. It is presently anticipated, however, that such net proceeds will be between $16.1 million and $22.0 million (or up to $25.4 million if the Estimated Valuation Range is increased up to the adjusted maximum). See "Pro Forma Data" and "The Conversion - Stock Pricing and Number of Shares to be Issued" as to the assumptions used to arrive at such amounts.

         The Company will contribute approximately 50% of the net proceeds received from the sale of its Common Stock in exchange for all of the common stock of Home Federal issued in the Conversion. The proceeds we receive from the Company in exchange for the common stock of Home Federal will become part of our general funds for use in our business and will be used to support the Association's existing operations. We anticipate initially investing such proceeds into short-term assets similar to those currently in the Association's portfolio. Thereafter, we will redirect the net proceeds to the origination of loans and the purchase of investment and mortgage-backed and related securities, subject to market conditions.

         Furthermore, the Company intends to lend a portion of the net proceeds to the ESOP to fund the ESOP's purchase of 8% of the Common Stock. Based upon the initial purchase price of $10.00 per share, the dollar amount of the ESOP loan would range from $1.4 million to $1.8 million (or up to $2.1 million based upon the sale of shares at the adjusted maximum of the Estimated Valuation Range). The interest rate to be charged by the Company on the ESOP loan will be based upon the IRS prescribed applicable federal rate at the time of origination. It is anticipated that the ESOP will repay the loan through periodic tax-deductible contributions from the Association over a twelve-year period.

         The remainder of the net proceeds will be retained by the Company. The Company anticipates that initially the remaining proceeds will be invested in short-term investments similar to those currently in the Association's portfolio. These funds would be available for general corporate purposes which may include expansion of operations through acquisitions of other financial service organizations and diversification into other related or unrelated businesses, or for investment purposes. See "Regulation - Holding Company Regulation" for a discussion of OTS activity restrictions. Currently, there are no specific plans being considered for the expansion of the business of the Company. In addition, the funds may be used to infuse additional capital into the Association when and if appropriate.

         The Company also may use a portion of the proceeds to fund a restricted stock plan, subject to shareholder approval of such plan. Compensation expense related to the restricted stock plan will be recognized as share awards vest. See "Pro Forma Data." Following shareholder ratification of the restricted stock plan, such plan will be funded either with shares purchased in the open market or with authorized but unissued shares. Based upon the initial purchase price of $10.00 per share, the amount required to fund the restricted stock plan through open-market purchases would range from $680,000 to $920,000 (or up to $1.1 million based upon the sale of shares at the adjusted maximum of the Estimated Valuation Range). In the event that the per share price of the Common Stock increases above the initial $10.00 per share purchase price following completion of the offering, the amount necessary to fund the restricted stock plan would also increase. The use of authorized but unissued shares to fund the restricted stock plan could dilute the holdings of shareholders who purchase the Common Stock. See "Management - Benefit Plans -- Other Stock Benefit Plans."

         The Board of Directors of the Company may use the net proceeds received in the Conversion to repurchase (at prices which may be above or below the initial offering price) shares of Common Stock, subject to regulatory restrictions. Under current OTS regulations, no repurchases may be made within the first year following Conversion except with OTS approval. During the second and third years following Conversion, OTS regulations permit, subject to certain limitations, the repurchase of up to five percent of the outstanding shares of stock during each twelve-month period with a greater amount permitted with OTS approval. The OTS regulations generally do not restrict repurchases after the third year following the Conversion; however, after the Conversion, the principal source of funds for the Company will be dividends from the Association. OTS regulations do place limits on the Association's ability to pay dividends to the Company. For a description of these restrictions, see "Dividends" and "The Conversion - Restrictions on Repurchase of Stock."

         The Company will make decisions relating to the repurchase of the Common Stock based on its view of the appropriateness of the repurchase price of the Common Stock as well as the Company's and the Association's investment opportunities, capital needs, current and projected results of operations and asset/liability structure, the economic environment and tax and other regulatory considerations. Other facts and circumstances that may influence the Company's decision to repurchase shares of Common Stock in the future include but are not limited to (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and the effect on the Company's return on equity; (ii) the avoidance of dilution to shareholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its shareholders. A stock repurchase program may have the effect of: (a) reducing the overall market value of the Company; (b) increasing the overall cost of capital; (c) promoting a temporary demand for Common Stock; and (d) increasing the percentage of shares outstanding held by shareholders, including management. The Company currently has no specific plan to repurchase any of its stock.


                                    DIVIDENDS

         The Company may consider a policy of paying cash dividends on the Common Stock after the completion of the Conversion. No decision has been made, however, as to the amount or timing of such dividends, if any. Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors at its discretion, which will take into account the Company's consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. The Company may also consider making a one time only special dividend or distribution (including a tax-free return of capital) provided that the Company will take no steps toward making such a distribution for at least one year following the completion of the Conversion. No assurances can be given that dividends will be declared.

         It is not presently anticipated that the Company will conduct significant operations independent of those of Home Federal for some time following the Conversion. As such, the Company does not expect to have any significant source of income other than earnings on the net proceeds from the Conversion retained by the Company (which proceeds are currently estimated to range from $6.7 million to $10.6 million based on the minimum and the adjusted maximum of the EVR, respectively) and dividends from Home Federal, if any. Consequently, the ability of the Company to pay cash dividends to its shareholders will be dependent upon these retained proceeds and income generated, and upon the ability of Home Federal to pay dividends to the Company.

         Home Federal, like all savings associations regulated by the OTS, is subject to certain restrictions on capital distributions, including the payment of dividends, based on its net income, its capital in excess of the regulatory capital requirements, and the amount of regulatory capital required for the liquidation account to be established in connection with the Conversion. See "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Association -- Liquidation Rights in Proposed Converted Institution" and "Regulation - Regulatory Capital Requirements," "- Limitations on Dividends and Other Capital Distributions" and "- Federal and State Taxation." At April 30, 1998, Home Federal had available $5.0 million (without giving effect to any proceeds received upon Conversion) which could be distributed pursuant to OTS regulations.


                           MARKET FOR THE COMMON STOCK

         Home Federal, as a mutual thrift institution, and First Niles Financial, Inc., as a newly organized company, have never issued capital stock. Consequently, there is not at this time an existing market for the Common Stock. Following the completion of the offering, it is anticipated that the Common Stock will be traded on the Nasdaq National Market under the symbol "____". In order to be quoted on the Nasdaq National Market, among other criteria, there must be at least three market makers for the Common Stock. Webb has informed us that KBW has agreed, subject to certain conditions, to act as a market maker for the Common Stock following the offering, and to assist in securing additional market makers to do the same.

         A public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of both willing buyers and sellers of the Common Stock at any given time, which is not within the control of the Company or any market maker. There can be no assurance that an active or liquid trading market will develop for the Common Stock, or if a market develops, that it will continue. Accordingly, there can be no assurance that purchasers of the Common Stock will be able to sell their shares at or above the amount that they paid for such Common Stock.

                                 PRO FORMA DATA

         The following tables set forth the historical net income, equity and per share data of Home Federal at and for the four months ended April 30, 1998 and the fiscal year ended December 31, 1997, and after giving effect to the Conversion, the pro forma net income, capital stock and shareholders' equity and per share data of the Company at and for the four months ended April 30, 1998 and the  fiscal  year  ended  December  31,  1997.  The pro forma  data has been computed on the assumptions that (i) the specified number of shares of Common Stock was sold at the beginning of the specified periods and yielded net proceeds to the Company as indicated, (ii) 30,000 shares were donated to the Foundation upon the completion of the Conversion, (iii) 50% of such net proceeds were retained by the Company and the remainder were used to purchase all of the stock of Home Federal, and (iv) such net proceeds, less the amount to fund the ESOP and restricted stock plan, were invested by the Association and Company at the beginning of the periods to yield a pre-tax return of 5.39% and 5.30% for the four months ended April 30, 1998 and for the fiscal year ended December 31, 1997, respectively. The after-tax rate of return is 3.56% and 3.50%, respectively, assuming a combined federal and state income tax rate of 34%. The assumed return is based upon the market rate of one-year U.S. Government Treasury Securities as of the end of the periods indicated. The use of this rate is viewed to be more relevant than the use of an arithmetic average of the weighted average yield earned by the Association on its interest-earning assets and the weighted average rate paid on its interest-bearing liabilities during such periods. In calculating the underwriting fees to be paid as part of the offering, the table assumes that (i) no commission was paid on $1,500,000 of shares sold to directors, officers and employees, (ii) 8% of the total shares sold in the Conversion were sold to the ESOP at no commission, and (iii) the remaining shares were sold at a 1.5% commission. (These assumptions represent management's estimate as to the distribution of stock orders in the Conversion. However, there can be no assurance that such estimate will be accurate and that a greater proportion of shares will not be sold at a higher commission, thus increasing offering expenses.) Fixed expenses are estimated to be $400,000. Actual Conversion expenses may be more or less than those estimated because the fees paid to Webb and other brokers will depend upon the categories of purchasers, the purchase price and market conditions and other factors. The pro forma net income amounts derived from the assumptions set forth herein should not be considered indicative of the actual results of operations of the Company that would have been attained for any period if the Conversion had been actually consummated at the beginning of such period, and the assumptions regarding investment yields should not be considered indicative of the actual yields expected to be achieved during any future period.

         The total number of shares to be issued in the Conversion may be increased or decreased significantly, or the price per share decreased, to reflect changes in market and financial conditions prior to the close of the offering. However, if the aggregate purchase price of the Common Stock sold in the Conversion is below $16,700,000 (the minimum of the EVR) or more than $26,150,000 (the adjusted maximum of the EVR), subscribers will be offered the opportunity to modify or cancel their subscriptions. See "The Conversion - Stock Pricing and Number of Shares to be Issued."

         The following tables assume that the Common Stock contribution to the Foundation is approved as part of the Conversion and therefore gives effect to the issuance of authorized but unissued shares of the Common Stock to the Foundation concurrently with the completion of the Conversion.

                                                                            At or For the Four Months Ended April 30, 1998
                                                                    --------------------------------------------------------------
                                                                                                                       Adjusted
                                                                      Minimum          Midpoint         Maximum         Maximum
                                                                     1,670,000        1,970,000        2,270,000        2,615,000
                                                                    Shares Sold      Shares Sold      Shares Sold      Shares Sold
                                                                     at $10.00        at $10.00        at $10.00        at $10.00
                                                                     per Share        per Share        per Share        per Share
                                                                     ---------        ---------        ---------        ---------
                                                                           (Dollars in Thousands, Except Per Share Amounts)
Pro forma market capitalization ................................    $    17,000      $    20,000      $    23,000      $    26,450
Less shares issued to Foundation(1) ............................            300              300              300              300
                                                                    -----------      -----------      -----------      -----------
Gross proceeds of public offering ..............................         16,700           19,700           22,700           26,150
Less offering expenses and commissions .........................           (583)            (624)            (665)            (713)
                                                                    -----------      -----------      -----------      -----------
 Estimated net conversion proceeds .............................         16,117           19,076           22,035           25,437
Less ESOP shares ...............................................         (1,360)          (1,600)          (1,840)          (2,116)
Less restricted stock plan shares ..............................           (680)            (800)            (920)          (1,058)
                                                                    -----------      -----------      -----------      -----------
 Estimated proceeds available for investment(2) ................    $    14,077      $    16,676      $    19,275      $    22,263
                                                                    ===========      ===========      ===========      ===========

Net Income:
  Historical ...................................................    $       287      $       287      $       287      $       287
Pro Forma Adjustments:
   Net earnings from proceeds(3) ...............................            167              198              229              264
   ESOP(4) .....................................................            (25)             (29)             (34)             (39)
   Restricted stock plan (5) ...................................            (30)             (35)             (40)             (47)
                                                                    -----------      -----------      -----------      -----------
     Pro forma net income(6) ...................................    $       399      $       421      $       442      $       465
                                                                    ===========      ===========      ===========      ===========

Net Income Per Share:
    Historical(7) ..............................................    $      0.18      $      0.16      $      0.14      $      0.12
Pro forma Adjustments:
     Net earnings from proceeds ................................           0.11             0.11             0.11             0.11
     ESOP(3) ...................................................          (0.02)           (0.02)           (0.02)           (0.02)
     Restricted stock plan(5) ..................................          (0.02)           (0.02)           (0.02)           (0.02)
                                                                    -----------      -----------      -----------      -----------
         Pro forma net income per share(5) .....................    $      0.25      $      0.23      $      0.21      $      0.19
                                                                    ===========      ===========      ===========      ===========

 Ratio of offering price to pro forma net income per share
   (annualized) ................................................         13.33x           14.49x           15.87x           17.54x

    Number of shares used in calculating EPS(4) ................      1,567,777        1,844,444        2,121,111        2,433,400

Shareholders' Equity (Book Value)(8):
  Historical ...................................................    $    13,282      $    13,282      $    13,282      $    13,282
Pro Forma Adjustments:
  Estimated net Conversion proceeds ............................         16,117           19,076           22,035           25,437
  Plus tax benefit of Stock Contribution .......................            102              102              102              102
  Less common stock acquired by:
   ESOP(4) .....................................................         (1,360)          (1,600)          (1,840)          (2,116)
   Restricted stock plan(5) ....................................           (680)            (800)            (920)          (1,058)
                                                                    -----------      -----------      -----------      -----------
       Pro forma shareholder's equity(5) .......................    $    27,461      $    30,060      $    32,659      $    35,647
                                                                    ===========      ===========      ===========      ===========

Shareholders' Equity (Book Value)(8):
Per Share(7):
  Historical ...................................................    $      7.81      $      6.64      $      5.77      $      5.02
Pro Forma Adjustments:
  Estimated net Conversion proceeds ............................           9.48             9.54             9.58             9.62
  Plus tax benefit of Stock Contribution .......................            .06              .05              .04              .04
  Less: Common stock acquired by:
   ESOP(4) .....................................................          (0.80)           (0.80)           (0.80)           (0.80)
   Restricted stock plan(5) ....................................          (0.40)           (0.40)           (0.40)           (0.40)
                                                                    -----------      -----------      -----------      -----------
       Pro forma book value per share(6) .......................    $     16.15      $     15.03      $     14.19      $     13.48
                                                                    ===========      ===========      ===========      ===========

Pro forma price to book value ..................................          61.92%           66.53%           70.47%           74.18%
Number of shares (including Foundation shares) .................      1,700,000        2,000,000        2,300,000        2,645,000

                                                                                At or For the Year Ended December 31, 1997
                                                                    --------------------------------------------------------------
                                                                                                                       Adjusted
                                                                      Minimum          Midpoint         Maximum          Maximum
                                                                     1,670,000        1,970,000        2,270,000        2,615,000
                                                                    Shares Sold      Shares Sold      Shares Sold      Shares Sold
                                                                     at $10.00        at  $10.00       at $10.00        at $10.00
                                                                     per Share        per Share        per Share        per Share
                                                                     ---------        ---------        ---------        ---------
                                                                         (Dollars in Thousands, Except Per Share Amounts)
Pro forma market capitalization ................................    $    17,000      $    20,000      $    23,000      $    26,450
Less shares issued to Foundation(1) ............................            300              300              300              300
                                                                    -----------      -----------      -----------      -----------
Gross proceeds of public offering ..............................         16,700           19,700           22,700           26,150
Less offering expenses and commissions .........................           (583)            (624)            (665)            (713)
                                                                    -----------      -----------      -----------      -----------
 Estimated net conversion proceeds .............................         16,117           19,076           22,035           25,437
Less ESOP shares ...............................................         (1,360)          (1,600)          (1,840)          (2,116)
Less restricted stock plan shares ..............................           (680)            (800)            (920)          (1,058)
                                                                    -----------      -----------      -----------      -----------
 Estimated proceeds available for investment(2) ................    $    14,077      $    16,676      $    19,275      $    22,263
                                                                    ===========      ===========      ===========      ===========

Net Income:
  Historical ...................................................    $       386      $       386      $       386      $       386
Pro Forma Adjustments:
   Net earnings from proceeds(3) ...............................            492              583              674              779
   ESOP(4) .....................................................            (75)             (88)            (101)            (116)
   Restricted stock plan(4) ....................................            (90)            (106)            (121)            (140)
                                                                    -----------      -----------      -----------      -----------
     Pro forma net income(6) ...................................    $       713      $       775      $       838      $       909
                                                                    ===========      ===========      ===========      ===========

Net Income Per Share:
    Historical(7) ..............................................    $      0.25      $      0.21      $      0.18      $      0.16
Pro forma Adjustments:
     Net earnings from proceeds ................................           0.31             0.31             0.32             0.32
     ESOP(3) ...................................................          (0.05)           (0.05)           (0.05)           (0.05)
     Restricted stock plan(5) ..................................          (0.06)           (0.06)           (0.06)           (0.06)
                                                                    -----------      -----------      -----------      -----------
         Pro forma net income per share(5) .....................    $      0.45      $      0.41      $      0.39      $      0.37
                                                                    ===========      ===========      ===========      ===========

 Ratio of offering price to pro forma net income per share .....         22.22x           24.39x           25.64x           27.03x

         Number of shares used in calculating EPS(4) ...........      1,575,333        1,853,333        2,131,333        2,451,033

Shareholders' Equity (Book Value)(8):
  Historical ...................................................    $    13,163      $    13,163      $    13,163      $    13,163
Pro Forma Adjustments:
  Estimated net Conversion proceeds ............................         16,117           19,076           22,035           25,437
  Plus tax benefit of Stock Contribution .......................            102              102              102              102
  Less common stock acquired by:
   ESOP(4) .....................................................         (1,360)          (1,600)          (1,840)          (2,116)
   Restricted stock plan(5) ....................................           (680)            (800)            (920)          (1,058)
                                                                    -----------      -----------      -----------      -----------
       Pro forma shareholders' equity(5) .......................    $    27,342      $    29,941      $    32,540      $    35,528
                                                                    ===========      ===========      ===========      ===========
Shareholders' Equity (Book Value)(8):
Per Share(7):
  Historical ...................................................    $      7.74      $      6.58      $      5.72      $      4.98
Pro Forma Adjustments:
  Estimated net Conversion proceeds ............................           9.48             9.54             9.58             9.62
  Plus tax benefit of Stock Contribution .......................            .06              .05              .04              .04
  Less: Common stock acquired by:
   ESOP(4) .....................................................          (0.80)           (0.80)           (0.80)           (0.80)
   Restricted stock plan(5) ....................................          (0.40)           (0.40)           (0.40)           (0.40)
                                                                    -----------      -----------      -----------      -----------
       Pro forma book value per share(6) .......................    $     16.08      $     14.97      $     14.14      $     13.44
                                                                    ===========      ===========      ===========      ===========

Pro forma price to book ........................................          62.19%           66.80%           70.72%           74.40%
Number of shares (including Foundation shares) .................      1,700,000        2,000,000        2,300,000        2,645,000

-------------

(1) Subject to member approval, the Company intends to contribute 30,000 shares of Common Stock to the Foundation within 12 months following the completion of the Conversion. See "The Conversion - Stock Contribution to the Charitable Foundation." The contributed shares will be donated or sold for nominal consideration; accordingly, they will not add to the gross proceeds. Such shares are, however, issued and outstanding and therefore add to the Company's market capitalization. The amount of the Common Stock contributed to the Foundation will be accrued as an expense in the fiscal quarter in which the Conversion is completed. The pro forma earnings data does not reflect such non-recurring accrual. Both the historical and pro forma per share data assume that the Common Stock contribution to the Foundation is made.

(2) Reflects a reduction to net proceeds for the cost of the ESOP and the restricted stock plan (assuming shareholder ratification is received) which it is assumed will be funded from the net proceeds retained by the Company.

(3) No effect has been given to withdrawals from savings accounts for the purpose of purchasing Common Stock in the Conversion. For purposes of calculating pro forma net income, proceeds attributable to purchases by the ESOP and restricted stock plan, which purchases are to be funded by the Company and the Association, have been deducted from net proceeds.

(4) It is assumed that 8% of the shares of Common Stock issued in the Conversion will be purchased by the ESOP. The funds used to acquire such shares will be borrowed by the ESOP from the Company. The Association intends to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt. The Association's payment of the ESOP debt is based upon equal installments of principal and interest over a 12-year period. Interest income earned by the Company on the ESOP debt will offset the interest paid by the Association. Accordingly, the only expense to the Company on a consolidated basis will be related to the allocations of earned ESOP shares which will be based on the number of shares committed to be released to participants for the year at the average market value of the shares during the year tax-effected at 34%. The amount of ESOP debt is reflected as a reduction of shareholders' equity. In the event that the ESOP were to receive a loan from an independent third party, both ESOP expense and earnings on the proceeds retained by the Company would be expected to increase. For purposes of calculating earnings per share, unallocated ESOP shares are not considered to be outstanding. In addition, the ESOP shares committed to be released at the end of the year are assumed to be outstanding at the beginning of the year. For the interim period, shares committed to be released for the year have been allocated on a pro rata basis.

(5) Adjustments to both book value and net earnings have been made to give effect to the proposed open market purchase (based upon an assumed purchase price of $10.00 per share) following Conversion by the restricted stock plan (assuming shareholder ratification of such plan is received) of an amount of shares equal to 4% of the shares of Common Stock issued in the Conversion for the benefit of certain directors, officers and employees. It is assumed that the sale of the shares to the restricted stock plan occurred at the beginning of the period. Funds used by the restricted stock plan to purchase the shares will be contributed to the restricted stock plan by the Company if the restricted stock plan is ratified by shareholders following the Conversion. Therefore, this funding is assumed to reduce the proceeds available for reinvestment. For financial accounting purposes, the amount of the contribution will be recorded as a compensation expense (although not an actual expenditure of funds) over the period of vesting. These grants are expected to vest in equal annual installments over a period of years following shareholder ratification of the restricted stock plan. In the event the restricted stock plan is unable to purchase a sufficient number of shares of Common Stock to fund the restricted stock plan, the restricted stock plan may issue authorized but unissued shares of Common Stock from the Company to fund the remaining balance. In the event the restricted stock plan is funded by the issuance of authorized but unissued shares in an amount equal to 4% of the shares sold in the Conversion, the interests of existing shareholders would be diluted up to approximately 3.8%.

     In the event that the restricted stock plan is funded through authorized but unissued shares, for the four months ended April 30, 1998 and year ended December 31, 1997, pro forma net income per share would be $0.27, $0.24, $0.22 and $0.21 and $0.50, $0.47, $0.45 and $0.42, respectively, and pro forma shareholders' equity per share would be $15.92, $14.84, $14.04 and $13.34 and $15.85, $14.78, $13.99 and $13.30,
     respectively, in each case at the minimum, midpoint, maximum and adjusted maximum of the Estimated Valuation Range.

(6) No effect has been given to the shares to be reserved for issuance under the proposed Stock Option Plan which is expected to be adopted by the Company following the Conversion, subject to shareholder approval. In the event the Stock Option Plan is funded by the issuance of authorized but unissued shares in an amount equal to 10% of the shares sold in the Conversion, at $10.00 per share, and issued to the Foundation, the interests of existing shareholders would be diluted as follows: pro forma net income per share for the four months ended April 30, 1998 and the year ended December 31, 1997 would be $0.23, $0.21, $0.19 and $0.17 and $0.41,
     $0.38, $0.35 and $0.33, respectively, and pro forma shareholders' equity per share would be $14.69, $13.66, $12.91 and $12.25 and $14.62, $13.61,
     $12.86 and $12.21, respectively, in each case at the minimum, midpoint, maximum and adjusted maximum of the Estimated Valuation Range. In the alternative, the Company may purchase shares in the open market to fund the Stock Option Plan following shareholder approval of such plan. To the extent the entire 10% of the shares to be reserved for issuance under the Stock Option Plan is funded through open market purchases at the purchase price of $10.00 per share, proceeds available for reinvestment would be reduced by $1,700,000, $2,000,000, $2,300,000 and $2,645,000 at the
     minimum, midpoint, maximum and adjusted maximum of the Estimated Valuation Range. See "Management - Benefit Plans -- Other Stock Benefit Plans."

(7) Historical per share amounts have been computed as if the shares of Common Stock indicated had been outstanding at the beginning of the periods or on the dates shown, but without any adjustment of historical net income or historical equity to reflect the investment of the estimated net proceeds of the sale of shares in the Conversion as described above. All ESOP shares have been considered outstanding for purposes of computing book value per share. Pro forma share amounts have been computed by dividing the pro forma net income or shareholders' equity (book value) by the number of shares indicated as outstanding under SOP 93-6.

(8) "Book value" represents the difference between the stated amounts of the Association's assets (based on historical cost) and liabilities computed in accordance with generally accepted accounting principles. The amounts shown do not reflect the effect of the Liquidation Account which will be established for the benefit of Eligible and Supplemental Eligible Account Holders in the Conversion, or the federal income tax consequences of the restoration to income of the Association's special bad debt reserves for income tax purposes which would be required in the unlikely event of liquidation. See "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Association" and "Regulation - Federal and State Taxation." The amounts shown for book value do not represent fair market values or amounts, if any, distributable to shareholders in the unlikely event of liquidation.


            COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH NO
                               STOCK CONTRIBUTION

          In the event that the Common Stock contribution to the Foundation is not made, Keller & Company has estimated that the amount of Common Stock offered for sale in the Conversion would increase by approximately $700,000 and that the overall market capitalization would increase by $400,000, all at the midpoint of the Estimated Valuation Range as of April 30, 1998. Under such circumstances, pro forma shareholder equity of the Company would be approximately $30.6 million, at the midpoint, which is approximately $10,000 greater than the pro forma shareholder equity of the Company would be if the Common Stock contribution is made to the Foundation. In preparing this estimate, it has been assumed that the pro forma price to book value ratio and pro forma price to earnings ratio would be approximately the same under both the current appraisal and the estimate of the value of the Company without the Common Stock contribution to the Foundation at the midpoint of the Estimated Valuation Range. Further, assuming the midpoint of the Estimated Valuation Range, pro forma shareholders' equity per share and pro forma earnings per share would be substantially the same with the Common Stock contribution as without the such contribution. In this regard, pro forma shareholders' equity and pro forma net income per share at and for the period ended April 30, 1998 would be $15.00 and $0.23 respectively, at the midpoint of the estimate, assuming no Common Stock contribution to the Foundation, and $15.03 and $0.23, respectively, with the Common Stock contribution. The pro forma price to book value ratio and the pro forma price to earnings ratio at and for the period ended April 30, 1998 are 66.67% and 14.49x, respectively, at the midpoint of the estimate, assuming no Common Stock contribution, and are 66.53% and 14.49x, respectively, with the Common Stock contribution. This estimate by Keller & Company was prepared at the request of the OTS and is solely for purposes of providing members with sufficient information with which to make an informed decision on the Common Stock contribution. There is no assurance that in the event the Common Stock contribution is not approved at the Special Meeting of members that the appraisal prepared at that time would conclude that the pro forma market value of the Company would be the same as that estimated herein.

          If the Common Stock contribution is not made to the Foundation, Keller & Company has estimated that the adjusted maximum of the Estimated Valuation Range would be $26.45 million. Nevertheless, if the pro forma market value of the common stock to be sold by the Company without the Common Stock contribution is either greater than $26.15 million or less than $16.7 million or if the OTS otherwise requires a resolicitation of subscribers, the Association will establish a new Estimated Valuation Range and commence a resolicitation of subscribers (i.e., subscribers will be permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest.) Any change in the Estimated Valuation Range must be approved by the OTS. "See the Conversion - Stock Pricing and Number of Shares to be Issued."

          For comparative purposes only, set forth below are certain pricing ratios and financial data and ratios, at the minimum, midpoint, maximum and adjusted maximum of the Estimated Valuation Range, assuming the Conversion was completed at April 30, 1998.

                                                                                                           At the Maximum
                                       At the Minimum       At the Midpoint         At the Maximum           as Adjusted
                                      -----------------    -------------------     ------------------     -------------------
                                       With       No        With         No         With        No         With         No
                                       Stock     Stock      Stock       Stock       Stock      Stock       Stock       Stock
                                      Contri-   Contri-    Contri-     Contri-     Contri-    Contri-     Contri-     Contri-
                                       bution    bution     bution      bution      bution     bution      bution      bution
                                       ------    ------     ------      ------      ------     ------      ------      ------
Estimated offering amount ..........  $16,700   $17,340    $19,700     $20,400     $22,700    $23,460     $26,150     $26,979
Pro forma market capitalization ....   17,000    17,340     20,000      20,400      23,000     23,460      26,450      26,979
Total assets .......................   86,616    87,215     89,215      89,867      91,814     92,519      94,802      95,568
Total liabilities ..................   59,257    59,257     59,257      59,257      59,257     59,257      59,257      59,257
Pro forma shareholders' equity .....   27,461    27,958     30,060      30,610      32,659     33,262      35,647      36,311
Pro forma consolidated net
  earnings(1) ......................      399       405        421         426         442        449         465         437
Pro forma shareholders' equity
  per share ........................    16.15     16.12      15.03       15.00       14.19      14.18       13.48       13.46
Pro forma consolidated net
  earnings per share(1) ............     0.25      0.25       0.23        0.23        0.21       0.21        0.19        0.19

Pro Forma Pricing Ratios:
  Offering price as a percentage
    of pro forma shareholders'
    equity per share ...............    13.33x    13.33x     14.49x      14.49x      15.87x     15.87x      17.54x      17.54x
  Offering price to pro forma net
    earnings per share(1) ..........    61.92%    62.03%     66.53%      66.67%      70.47%     70.52%      74.18%      74.29%
  Offering price to assets .........    19.63%    19.88%     22.42%      22.70%      25.05%     25.36%      27.90%      28.23%

Pro Forma Financial Ratios:
   Return on assets(2) .............     1.38%     1.39%      1.42%       1.42%       1.44%      1.46%       1.47%       1.49%
   Return on shareholders' equity(2)     4.37%     4.36%      4.21%       4.18%       4.07%      4.06%       3.92%       3.91%
   Shareholders' equity to assets ..    31.70%    32.06%     33.70%      34.06%      35.57%     35.96%      37.60%      37.99%

-----------

(1)  For the four-month period ended April 30, 1998.
(2)  Ratios for the four-month periods have been annualized.

                      PRO FORMA REGULATORY CAPITAL ANALYSIS

          At April 30, 1998, the Association exceeded each of the OTS regulatory capital requirements. Set forth below is a summary of the Association's compliance with the OTS regulatory capital requirements as of April 30, 1998 based on historical capital and also assuming that the indicated number of shares were sold as of such date using the assumptions contained under the caption "Pro Forma Data."

                                                                             Pro Forma at April 30, 1998
                                                   ------------------------------------------------------------------------------
                                                       1,670,000           1,970,000          2,270,000           2,615,000
                                 Historical         Shares Sold at       Shares Sold at     Shares Sold at       Shares Sold at
                              at April 30, 1998         Minimum             Midpoint            Maximum         Adjusted Maximum
                              ------------------   ----------------     ---------------     ----------------    -----------------
                              Amount     Percent   Amount    Percent    Amount   Percent    Amount   Percent    Amount    Percent
                              ------     -------   ------    -------    ------   -------    ------   -------    ------    -------
                                                                   (Dollars in Thousands)
GAAP Capital(1)............   $13,282     18.3%    $19,301     24.6%    $20,420    25.6%    $21,540    26.7%    $22,627      27.8%
                              =======     ====     =======     ====     =======    ====     =======    ====     =======     ====

Tangible Capital(2):
  Capital level............   $12,186     17.1%    $18,205     23.5%    $19,324    24.6%    $20,444    25.7%    $21,731     26.6%
  Requirement..............     1,072      1.5       1,162      1.5       1,179     1.5       1,196     1.5       1,215      1.5
                            ---------    -----   ---------    -----   ---------   -----   ---------   -----   ---------    -----
  Excess...................   $11,114     15.6%    $17,043     22.0%    $18,145    23.1%    $19,248    24.2%    $20,516     25.3%
                              =======     ====     =======     ====     =======    ====     =======    ====     =======     ====

Core Capital(2):
  Capital level(3).........   $12,186     17.1%    $18,205     23.5 %   $19,324    24.6%    $20,444    25.7%    $21,731     26.8%
  Requirement..............     2,143      3.0       2,324      3.0       2,357     3.0       2,391     3.0       2,430      3.0
                            ---------    -----   ---------    -----   ---------   -----   ---------   -----   ---------    -----
  Excess...................   $10,043     14.1%    $15,881     20.5%    $16,967    21.6%    $18,052    22.7%    $19,301     23.8%
                              =======     ====     =======     ====     =======    ====     =======    ====     =======     ====

Risk-Based Capital(2):
  Capital level(4)(5)......   $12,683     31.9%    $18,702     43.4%    $19,821    45.3 %   $20,941    47.2%    $22,228     49.4%
  Requirement..............     3,184      8.0       3,448      8.0       3,497     8.0       3,546     8.0       3,803      8.0
                            ---------    -----   ---------    -----   ---------   -----   ---------   -----   ---------    -----
  Excess...................  $  9,500     23.9%    $15,254     35.4%    $16,324    37.3%    $17,395    39.2%    $18,525     41.4%
                             ========     ====     =======     ====     =======    ====     =======    ====     =======     ====

--------------

(1) Total equity as calculated under generally accepted accounting principles ("GAAP"). Assumes that the Association receives 50% of the net proceeds, offset in part by the aggregate purchase price of Common Stock acquired at a price of $10.00 per share by the ESOP in the Conversion and the anticipated expenses associated with the restricted stock plan.

(2) Tangible and core capital figures are determined as a percentage of total adjusted assets; risk-based capital figures are determined as a percentage of risk-weighted assets. Adjusted assets assumed for tangible and core capital are $71.4 million, $77.5 million, $78.6 million, $79.7 million and $81.0 million at historical, minimum, midpoint, maximum and adjusted maximum. Risk-weighted assets are assumed to be $39.1 million, $42.4 million, $43.0 million, $43.6 million and $44.4 million at historical, minimum, midpoint, maximum and adjusted maximum, respectively. See Note K of the Notes to Consolidated Financial Statements.

(3) In April 1991, the OTS proposed a core capital requirement for savings associations comparable to the requirement for national banks that became effective on November 30, 1990. This proposed core capital ratio is 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness ("CAMEL" rating), with a 4% to 5% core capital requirement for all other thrifts. See "Regulation - Regulatory Capital Requirements."

(4) Includes $853,000 of general valuation allowances, of which $489,000 qualifies as supplementary capital. See "Regulation - Regulatory Capital Requirements."

(5) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 54.9% risk-weight.

                                 CAPITALIZATION

          Set forth below is the capitalization, including deposits, of Home Federal as of April 30, 1998, and the pro forma capitalization of the Company at the minimum, the midpoint, the maximum and the adjusted maximum of the Estimated Valuation Range, after giving effect to the Conversion and based on other assumptions set forth in the table and under the caption "Pro Forma Data."

                                                                                  Company - Pro Forma
                                                                           Based Upon Sale at $10.00 per share
                                                                    -----------------------------------------------
                                                                                                          Adjusted
                                                     Home Federal   Minimum      Midpoint     Maximum      Maximum
                                                       Existing    1,670,000    1,970,000    2,270,000    2,615,000
                                                    Capitalization   Shares       Shares       Shares       Shares
                                                    --------------   ------       ------       ------       ------
                                                                                (In Thousands)
Deposits(1) ........................................    $ 57,765    $ 57,765     $ 57,765     $ 57,765     $ 57,765
Borrowings .........................................         400         400          400          400          400
                                                        --------    --------     --------     --------     --------
Total Deposits and borrowed funds ..................    $ 58,165    $ 58,165     $ 58,165     $ 58,165     $ 58,165
                                                        ========    ========     ========     ========     ========

Shareholders' Equity:
  Serial Preferred Stock ($0.01 par value)
   authorized - 500,000 shares; none to be
   outstanding .....................................    $     --   $      --     $     --    $      --     $     --
  Common Stock ($0.01 par value)
    authorized  - 6,500,000 shares; to be
    outstanding (as shown)(2) ......................          --          17           20           23           26
  Additional paid-in capital .......................          --      16,100       19,058       22,012       25,411
  Shares issued to the Foundation ..................          --         300          300          300          300
  Retained earnings, substantially
    restricted(3) ..................................      12,186      12,186       12,186       12,186       12,186
  Net unrealized gain (loss) on securities
    available for sale .............................       1,096       1,096        1,096        1,096        1,096
Less:
  Foundation contribution expense, net of
    tax benefit(4) .................................          --         198          198          198          198
  Common Stock acquired by ESOP(5) .................          --      (1,360)      (1,600)      (1,840)      (2,116)
  Common Stock acquired by restricted
    stock plan(5) ..................................          --        (680)        (800)        (920)      (1,058)
                                                        --------    --------     --------     --------     --------
Total Shareholders' Equity(6) ......................    $ 13,282    $ 27,461     $ 30,060     $ 33,659     $ 35,654
                                                        ========    ========     ========     ========     ========

--------------

(1) No effect has been given to withdrawals from deposit accounts for the purpose of purchasing Common Stock in the Conversion. Any such withdrawals will reduce pro forma deposits by the amount of such withdrawals.

(2) Does not reflect the shares of Common Stock that may be reserved for issuance pursuant to the Stock Option Plan.

(3) See "Dividends" and "Regulation - Limitations on Dividends and Other Capital Distributions" regarding restrictions on future dividend payments and "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Association" regarding the liquidation account to be established upon Conversion.

(4) Represents the tax effect of the contribution of Common Stock to the Foundation based on a 34% tax rate. The realization of the tax benefit is limited annually to 10% of the Company's annual taxable income, subject to the ability of the Company to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

(5) Assumes that 8% of the shares issued in the Conversion will be purchased by the ESOP. The funds used to acquire the ESOP shares will be borrowed from the Company. The Association intends to make contributions to the ESOP sufficient to service and ultimately retire the ESOP's debt over a twelve-year period. Also assumes that an amount of shares equal to 4% of the amount of shares issued in the Conversion will be acquired by the restricted stock plan, following shareholder ratification of such plan after completion of the Conversion. In the event that the restricted stock plan is funded solely by the issuance of authorized but unissued shares, the interest of existing shareholders would be diluted by approximately 3.8%. The amount to be borrowed by the ESOP and the Common Stock acquired by the restricted stock plan is reflected as a reduction of shareholders' equity. See "Management - Benefit Plans - Employee Stock Ownership Plan" and "- Other Stock Benefit Plans."

(6) If the Common Stock Contribution to the Foundation is approved by the Association's members, the amount of initial contribution will be accrued as an expense in the fiscal quarter in which the Conversion is completed. See "The Conversion Stock Contribution to the Charitable Foundation."


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Management's discussion and analysis of financial condition and results of operations is intended to assist you in understanding the financial condition and results of operations of Home Federal. The information contained in this section should also be read in conjunction with our Financial Statements and Notes to the Financial Statements included elsewhere in this document.

General

         The Company has recently been formed and, accordingly, has no results of operations. The following discussion relates only to Home Federal's financial condition and results of operations. Our results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest we earn on interest-earning assets, consisting primarily of mortgage loans, collateralized mortgage obligations and other investments, and the rates we pay on interest-bearing liabilities, consisting primarily of deposits and borrowings, and (ii) the relative amounts of such interest-earning assets and interest-bearing liabilities. The level of noninterest income, such as fees received from customer deposit account service charges and gains on sales of investments, and the level of noninterest expense, such as federal deposit insurance premiums, salaries and benefits, office occupancy costs, and data processing costs, also affect our results of operations. Finally, our results of operations may also be affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond our control.

Financial Condition

         April 30, 1998 Compared to December 31, 1997. Total assets of $72.5 million and total liabilities of $59.3 million at April 30, 1998 remained relatively unchanged compared to December 31, 1997. Loans receivable and investment securities categorized as available for sale declined $593,000 and $263,000, respectively, between December 31, 1997 and April 30, 1998 as a result of such loans and investments maturing and being repaid. These declines were partially offset by a $230,000 increase in securities, primarily collateralized mortgage obligations ("CMOs"), categorized by the Association as held to maturity at April 30, 1998.

         Equity increased $119,000 from December 31, 1997 to April 30, 1998 as a result of $287,000 of net income earned during such four-month period and a $168,000 decrease in unrealized gains for securities categorized as available for sale.

         December 31, 1997 Compared to December 31, 1996. Total assets increased $1.3 million, or 1.8%, to $72.5 million at December 31, 1997 from $71.2 million at December 31, 1996. The increase in total assets resulted from a $3.6 million increase in the loan portfolio to $36.7 million and a $2.6 million increase in cash and cash equivalents to $4.9 million at December 31, 1997. These increases were partially offset by a $4.9 million decline in the securities portfolio at December 31, 1997, as a result of sales and maturities of such securities. The increase in the loan portfolio is attributable to a reduction in loan prepayments in 1997. Proceeds from the sales and maturities of securities were used to fund loan growth.

         Total liabilities increased $284,000 to $59.3 million at December 31, 1997. The increase was attributable to a $181,000 increase in deposits to $57.9 million.

         Equity increased $1.0 million, or 8.2%, as a result of $386,000 of net income earned by the Association and a $614,000 increase on unrealized gains for securities categorized as available for sale.

Average Balances, Interest Rates and Yields

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances.

                                                             Four Months Ended April 30,                  Year Ended December 31,
                                            --------------------------------------------------------   ----------------------------
                                                         1998                          1997                        1997
                                            -----------------------------   ------------------------   ----------------------------
                                              Average    Interest            Average   Interest          Average   Interest
                                            Outstanding  Earned/    Yield/ Outstanding Earned/ Yield/  Outstanding  Earned/   Yield/
                                              Balance     Paid       Rate    Balance     Paid   Rate     Balance    Paid       Rate
                                              -------     ----       ----    -------     ----   ----     -------    ----       ----
Interest-Earning Assets:                                                 (Dollars in Thousands)
 Loans receivable(1).....................     $36,447   $1,016       8.36%  $34,165    $  936   8.22%   $35,507     $2,959     8.33%
 Mortgage-backed and related securities..      12,502      250       6.00    11,588       237   6.14     11,677        665     5.70
 Investment securities...................      17,300      321       5.57    22,068       434   5.90     19,210      1,150     5.99
 FHLB stock..............................         297        7       7.07       276         6   6.52        283         20     7.07
 Interest bearing deposits...............       4,337       77       5.33     2,077        38   5.49      3,791        208     5.49
                                              -------   ------              -------     -----           -------      -----
  Total interest-earning assets(1).......     $70,883    1,671       7.07   $70,174     1,651   7.06    $70,468      5,002     7.10
                                              =======   ------              =======     -----           =======      -----
Interest-Bearing Liabilities:
 Savings deposits........................     $25,392      259       3.06   $26,176       267   3.06    $26,340        806     3.06
 Demand and NOW deposits.................       2,951       30       3.05     2,754        28   3.05      2,885         88     3.05
 Certificate accounts....................      28,770      523       5.45    28,102       483   5.16     28,231      1,539     5.45
 Borrowings..............................         400       12       9.00       500        15   9.00        488         43     8.81
                                              -------   ------              -------     -----           -------      -----
   Total interest-bearing liabilities.....    $57,513      824       4.30   $57,532       793   4.14    $57,944      2,476     4.27
                                              =======   ------              =======     -----           =======      -----
Net interest income......................               $  847                          $ 858                       $2,526
                                                        ======                          =====                       ======
Net interest rate spread.................                            2.77%                      2.92%                          2.83%
                                                                     ====                       ====                           ====
Net earning assets.......................     $13,370                       $12,642                     $12,524
                                              =======                       =======                     =======
Net yield on average interest-
  earning assets.........................                            3.58%                      3.67%                          3.58%
                                                                     ====                       ====                           ====
Average interest-earning assets to average
  interest-bearing liabilities...........                 1.23x                          1.22x                        1.22x
                                                          ====                           ====                         ====

                                                      Year Ended December 31,
                                                  -----------------------------
                                                              1996
                                                  -----------------------------
                                                    Average   Interest
                                                  Outstanding  Earned/   Yield/
                                                    Balance     Paid      Rate
                                                    -------     ----      ----
                                                       (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1)............................   $30,753   $2,510       8.16%
 Mortgage-backed and related securities.........    14,536      845       5.81
 Investment securities..........................    21,756    1,266       5.82
 FHLB stock.....................................       263       18       6.84
 Interest bearing deposits......................     2,631      141       5.36
                                                   -------   ------
  Total interest-earning assets(1)..............   $69,939    4,780       6.83
                                                   =======   ======
Interest-Bearing Liabilities:
 Savings deposits...............................   $27,320      836       3.06
 Demand and NOW deposits........................     2,820       86       3.05
 Certificate accounts...........................    27,453    1,475       5.37
 Borrowings.....................................        62        5       8.06
                                                   -------   ------
   Total interest-bearing liabilities...........   $57,655    2,402       4.17
                                                   =======   ------
Net interest income.............................             $2,378
                                                             ======
Net interest rate spread........................                          2.66%
                                                                          ====
Net earning assets..............................   $12,284
                                                   =======
Net yield on average interest-earning assets....                          3.40%
                                                                          ====
Average interest-earning assets
  to average interest-bearing liabilities.......               1.21x
                                                               ====
----------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves. Includes non-accrual loans.
                                      -29-

Rate/Volume Analysis of Net Interest Income

         The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                      Four Months Ended
                                                          April 30,               Years Ended December 31,
                                                        1997 vs. 1998                  1996 vs. 1997
                                                 ---------------------------   -----------------------------
                                                    Increase                     Increase
                                                   (Decrease)                   (Decrease)
                                                     Due to          Total        Due to            Total
                                                 -------------      Increase   -------------       Increase
                                                 Volume   Rate     (Decrease)  Volume   Rate      (Decrease)
                                                 ------   ----     ----------  ------   ----      ----------
                                                                          (Dollars in Thousands)
Interest-Earning assets:
  Loans receivable.........................       $ 69    $ 11       $   80     $399    $ 50          $449
  Mortgage-backed and related securities...         18      (5)          13     (164)    (16)         (180)
  Investment securities....................        (90)    (23)        (113)    (155)     39          (116)
  Interest bearing deposits and other......         40      (1)          39       64       5            69
                                                ------  ------      -------  -------   -----       -------
    Total interest-earning
       assets..............................       $ 37    $(18)          19     $144    $ 78           222
                                                  ====    ====       ------     ====    ====          ----

Interest-Bearing liabilities:
  Savings deposits.........................       $ (8)  $ ---         $ (8)   $ (30)  $ ---         $ (30)
  Demand and NOW deposits..................          2     ---            2        2     ---             2
  Borrowings...............................         (3)    ---           (3)      37       1            38
  Certificate accounts.....................         12      28           40       42      22            64
                                                 -----   -----       ------     ----    ----        ------
    Total interest-bearing
       liabilities.........................       $  3    $ 28           31     $ 51    $ 23            74
                                                  ====    ====       ------     ====    ====         -----

Net interest income........................                           $ (12)                          $148
                                                                      =====                           ====

Interest Rate Spreads

         The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the dates indicated. Weighted average balances are based on monthly balances.


                                                                At December 31,
                                                  April 30,    -----------------
                                                    1998       1997       1996
                                                    ----       ----       ----
Weighted average yield on:
 Loans receivable .............................     8.04%      8.34%      8.27%
 Mortgage-backed and related securities .......     6.06       5.96       5.69
 Investment securities ........................     5.46       5.52       6.00
 FHLB stock ...................................     7.25       7.31       7.04
 Interest bearing deposits ....................     5.44       6.56       6.85
 Combined weighted average yield
   on interest-earning assets .................     6.89       7.13       7.04

Weighted average rate paid on:
 Savings deposits .............................     3.06       3.06       3.06
 Demand and NOW deposits ......................     3.05       3.05       3.05
 Certificate accounts .........................     5.41       5.52       5.32
 Borrowings ...................................     8.88       8.88       8.88
 Combined weighted average rate paid
   on interest-bearing liabilities ............     4.27       4.31       4.19

Spread ........................................     2.62       2.82       2.85


Results of Operations

         Comparison of Operating Results for the Four Months Ended April 30, 1998 and 1997

         Net Income. Net income was $287,000 for the four months ended April 30, 1998, compared to $298,000 for the four months ended April 30, 1997, representing a decrease of 3.7%. Interest income increased $19,000, primarily as a result of an increase in our outstanding balance of loans, and noninterest income increased $461,000, as a result of gains on the sales of securities. These increases were mostly offset by the $31,000 increase in interest expense resulting from higher certificate account balances and the $433,000 increase in noninterest expense relating to bonuses paid to directors, officer and employees. Our provision for loan losses was also $20,000 higher for the four months ended April 30, 1998 compared to the same period in 1997. For the four months ended April 30, 1998 and 1997, the annualized returns on assets were 1.19% and 1.25%, respectively, while the returns on retained earnings were 7.15% and 7.67%, respectively.

         Net Interest Income. Net interest income was $847,000 for the four months ended April 30, 1998 compared to $859,000 for the four months ended April 30, 1997, representing a decrease of 1.4%. Interest income increased $19,000 to $1,671,000 for the four months ended April 30, 1998 compared to the same period in 1997, as a result of a $709,000 increase in the average outstanding balance of interest-earning assets and a slight shift in our asset mix from lower-yielding securities and interest-bearing deposits to higher yielding mortgage loans. However, the increase in interest income was more than offset by the $31,000 increase in interest expense to $824,000 for the four months ended April 30, 1998, compared to $793,000 for the four months ended April 30, 1997, primarily as a result of the higher rate paid on, and the higher average outstanding balance of, certificate accounts. See "- Average Balances, Interest Rates and Yields" and "- Rate Volume Analysis of Net Interest Income."

         Our average outstanding balance of interest-earning assets to interest-bearing liabilities remained relatively constant at 1.23x for the four months ended April 30, 1998, compared to 1.22x for the same period in 1997. Proceeds received from maturing lower-yielding investment and mortgage-related securities were redeployed into higher-yielding mortgage loans, which resulted in the increase in interest income. Our average outstanding balance of loans receivable was $2,282,000 higher for the four months ended April 30, 1998 compared to the same period in 1997, while our average outstanding balance of our mortgage-backed and related securities, investment securities and interest-bearing deposits was $1,594,000 lower during the same periods. The average yield on our loan portfolio also increased to 8.36% for the four months ended April 30, 1998, compared to 8.22% for the same period in 1997. However, our net interest rate spread decreased to 2.77% for the four months ended April 30, 1998, compared to 2.92% for same period in 1997, as a result of the increased balance of higher costing certificate accounts.

         Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision was $20,000 for the four months ended April 30, 1998. No provision was made during the four months ended April 30, 1997. The increase in the provision was primarily the result of the increased amount of loans held in portfolio and increased nonperforming assets, as well as management's continuing reassessment of the portfolio. At April 30, 1998 our allowance for loan losses totaled $853,000, or 2.36% of net loans receivable and 50.29% of total non-performing loans. See "Business of Home Federal - Asset Quality."

         It is our policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current and anticipated economic conditions in our market area. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing assets.

         We will continue to monitor our allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although we maintain our allowance for loan losses at a level which we consider to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, our determination as to the amount of the allowance for loan losses is subject to review by the OTS and the FDIC, as part of their examination process, which may result in the establishment of an additional allowance.

         Noninterest Income. Our noninterest income consists primarily of service fees charged on transaction accounts and gains on sales of securities. Noninterest income was $469,000 for the four months ended April 30, 1998, compared to $8,000 for the same period in 1997. This increase was the result of a $461,000 gain on the sale of investment securities as management chose to realize gains on approximately 20% of its Federal Home Loan Mortgage Corporation stock, which at the time of sale was at or near record price levels.

         Noninterest Expense. Noninterest expense was $890,000 for the four months ended April 30, 1998 compared to $457,000 for the same period in 1997, representing a 95% increase. This increase was primarily attributable to salaries and employee benefits, our largest noninterest expense which was $745,000 for the four month period ended April 30, 1998 compared to $297,000 for the same period in 1997, representing an increase of 151%. The increase in salaries and benefits was the result of a bonus paid to directors, officers and employees.

         Federal Income Taxes. Federal income taxes were $119,000 for the four months ended April 30, 1998, compared to $112,000 for the same period in 1997. The increase in federal income taxes, despite the slightly lower taxable income earned by the Association for the period, was the result of a reduction in the tax credits generated by our investment in a limited partnership. See "Subsidiaries and Other Activities." Our effective tax rates were 29.3% and 27.3% for the four months ended April 30, 1998 and 1997, respectively.

         Comparison of Operating Results for the Years Ended December 31, 1997 and 1996

         Net Income. Net income was $386,000 for the year ended December 31, 1997 compared to $426,000 for the year ended December 31, 1996, representing a decrease of 9.4%. Net income decreased as a result of a $660,000 increase to our provision for loan losses as a result of the increased loan balance and increased nonperforming assets, as well as management's continued assessments of the portfolio. Net interest income increased $148,000, primarily as a result of the increase in our average outstanding balance of loans during 1997, and noninterest expense decreased $371,000, primarily as a result of the absence of the one-time SAIF assessment paid in November 1996. Absent the SAIF assessment, net income for 1996 would have been $675,000, or $289,000 higher than net income in 1997. For the years ended December 31, 1997 and 1996, the returns on assets were 0.54% and 0.60% (0.95% excluding the SAIF assessment), respectively, while the returns on retained earnings were 3.27% and 3.75% (5.94% excluding the SAIF assessment), respectively.

         Net Interest Income. Net interest income was $2,526,000 for the year ended December 31, 1997, compared to $2,378,000 for the year ended December 31, 1996, representing a 6.2% increase. The increase was the result of a $222,000 increase in interest income to $5,002,000 for the year ended December 31, 1997. Interest expense also increased, but only slightly, to $2,476,000 for 1997 compared to $2,402,000 for 1996, partially offsetting the increase in interest income.

         While our average outstanding balance of interest-earning assets to interest-bearing liabilities remained relatively constant at 1.22x during 1997 compared to 1.21x during 1996, we were successful in redeploying proceeds received from maturing lower-yielding securities into higher- yielding loans, which resulted in increased interest income. Our average outstanding balance of mortgage loans increased $4.8 million from 1996 to 1997, while our average outstanding balance of securities and interest-bearing deposits decreased $4.2 million during the same period. The average yield on our loan portfolio also increased 17 basis points to 8.33% for 1997, compared to 8.16% for 1996. In addition, our net interest rate spread increased to 2.83% for the year ended December 31, 1997, compared to 2.66% for the year ended December 31, 1996 as a result of the shift in our asset mix.

          The increase in interest expense was due to a $778,000 increase in the average outstanding balance of certificate accounts and, to a lesser extent, an 8 basis point increase in the rate paid on such accounts. The increased borrowings associated with our equity investment in a limited partnership to construct low-cost multi-family housing units also contributed to the increase in interest expense. See "Subsidiary and Other Activities." These increases were partially offset by a $1,000,000 decline in our lower costing transaction accounts. See "- Average Balances, Interest Rates and Yields" and "- Rate/Volume Analysis of Net Interest Income."

         Provision for Loan Losses. During the year ended December 31, 1997, we recorded a provision for loan losses of $700,000, compared to $40,000 during 1996. The increase in the provision was the result of the increased amount of loans held in portfolio and increased nonperforming loans, as well as management's continuing reassessment of the portfolio. At December 31, 1997, our allowance for loan losses totaled $854,000, or 2.32% of net loans receivable and 51.38% of total non-performing loans. See "Business of Home Federal - Asset Quality."

         Noninterest Income. Noninterest income was $27,000 for the year ended December 31, 1997, compared to $23,000 for 1996. The $4,000 increase was related to a gain on the sale of an investment security in 1997.

         Noninterest Expense. Noninterest expense decreased by $371,000, or 21.2%, to $1,380,000 for the year ended December 31, 1997 from $1,751,000 for the year ended December 31, 1996. The decrease primarily was due to the absence in 1997 of the $378,000 special assessment paid in 1996 to recapitalize the SAIF. Absent the SAIF assessment, noninterest expense would have increased $7,000.

         Salaries and employee benefits, our largest noninterest expense, increased $47,000 from 1996 to 1997, representing an increase of 5.7%. The increase in salaries and benefits was the result of normal wage adjustments and the addition of one full-time employee. Other operating expenses increased $60,000, or 19.9%, from 1996 to 1997, primarily as a result of increased data processing costs.

         Federal Income Taxes. Federal income taxes were $87,000 for the year ended December 31, 1997, compared to $184,000 for the same period in 1996. We paid less federal income taxes during 1997 as a result of earning less income and the effect of tax credits generated by our investment in a limited partnership. Our effective tax rates were 18.4% and 30.2% for 1997 and 1996, respectively.

Asset/Liability Management

         As stated above, we derive our income primarily from the excess of interest collected over interest paid. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of many financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities.

         In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor the Association's interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more rapidly or to a greater extent than our liabilities, then net portfolio value and net interest income would tend to increase during periods of rising interest rates and decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, then net portfolio value and net interest income would tend to decrease during periods of rising interest rates and increase during periods of falling interest rates. Our policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates.

         To manage the interest rate risk, we attempt to originate adjustable-rate loans; however, due to the low interest rate environment over the past several years, customer demand for fixed-rate loans has been strong. At April 30, 1998, ARM loans totaled $21.9 million or 55.7% of our total loan portfolio. We also maintain a large portfolio of liquid assets which includes investment securities. Maintaining liquid assets, however, tends to reduce potential net income because liquid assets usually provide a lower yield than other interest-earning assets.

         Our Board of Directors is responsible for reviewing our asset and liability position. The Board meets quarterly to review interest rate risk and trends, liquidity and capital ratios and related regulatory requirements. In addition, the Board reviews simulations of the effect of interest rates on the Association's capital, net interest income and net income under various interest rate scenarios. Management of the Association is responsible for implementing the policies and decisions of the Board of Directors with respect to our asset and liability goals and strategies. The Association has operated for the last three years within the Board's defined asset/liability parameters.

Net Portfolio Value

         In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured by the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. Based on the Association's asset size and risk-based capital, we have been informed by the OTS that Home Federal is exempted from this rule. Nevertheless, the following table presents an estimate of the change in our NPV at March 31, 1998 as calculated by our personnel, based on quarterly financial information.


                                 March 31, 1998
    ----------------------------------------------------------------------------
                    Net Portfolio Value                  NPV as % of PV of Asset
    --------------------------------------------------   -----------------------
    Change in
       Rate       $ Amount      $ Change      % Change     NPV Ratio   BP Change
    ---------     --------      --------      --------     ---------   ---------
                                (Dollars in Thousands)

+400 bp            $10,172      $(3,683)        (26.6)%       14.54%    (428)
+300                11,403       (2,452)        (17.7)        16.02     (280)
+200                12,459       (1,396)        (10.1)        17.25     (157)
+100                13,260         (595)         (4.3)        18.16      (66)
  --                13,855           --            --         18.82        --
-100                14,473           618          4.5         19.49        67
-200                14,854           999          7.2         19.90       108
-300                15,006         1,151          8.3         20.07       125
-400                15,142         1,287          9.3         20.21       139


         In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of NPV at each basis point increment. The third and fourth columns present the Association's actual position in dollar change and percentage change in NPV at each basis point increment. The remaining columns present the Association's percentage change and basis point change in its NPV as a percentage of portfolio value of assets.

         Were the Association subject to the IRR component at March 31, 1998, it would not have been considered to have had a greater than normal level of interest rate exposure and a deduction from capital would not have been required. Although we have been advised by the OTS that Home Federal is not subject to the IRR component discussed above, it is still subject to interest rate risk and, as can be seen above, rising interest rates will reduce the Association's NPV. The OTS has the authority to require otherwise exempt institutions to comply with the rule concerning interest rate risk. See "Regulation - Regulatory Capital Requirements."

         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Although certain assets and liabilities may have similar maturities or periods within which they reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above.

Liquidity and Capital Resources

         Our primary sources of funds are deposits, repayments and prepayments of loans and securities and interest income. Although maturity and scheduled amortization of loans and securities are relatively predictable sources of funds, deposit flows and prepayments on loans and securities are influenced significantly by general interest rates, economic conditions and competition.

         Our primary investment activity is originating one- to four-family residential mortgages and, to a lesser extent, commercial, multi-family and construction real estate loans to be held to maturity. For the four months ended April 30, 1998, and the fiscal years ended December 31, 1997 and 1996, we originated loans for our portfolio in the amount of $3.2 million, $7.0 million and $9.5 million, respectively. For the four months ended April 30, 1998, and the fiscal years ended December 31, 1997 and 1996, these activities were funded from repayments of loans and securities of $7.1 million, $12.6 million and $15.8 million, respectively. Excess funds are generally invested in short-term investment securities and collateralized mortgage obligations.

         Our most liquid assets are cash and cash equivalents. At April 30, 1998, and December 31, 1997 and 1996, cash and cash equivalents were $5.5 million, $4.9 million, and $2.2 million, respectively. The Association's management monitors and reviews its liquidity and maintains a $2.0 million line of credit with a commercial bank which can be accessed immediately.

         Liquidity management is an ongoing and long-term function of our asset/liability management strategy. Excess funds generally are invested in interest-bearing overnight deposits at other financial institutions and in short-term investment securities. If we require funds beyond our ability to generate deposits, additional sources of funds are available through certain other assets as collateral for such advances. We believe, based on our current balance sheet structure and our ability to acquire funds from the FHLB of Cincinnati and other sources, that the Association's liquidity is adequate.

Impact of Inflation and Changing Prices

         The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000 Issues

         The approaching millennium is causing organizations of all types to review their computer systems for the ability to properly accommodate the year 2000. When computer systems were first developed, two digits were used to designate the year in date calculations and "19" was assumed for the century. As a result, there is significant concern about the integrity of date sensitive calculations when the calendar rolls over to January 1, 2000. An older system could interpret 01/01/00 as January 1, 1900 potentially causing major problems calculating interest, payment, delinquency or maturity dates. An internal committee of the Association, comprised of two officers and an outside director, has been formed to address the potential risk that year 2000 poses for the Association.

         Accurate data processing is essential to our operations and a lack of accurate processing by our vendors or by us could have a significant adverse impact on the Association's financial condition and results of operations. We have been assured by our data processing service bureau that their computer services will function properly on and after January 1, 2000. Our data processing service bureau has advised Management that it, in fact, anticipates completing programming corrections by October 1998, and will commence testing in November 1998. If by the end of this year it appears that our primary data processing service bureau will be unable to resolve this problem in a timely manner, then we will identify a secondary data processing service provider to complete the task. If we are unable to do this, we will identify those steps necessary to minimize the negative impact the computer problems. At this time we cannot determine the expense that may be incurred in connection with year 2000 issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -Year 2000 Issues."

         In addition to expenses related to our own systems, we could incur losses if loan payments are delayed due to year 2000 problems affecting any of our significant borrowers or impairing the payroll systems of large employers in our market area. We have been communicating with our vendors to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. To date, we have not been advised by such parties that they do not have plans in place to address and correct the issues associated with the year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation.

Recent Accounting Pronouncements

         FASB Statement on Reporting Comprehensive Income. In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130. SFAS No. 130 will require the Company to classify items of other comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of equity. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

         FASB Statement on Earnings Per Share. In March 1997, FASB issued SFAS No. 128. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board ("APB") Opinion No. 15, Earnings per Share ("EPS"), and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and the denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. SFAS No. 128 supersedes Opinion 15 and AICPA Accounting Interpretation 1-102 of Opinion 15. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company intends to adopt SFAS No. 128 in the initial reporting period following consummation of the offering.

         FASB Statement on Disclosure of Information about Capital Structure. In February 1997, the FASB issued SFAS No. 129. SFAS No. 129 incorporates the disclosure requirements of APB Opinion No. 15, Earnings per Share, and makes them applicable to all public and nonpublic entities that have issued securities addressed by the Statement. APB Opinion No. 15 requires disclosure of descriptive information about securities that is not necessarily related to the computation of earnings per share. This statement continues the previous requirements to disclose certain information about an entity's capital structure found in APB Opinions No. 10, Omnibus Opinion- 1966, and No. 15, Earnings per Share, and FASB Statement No. 47, Disclosure of Long-Term Obligations, for entities that were subject to the requirements of those standards. SFAS No. 129 eliminates the exemption of nonpublic entities from certain disclosure requirements of Opinion 15 as provided by FASB Statement No. 21, Suspension of the Reporting of Earnings per Share and Segment Information by Nonpublic Enterprises. It supersedes specific disclosure requirements of Opinions No. 10 and No. 15 and FASB Statement No. 47 and consolidates them in this Statement for ease of retrieval and for greater visibility to nonpublic entities. FASB No. 129 is effective for financial statements for periods ending after December 15, 1997. SFAS No. 129 will be adopted by the Company and the Association in the initial period following consummation of the offering.

         FASB Statement on Accounting for Stock-Based Compensation. In October 1995, the FASB issued SFAS No. 123. SFAS No. 123 defines a "fair value based method" of accounting for an employee stock option whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. FASB has encouraged all entities to adopt the fair value based method, however, it will allow entities to continue the use of the "intrinsic value based method" prescribed by APB Opinion No. 25. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. However, most stock option plans have no intrinsic value at the grant date and, as such, no compensation cost is recognized under APB Opinion No. 25. Entities electing to continue use of the accounting treatment of APB Opinion No. 25 must make certain pro forma disclosures as if the fair value based method had ben applied. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures must include the effects of all awards granted in fiscal years beginning after December 15, 1994. The Company expects to use the "intrinsic value based method" as prescribed by APB Opinion No. 25.

         FASB Statement on Disclosures about Segments of an Enterprise and Related Information. In June 1997, the FASB issued SFAS No. 131. SFAS No. 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

         FASB Statement on Employers' Disclosures about Pensions and Other Post-retirement Benefits. In February 1998, the FASB issued SFAS No. 132. SFAS NO. 132 revises employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans and is effective for fiscal years beginning after December 15, 1997. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.


                            BUSINESS OF HOME FEDERAL

General

         Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent and construction loans secured by first mortgages on owner-occupied, one- to four-family residences. We also originate loans secured by first mortgages on nonowner-occupied, one- to four-family residences, permanent and construction loans secured by commercial real estate and multi-family real estate and, to a much lesser extent, consumer and commercial business loans. While our primary business is the origination of one- to four-family residential mortgage loans funded through retail deposits, competition from other financial institutions has limited the volume of loans the Association has been able to originate and place in its portfolio. As a result, we invest our excess funds into short-term, lower-yielding investment and mortgage-related securities.

         Our revenues are derived principally from interest on mortgage and other loans, and interest and dividends on investment and mortgage-related securities.

         We offer a variety of deposit accounts having a wide range of interest rates and terms, which generally include passbook and statement savings accounts, money market deposit accounts, NOW and interest-bearing checking accounts and certificate accounts with varied terms ranging from 91 days to three years. We only solicit deposits in our primary market area and we do not accept brokered deposits.

Market Area

         We intend to continue to be a community-oriented financial institution offering a variety of financial services to meet the needs of the community we serve. We primarily serve the Niles, Ohio area. Our primary lending area consists generally of the area within a 30 mile radius of the City of Niles. We may grant a loan outside of this 30 mile radius on occasion and only with the approval of our Board of Directors. We do not grant loans outside the State of Ohio.

         Trumbull County, where the Association is located, consists primarily of suburban and rural communities with manufacturing and wholesale distribution activities serving as the basis of the local economy. Major employers in the area include General Motors Corp. and WCI Steel, Inc.

         Our market area has experienced a higher current unemployment rate than Ohio and the United States. In April 1998, Trumbull County had an unemployment rate of 4.5%, compared to an unemployment rate of 3.8% in Ohio, and 4.3 % in the United States. Furthermore, the population of Niles has remained relatively stagnant from 1990 to 1997, and is projected to remain relatively the same through the year 2002.

Lending Activities

         General. Our primary lending activity is the origination of loans secured by first mortgages on one- to four-family residential properties. We also make permanent and construction loans on multi-family and commercial properties, and a limited number of consumer and commercial business loans. Our mortgage loans carry either a fixed or an adjustable interest rate. Mortgage loans are generally long-term and amortize on a monthly basis with principal and interest due each month. At April 30, 1998, our net loan portfolio totaled $36.2 million, which constituted 50.0% of our total assets.

         All loans are originated by management, subject to ratification by the Board of Directors. Commercial real estate loans and multi-family loans are generally reviewed by the Board prior to a lending commitment being extended.

         Management is responsible for presenting to the Board information about the credit-worthiness of a borrower and the estimated value of the subject property. Information pertaining to credit-worthiness of a borrower generally consists of a summary of the borrower's credit history, employment, employment stability, net worth and income. The estimated value of the property must be supported by an appraisal report prepared in accordance with our appraisal policy.

         At April 30, 1998, the maximum amount which we could have loaned to any one borrower and the borrower's related entities was approximately $1.9 million. Except as described below, at April 30, 1998, we had no loans or groups of loans to related borrowers with outstanding balances in excess of this amount. At that date, our largest lending relationship to a single borrower or a group of related borrowers consisted of 12 loans totaling $2.6 million (of which approximately $808,000 was unfunded at April 30, 1998). Of the 12 loans, three loans were for the construction of a residential housing development, six loans were for individual home construction, and three loans were secured by apartment rental units and commercial office space. This lending relationship was within federal regulatory guidelines pursuant to exceptions for residential housing developments. The second largest lending relationship at April 30, 1998, consisted of two purchased participation loans totaling $1.9 million (of which approximately $803,000 was unfunded at April 30, 1998) for the construction of an apartment complex and a warehouse/office complex in Columbus, Ohio. Each of these loans was current and performing in accordance with its terms at April 30, 1998.

         Our third largest lending relationship at April 30, 1998 totaled $1.4 million and consisted of six loans secured by commercial and residential real estate. At April 30, 1998, three of the six loans were nonperforming. The three nonperforming loans totaled approximately $1.0 million at April 30, 1998. See "- Asset Quality - Nonperforming Assets."

         The next two largest lending relationships at April 30, 1998, consisted of one loan totaling $994,000 secured by 114 nonowner-occupied, single family residences and one loan totaling $942,000 secured by an apartment complex. Each of these loans was current and performing in accordance with its terms at April 30, 1998. The loan secured by the apartment complex was paid in full during June 1998.

         We had only four other lending relationships which exceeded $700,000 at April 30, 1998, all of which were current and performing generally in accordance with their loan terms at such date.

         Loan Portfolio Composition. The following table sets forth information concerning the composition of our loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

                                                                                        December 31,
                                                   April 30,           --------------------------------------------
                                                     1998                      1997                   1996
                                             ----------------------    --------------------    --------------------
                                             Amount      Percent       Amount       Percent    Amount       Percent
                                             ------      -------       ------       -------    ------       -------
                                                               (Dollars in Thousands)
Real Estate Loans:
 One- to four-family....................     $25,054        63.74%     $25,634       64.29%   $22,310         62.99 %
 Commercial.............................       4,680        11.91        4,603       11.54      4,746         13.40
 Multi-family...........................       3,057         7.78        4,143       10.39      3,299          9.31
 Construction or development............       5,310        13.51        4,231       10.61      3,681         10.39
                                             -------      -------      -------     -------    -------        ------
     Total real estate loans............      38,101        96.94       38,611       96.83     34,036         96.09
                                             -------      -------      -------     -------    -------        ------

Other Loans:
 Consumer Loans:
  Home equity...........................         909         2.31          926        2.32        931          2.63
  Deposit account.......................          63         0.16           84        0.21        197          0.56
                                            --------     --------      -------     -------    -------        ------
     Total consumer loans...............         972         2.47        1,010        2.53      1,128          3.19
                                            --------     --------      -------     -------    -------        ------
 Commercial business loans..............         232         0.59          255        0.64        256          0.72
     Total other loans..................       1,204         3.06        1,265        3.17      1,384          3.91
                                            --------     --------      -------     -------    -------        ------
     Total loans........................      39,305       100.00%      39,876      100.00%    35,420        100.00%
                                                           ======                   ======                   ======

Less:
 Loans in process.......................       2,301                     2,278                  1,936
 Allowance for losses...................         853                       854                    301
                                            --------                   -------                -------
                                               3,154                     3,132                  2,237
                                            --------                   -------                -------
 Total loans receivable, net............     $36,151                   $36,744                $33,183
                                             =======                   =======                =======


         The following table shows the composition of our loan portfolio by fixed- and adjustable-rate at the dates indicated.



                                                                                                December 31,
                                                 April 30,            -------------------------------------------------------
                                                   1998                          1997                         1996
                                         ------------------------     ------------------------    ---------------------------
                                         Amount           Percent     Amount           Percent    Amount             Percent
                                         ------           -------     ------           -------    ------             -------
                                                                               (Dollars in Thousands)
Fixed-Rate Loans:
-----------------
 Real estate:
  One- to four-family.............       $12,032             30.61%   $11,997            30.09%  $  9,354             26.41%
  Commercial......................           612              1.56      1,430             3.59      1,553              4.38
  Multi-family....................           269              0.68        289             0.72        342              0.97
  Construction or development.....         3,300              8.40      1,776             4.45      3,581             10.11
                                        --------         ---------   --------          -------   --------           -------
     Total real estate loans......        16,213             41.25     15,492            38.85     14,830             41.87
                                         -------         ---------    -------          -------    -------           -------

 Consumer.........................           972              2.47      1,010             2.53      1,128              3.19
 Commercial business..............           232              0.59        255             0.64        256              0.72
                                        --------         ---------  ---------          -------   --------           -------
                                           1,204              3.06      1,265             3.17      1,384              3.91
                                        --------         ---------   --------          -------   --------           -------
     Total fixed-rate loans.......        17,417             44.31     16,757            42.02     16,214             45.78

Adjustable-Rate Loans:
----------------------
 Real estate:
  One- to four-family.............        13,022             33.13     13,637            34.20     12,956             36.58
  Commercial......................         4,068             10.35      3,173             7.96      3,193              9.01
  Multi-family....................         2,788              7.09      3,854             9.66      2,957              8.35
  Construction or development.....         2,010              5.12      2,455             6.16        100              0.28
                                        --------           -------    -------          -------    -------           -------
     Total real estate loans......        21,888             55.69     23,119            57.98     19,206             54.22
                                         -------            ------    -------          -------    -------           -------
 Consumer.........................            --                --         --               --         --                --
                                         -------           -------    -------          -------    -------           -------
     Total adjustable-rate loans..        21,888             55.69     23,119            57.98     19,206             54.22
                                         -------           -------    -------          -------    -------           -------
     Total loans..................        39,305            100.00%    39,876           100.00%    35,420            100.00%
                                                            ======                      ======                       ======

Less:
-----
 Loans in process.................         2,301                        2,278                       1,936
 Deferred fees and discounts......            --                           --                          --
 Allowance for loan losses........           853                          854                         301
                                         -------                      -------                     -------
                                           3,154                        3,132                       2,237
                                         -------                      -------                     -------
    Total loans receivable, net...       $36,151                      $36,744                     $33,183
                                         =======                      =======                     =======

         The following schedule illustrates the contractual maturity of our loan portfolio at April 30, 1998 before net items. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.


                                            Real Estate
                     -----------------------------------------------------
                                         Multi-family and    Construction                            Commercial
                     One-to Four-Family    Commercial       or Development         Consumer           Business          Total
                     ------------------  ----------------   ---------------     ----------------   ---------------  ----------------
                              Weighted          Weighted          Weighted             Weighted          Weighted          Weighted
                               Average           Average           Average              Average           Average           Average
                       Amount    Rate   Amount     Rate    Amount    Rate      Amount     Rate    Amount    Rate   Amount     Rate
                       ------    ----   ------     ----    ------    ----      ------     ----    ------    ----   ------     ----
                                                                                      (Dollars in Thousands)
     Due During
   Periods Ending
     April 30,
     ---------
1998(1)..............  $   139    8.68%  $  732     12.69   $    --      --%    $  65      7.37%   $  --      --%   $ 936    11.73%
1999(1)..............      163    8.82      103      8.50        86    8.50         9      7.77       --      --      361     8.63
2000.................      343    8.56       20      9.50       874      --        19      7.61        4    7.50    1,260     2.62
2001 and 2002........      366    8.34      746      8.87     1,254    8.27       314      8.02       19    8.50    2,699     8.42
2003 to 2004.........      672    7.99       34      8.12       347    8.00       358      8.05       86    8.52    1,497     8.04
2005 to 2019.........   17,167    7.92    5,808      8.50     2,282    9.04       207      8.04      123    7.91   25,587     8.15
2020 and following...    6,204    7.88      294      9.00       467    7.47        --        --       --      --    6,965     7.90
                       -------           ------              ------             -----              ------          ------
     Totals..........  $25,054           $7,737              $5,310              $972               $232          $39,305
                       =======           ======              ======              ====               ====          =======

----------
(1) Includes demand loans, non-accrual loans, loans having no stated maturity and overdraft loans.


         The total amount of loans due after April 30, 1999 which have predetermined interest rates is $16.8 million, while the total amount of loans due after such dates which have floating or adjustable interest rates is $21.2 million.

         One- to Four-Family Residential Real Estate Lending. Residential loan originations are generated by our marketing efforts, present and walk-in customers, and referrals from real estate brokers and builders. We have focused our lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences in our market area. At April 30, 1998, one- to four-family residential mortgage loans totaled $25.0 million, or 63.7% of our gross loan portfolio.

         Home Federal currently originates one- to four-family mortgage loans on either a fixed or adjustable basis, as consumer demand dictates. The pricing strategy for fixed-rate mortgage loans revolves around setting interest rates that are competitive with other local financial institutions. Adjustable-rate mortgage ("ARM") loans are offered with either one-year or three-year repricing periods. Due to their wide availability and market rate sensitivity we currently use the one-year and three-year U.S. Treasury Security Constants plus a margin of 250 basis points for pricing of ARM loans. During the year ended December 31, 1997 and the four months ended April 30, 1998, we originated $2.9 million and $612,000 of one- to four-family ARM loans, and $3.2 million and $1.3 million of one- to four-family, fixed-rate mortgage loans, respectively. We have not sold any mortgage loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Asset/Liability Management."

         Fixed-rate loans secured by one- to four-family residences have maximum maturities of 30 years, and are fully amortizing, with payments due monthly. These loans normally remain outstanding, however, for a substantially shorter period of time because of refinancing and other prepayments. A significant change in the current level of interest rates could alter the average life of a residential loan in our portfolio considerably. All of our one- to four-family loans are not assumable, do not contain prepayment penalties and do not permit negative amortization of principal. Our real estate loans generally contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.

         Our one- to four-family residential ARM loans are fully amortizing loans with contractual maturities of up to 30 years, with payments due monthly. Our ARM loans provide for specified minimum and maximum interest rates. As a consequence of using caps, the interest rates on these loans may not be as rate sensitive as are our cost of funds. Our ARM loans are generally not convertible into fixed-rate loans.

         ARM loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower's payment rises, increasing the potential for default. We have not experienced difficulty with the payment history for these loans. See "- Asset Quality -- Non-Performing Assets" and "-Asset Quality -- Classified Assets." At April 30, 1998, our one- to four-family ARM loan portfolio totaled $13.0 million, or 33.1% of our gross loan portfolio. At that date the fixed-rate residential mortgage loan portfolio totaled $12.0 million, or 30.6% of our gross loan portfolio.

         As mentioned above, we have primarily concentrated our lending activities on the origination of owner-occupied, one- to four-family residences. In recent years, however, loans secured by nonowner occupied, one-to four-family residences have accounted for a growing share of total loan volume. These loans are underwritten generally using the same criteria as owner-occupied, one- to four-family residential loans, but typically are originated at higher rates and lower loan-to-value ratios than owner-occupied loans.

         We generally underwrite our one- to four-family loans based on the applicant's employment, credit history, and appraised value of the subject property. Presently, we lend up to 90% of the lesser of the appraised value or purchase price for one- to four-family loans. Properties securing our one- to four-family loans are appraised by independent fee appraisers approved and qualified by the Board of Directors. We generally require our borrowers to obtain title insurance and fire, property and flood insurance (if necessary) in an amount not less than the value of the security property.

         Commercial and Multi-family Real Estate Lending. We are engaged in commercial and multi-family real estate lending. These loans are secured primarily by small retail establishments, small office buildings and other non-residential and residential properties located in our market area. At April 30, 1998, commercial and multi-family real estate loans totaled $4.7 million and $3.1 million, or 11.9% and 7.8% of our gross loan portfolio, respectively.

         Our loans secured by commercial and multi-family real estate are originated with either a fixed or adjustable interest rate. The interest rate on adjustable-rate loans is based on a variety of indices, generally determined upon negotiation with the borrower. Loan-to-value ratios on our commercial and multi-family loans typically do not exceed 80% of the appraised value of the property securing the loan. These loans typically require monthly payments and have maximum maturities of 30 years. While maximum maturities may extend to 30 years, loans frequently have shorter maturities, generally ranging from 10 to 15 years.

         Loans secured by commercial and multi-family real estate are granted based on the income producing potential of the property and the financial strength of the borrower. The net operating income (the income derived from the operation of the property less all operating expenses) must be sufficient to cover the payments related to the outstanding debt. We generally require personal guaranties of the borrowers in addition to the security property as collateral for such loans. Appraisals on properties securing commercial and multi-family real estate loans are performed by independent fee appraisers approved by the Board of Directors. See "- Loan Originations, Purchases and Repayments."

         Loans secured by commercial and multi-family real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Such loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by commercial and multi-family real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced (e.g., if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. See "- Asset Quality -- Nonperforming Loans."

         Construction and Development Lending. We originate residential construction loans to individuals as well as loans secured by building lots or raw land held for development. Presently, all of these loans are secured by property located within our market area. At April 30, 1998, we had participation interests in construction loans secured by an apartment complex and a warehouse/office complex located in Columbus, Ohio totaling $1.9 million (of which approximately $803,000 was unfunded). At that date, we had $5.3 million in construction and development loans outstanding, representing 13.5% of our gross loan portfolio.

         Construction loans to individuals for their residences generally are structured to be converted to permanent loans at the end of the construction phase, which typically runs six months. These construction loans have rates and terms which match any one- to four-family loans then offered by the Association, except that during the construction phase, the borrower pays interest only. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans. At April 30, 1998, $590,000 of our construction loans were to borrowers intending to live in the properties upon completion of construction.

         Loans secured by building lots or raw land held for development are generally granted with terms of up to five years and are available at a fixed interest rate. Payments on loans secured by building lots are due monthly and amortized on a 20-year basis, resulting in a balloon payment at maturity. Payments on raw land held for development are due monthly, and are interest only. Loans secured by building lots or raw land for development are granted based on both the financial strength of the borrower and the value of the underlying property. At April 30, 1998, we had $1.7 million of loans secured by building lots and raw land.

         Construction loans are obtained principally through continued business from builders who have previously borrowed from the Association, as well as referrals from existing and walk-in customers. The application process includes submission of accurate plans, specifications and costs of the project to be constructed. These items are used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of current appraised value and/or the cost of construction (land plus building). We also conduct periodic inspections of the construction project being financed.

         Because of the uncertainties inherent in estimating construction costs and the market for the project upon completion, it is relatively difficult to evaluate accurately the total loan funds required to complete a project, the related loan-to-value ratios and the likelihood of ultimate success of the project. Construction loans to borrowers other than owner-occupants also involve many of the same risks discussed above regarding commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans.

         Other Lending. We also originate a nominal amount of consumer and commercial business loans, generally as an accommodation to our customers. At April 30, 1998, consumer and commercial business loans totaled $972,000 and $232,000, respectively, or 2.5% and .6% of our gross loan portfolio. Our consumer loan portfolio consists almost entirely of personal loans secured by first or second mortgages on real estate. Such loans are offered at fixed rates of interest with terms not exceeding ten years.

Loan Originations, Purchases and Repayments

         We originate loans through our marketing efforts, existing and walk-in customers and referrals from real estate brokers and builders. While we originate both adjustable-rate and fixed-rate loans, our ability to originate loans is dependent upon the relative customer demand for loans in our market. Demand is affected by local competition and the interest rate environment. During the last several years, our dollar volume of fixed-rate, one- to four-family loans has exceeded the dollar volume of the same type of adjustable-rate loans. While our primary business is the origination of one- to four-family mortgage loans, competition from other financial institutions continues to limit the volume of loans we have been able to originate and place in our portfolio. As a result we have purchased mortgage loans and investment and mortgage-backed and related securities to supplement our portfolios. We do not sell loans and our loans are not originated according to secondary market guidelines. Furthermore, during the past few years, we, like many other financial institutions, have experienced significant prepayments on loans and mortgage-backed and related securities due to the sustained low interest rate environment prevailing in the United States.

         In periods of economic uncertainty, the ability of financial institutions, including Home Federal, to originate large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income.

         The following table shows our loan origination, purchase and repayment activities for the periods indicated.


                                     Four Months Ended           Years Ended
                                          April 30,              December 31,
                                    --------------------    --------------------
                                       1998        1997       1997       1996
                                       ----        ----       ----       ----
                                                  (In Thousands)
Originations by type:
 Adjustable rate:
  Real estate - one- to
   four-family ..................   $    612    $  1,456    $  2,876    $  2,325
       - commercial .............         70          --         360         550
       - multi-family ...........         --          --          --         224
                                    --------    --------    --------    --------
   Total adjustable-rate ........        682       1,456       3,236       3,099
                                    --------    --------    --------    --------
 Fixed rate:
  Real estate - one- to
   four-family ..................      1,299       1,000       3,188       4,602
       - commercial .............         --          --          --         302
       - multi-family ...........        675          --          --         250
       - land ...................        349          --          95         525
  Non-real estate - consumer ....        181         260         462         606
       - commercial business ....         10          39          56         155
                                    --------    --------    --------    --------
   Total fixed-rate .............      2,514       1,299       3,801       6,440
                                    --------    --------    --------    --------
   Total loans originated .......      3,196       2,755       7,037       9,539
                                    --------    --------    --------    --------

Purchases:
  Real estate - one- to
   four-family ..................         --          --       1,000          --
       - commercial .............         --          --         900          --
       - multi-family ...........         --          --       1,000       1,000
                                    --------    --------    --------    --------
  Total loans purchased .........         --          --       2,900       1,000
 Mortgage-backed and
   mortgage-related securities ..      3,561          --       7,872       7,432
                                    --------    --------    --------    --------
     Total purchased ............      3,561          --      10,772       8,432
                                    --------    --------    --------    --------

Repayments:
  Principal repayments ..........      7,110       1,977      13,645      14,783
                                    --------    --------    --------    --------
    Total reductions ............      7,110       1,977      13,645      14,783
Increase (decrease) in other
  items, net ....................          8         (16)       (668)          6
                                    --------    --------    --------    --------
    Net increase (decrease) .....   $   (345)   $    762    $  3,496    $  3,194
                                    ========    ========    ========    ========

Asset Quality

         When a borrower fails to make a payment on a loan on or before the default date, the loan is considered 30 days past due, at which time we generally send out a delinquent notice to the borrower. All delinquent accounts are reviewed by our collection officer, and at his or her discretion, we attempt to cause the delinquency to be cured by contacting the borrower. If the loan becomes 60 days delinquent, the collection officer will generally send a personal letter to the borrower requesting payment of the delinquent amount in full, or the establishment of an acceptable repayment plan to bring the loan current within 90 days. If the account becomes 90 days delinquent, and an acceptable repayment plan has not been agreed upon, the collection officer will generally refer the account to legal counsel, with instructions to prepare a notice of intent to foreclose. The notice of intent to foreclose allows the borrower up to 30 days to bring the account current. During this 30 day period, the collection officer may accept a written repayment plan from the borrower which would bring the account current within 90 days. Once the loan becomes 120 days delinquent, and an acceptable repayment plan has not been agreed upon, the collection officer, after receiving consent from the Association's Board of Directors, will turn over the account to our legal counsel with instructions to initiate foreclosure.

         Delinquent Loans. The following table sets forth our loan delinquencies by type, number, amount and percentage of type at April 30, 1998.

                                                        Loans Delinquent For:
                                    ------------------------------------------------------------
                                             30-89 Days                   90 Days and Over              Total Delinquent Loans
                                    ---------------------------    -----------------------------    -----------------------------
                                                        Percent                          Percent                          Percent
                                                        of Loan                          of Loan                          of Loan
                                    Number   Amount    Category    Number    Amount     Category    Number    Amount     Category
                                    ------   ------    --------    ------    ------     --------    ------    ------     --------
                                                        (Dollars in Thousands)
Real Estate:
   One- to four-family ...........    12     $  530        2.12%       4     $  159         0.64%      16     $  689         2.76%
   Commercial ....................     2         56        1.20        1        656        14.02        3        712        15.21
   Multi-family ..................     1         76        2.49       --         --           --        1         76         2.49
   Construction or
     development .................     1         86        2.76        1        875        28.04        2        961        30.79
Consumer .........................    --         --          --        1          6         0.64        1          6         0.64
                                     ---     ------                  ---     ------                   ---      -----

     Total .......................    16     $  748        2.02%       7     $1,696         4.58%      23     $2,444         6.60%
                                     ===     ======                 ====     ======                   ===     ======


         Non-Performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful. For all years presented, we have had no foreclosed assets and no troubled debt restructurings (which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates).

                                                              December 31,
                                               April 30,  -------------------
                                                 1998       1997       1996
                                                 ----       ----       ----
                                                   (Dollars in Thousands)
Non-accruing loans:
  One- to four-family ...................      $  132      $   --      $   --
  Construction or development ...........         875         875          --
                                               ------      ------      ------
     Total ..............................       1,007         875          --
                                               ------      ------      ------

Accruing loans delinquent
 more than 90 days:
  One- to four-family ...................          27          95         205
  Multi-family ..........................          --          --         104
  Commercial real estate ................         656         653         662
  Construction or development ...........          --          33          --
  Consumer ..............................           6           6           3
  Commercial business ...................          --          --          --
                                               ------      ------      ------
     Total ..............................         689         787         974
                                               ------      ------      ------

Total non-performing assets .............      $1,696      $1,662      $  974
                                               ======      ======      ======
Total as a percentage of total
 assets .................................        2.33%       2.29%       1.37%
                                               ======      ======      ======

         Nonperforming loans. At April 30, 1998, we had $1.7 million in nonperforming loans, which constituted 4.3% of our gross loan portfolio. Except as discussed below, there were no nonperforming loans to any one borrower or group of related borrowers that exceeded either individually or in the aggregate $500,000.

         Included in the table above are three loans to a group of related borrowers aggregating approximately $1.0 million at April 30, 1998. The largest of the three loans is a commercial real estate loan with an outstanding balance of $875,000 at April 30, 1998 for the development of 34 single-family lots and 23 condominium sites for the eventual construction of 56 condominium units. This loan was originated in June 1994 for $1.0 million with a loan-to-value ratio of approximately 79%. The development consists of three phases, the first being for development of 34 single-family residential lots, with phase two for the development of the 23 condominium sites. Phase three, for which we have not granted any financing commitment, is for the development of 37 additional single-family lots. The borrower initially projected that phase one would be completed in early 1995, with sales occurring during 1995 and 1996. As a result of construction delays, phases one and two were completed during the first quarter of 1997. Lot sales have been significantly slower than projected with only six single-family lots and four condominium sites having been sold as of April 30, 1998.
Lot sales remain slow.

         The two other nonperforming loans to this group of borrowers aggregated $132,000 at April 30, 1998 and are secured by a condominium unit. The first of these loans was originated to a local developer in December 1989 for $240,000 with a loan-to-value ratio of 80%. The local developer abandoned the project in December 1991 with the current borrower assuming the loan with additional financing from us in the amount of $140,000. We also have an agreement with the borrower that calls for the borrower to split equally any loss sustained by us after sale of the remaining unit. The property is currently on the market. This group of related borrowers also has three other loans with us totaling approximately $400,000 at April 30, 1998, each of which was current at that date.

         The only other nonperforming loan or group of loans in excess of $500,000 at April 30, 1998, consisted of two commercial real estate loans aggregating $675,000 secured by a retail/office complex. The largest of these two loans was originated in July 1986 for $650,000 with a loan-to-value ratio of 81% and an outstanding balance at April 30, 1998 of $656,000. The property is also subject to a second mortgage by a third party in the amount of approximately $200,000. This loan has a history of delinquent payments and loan modifications to provide relief to the borrower. The most recent modification occurred in January 1997 to reduce the interest rate charged on the loan to 8% for a period of 12 months. Foreclosure proceedings were instituted during June 1998.

         For the four months ended April 30, 1998, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $31,000. The amounts that were included in interest income on such loans were $2,000.

         Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of April 30, 1998, there was also an aggregate of $1.6 million in net book value of loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These loans have been considered in management's determination of the adequacy of our allowance for loan losses.

         Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

         When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS and the FDIC, which may order the establishment of additional general or specific loss allowances.

         In connection with the filing of our periodic reports with the OTS and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of our assets, at April 30, 1998, we had classified $1.7 million of our assets as substandard, none as doubtful and none as loss, representing 13.9% of our retained earnings and 2.3% of our assets.

         Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses which is based on management's evaluation of past loss experience, current trends in the level of delinquent and specific problem loans, loan concentration to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current and anticipated economic conditions in our market area.

         Although management believes that it uses the best information available to determine the allowance, unforeseen market conditions could result in adjustments and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. Future additions to our allowance will be the result of periodic loan, property and collateral reviews and thus cannot be predicted in advance. At April 30, 1998, we had a total allowance for loan losses of $853,000, or 50.3% of non-performing loans. See Notes A and D of the Notes to Consolidated Financial Statements.

         The following table sets forth an analysis of our allowance for loan losses.


                                                At and For
                                                  the Four      At and For the
                                                  Months          Years Ended
                                                    Ended         December 31,
                                                  April 30,    -----------------
                                                    1998        1997       1996
                                                    ----        ----       ----
                                                       (Dollars in Thousands)

Balance at beginning of period ..............       $854        $301        $261

Charge-offs: One- to four-family ............         21         147          --
                                                    ----        ----        ----
    Total Charge-offs .......................         21         147          --

Recoveries: .................................         --          --          --
                                                    ----        ----        ----
   Net charge-offs ..........................         21         147          --
Additions charged to operations .............         20         700          40
                                                    ----        ----        ----
Balance at end of period ....................       $853        $854        $301
                                                    ====        ====        ====

Ratio of net charge-offs during
 the period to average loans
 outstanding during the period ..............       0.06%       0.41%        --%
                                                    ====        ====        ====

Ratio of net charge-offs during
 the period to average
 non-performing assets ......................       1.25%       11.51 %      --%
                                                    ====        ====        ====


         The distribution of our allowance for loan losses at the dates indicated is summarized as follows:

                                                                                    December 31,
                                                          ----------------------------------------------------------------
                                  April 30, 1998                       1997                             1996
                         -------------------------------  ---------------------------------  -----------------------------
                                                Percent                            Percent                        Percent
                                                of Loans                           of Loans                       of Loans
                                     Loan       in Each                Loan        in Each              Loan      in Each
                         Amount of  Amounts     Category  Amount of   Amounts     Category  Amount of  Amounts    Category
                         Loan Loss    by        to Total  Loan Loss     by        to Total  Loan Loss     by      to Total
                         Allowance  Category     Loans    Allowance   Category      Loans   Allowance  Category     Loans
                         ---------  --------     -----    ---------   --------      -----   ---------  --------     -----
                                                                   (Dollars in Thousands)
One- to four-family......  $ 26     $24,987       67.53%     $115    $25,814       68.66%     $129      22,410      66.93%
Multi-family,
 commercial, real
 estate, construction
 or development..........   504      10,858       29.34       592     10,519       27.98       160       9,731      29.06
Consumer and
 commercial business.....     1       1,159        3.13         1      1,265        3.36         1       1,343       4.01
Unallocated..............   322          --          --       146         --          --        11          --         --
     Total...............  $853     $37,004      100.00%     $854    $37,598      100.00%     $301     $33,484     100.00%
                           ====     =======      ======      ====    =======      ======      ====     =======     ======

Investment Activities

         Home Federal must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above the minimum requirements imposed by the OTS regulations and above levels believed adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At March 31, 1998 (the latest available date), our liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and current borrowings) was 9.4%.

         Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. We generally invest in the foregoing types of investments. See "Regulation - Federal Regulation of Savings Associations" for a discussion of additional restrictions on our investment activities.

         President Stephens and Vice President Swift have the basic responsibility for the management of the Association's investment portfolio, subject to the direction and guidance of the Board of Directors. Such officers consider various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loans.

         The general objectives of our investment portfolio are to: (i) provide and maintain liquidity within the guidelines prescribed by OTS regulations; (ii) provide liquidity when loan demand is high and to assist in maintaining earnings when loan demand is low; and (iii) maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset/Liability Management."

         Our investment securities consist primarily of mutual funds the assets of which conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. These funds offer professional management, easy access to funds, continuous reinvestment and relatively low historical price volatility. Currently, we are invested in three different mutual funds.

         Our mortgage-backed and related securities portfolio consists of securities issued under government-sponsored agency programs. We hold primarily collateralized mortgage obligations (CMOs). CMOs are special types of pass-through debt securities in which the stream of principal and interest payments on the underlying mortgages or mortgage-backed securities is used to create classes with different maturities and, in some cases, amortization schedules, as well as a residual interest, with each such class possessing different risk characteristics.

         Our policy is to purchase only CMOs that are in the first or second repayment tranche (investment class) and are AAA rated. The expected life of our CMOs is typically under five years at the time of purchase. Premiums associated with CMOs purchased are not significant; therefore, the risk of significant yield adjustments because of accelerated prepayments is limited. Yield adjustments are encountered as interest rates rise or decline, which in turn slows or increases prepayment rates and affects the average lives of the CMOs. The purpose of our CMO investment strategy is to: (i) assist in maintaining the Association's Qualified Thrift Lender Status (see "Regulation - Qualified Thrift Lender"); (ii) generate high cash flow so as to lessen liquidity and reinvestment risk; (iii) preserve asset quality; and (iv) generate additional interest income. At April 30, 1998, we held CMOs totaling $12.5 million, all of which were secured by underlying collateral issued under government agency-sponsored programs. All of our CMOs and mortgage-backed securities are currently classified as held to maturity. At April 30, 1998, our CMOs did not qualify as high risk mortgage securities as defined under OTS regulations.

         While mortgage-backed and mortgage-related securities (such as CMOs) carry a reduced credit risk as compared to whole loans, such securities remain subject to the risk that a fluctuating interest rate environment, along with other factors such as the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of such mortgage loans and so affect both the prepayment speed, and value, of such securities.

         The following table sets forth the composition of our investment and mortgage-backed and related securities portfolio at the dates indicated. Our investment securities portfolio at April 30, 1998, contained neither tax-exempt securities nor securities of any issuer with an aggregate book value in excess of 10% of our retained earnings, excluding those issued by the United States Government or its agencies and excluding our mutual fund investments.

                                                                               December 31,
                                                                 --------------------------------------
                                            April 30, 1998             1997                  1996
                                           ----------------      ----------------      ----------------
                                             Book     % of         Book     % of         Book      % of
                                            Value     Total       Value     Total       Value     Total
                                           -------   ------      -------   ------      -------   ------
                                                                (Dollars in Thousands)
Investment securities:
  Mutual funds(1) .....................    $15,315    87.60%     $15,347    86.51%     $19,437    87.96%
  FHLMC stock..........................      1,852    10.59        2,085    11.75        1,372     6.21
  Federal agency obligations...........        ---      ---          ---      ---        1,000     4.52
  FHLB stock...........................        301     1.72          294     1.66          274     1.24
  Other................................         15     0.09           15     0.08           15     0.07
                                           -------   ------      -------   ------      -------   ------
     Total investment securities
      and FHLB stock...................    $17,483   100.00%     $17,741   100.00%     $22,098   100.00%
                                           =======   ======      =======   ======      =======   ======
Average remaining life of investment
  securities...........................      N/A                   N/A                   N/A

Other interest-earning assets:
  Interest-bearing deposits with banks.    $ 1,375    27.75%         727    17.92%     $   202    12.81%
  Federal funds sold...................      3,580    72.25        3,330    82.08        1,375    87.19
                                           -------   ------      -------   ------      -------   ------
     Total.............................    $ 4,955   100.00%     $ 4,057   100.00%     $ 1,577   100.00%
                                           =======   ======      =======   ======      =======   ======

Mortgage-backed and related securities:
  CMOs.................................    $12,496    99.26%     $12,238    99.02%     $12,760    98.91%
  FHLMC................................         81     0.64           93     0.75           94     0.73
  GNMA.................................         44     0.35           53     0.43           77     0.60
                                           -------   ------      -------   ------      -------   ------
                                            12,621   100.25       12,384   100.20       12,931   100.24
Unamortized premium (discounts), net...        (32)   (0.25)         (25)   (0.20)         (31)   (0.24)
                                           -------   ------      -------   ------      -------   ------
     Total mortgage-backed securities..    $12,589   100.00%     $12,359   100.00%     $12,900   100.00%
                                           =======   ======      =======   ======      =======   ======

(1) Mutual funds invest primarily in obligations of the U.S. Government and it agencies.

         The following table sets forth the contractual maturities of our mortgage-backed securities at April 30, 1998.

                                               Due in                                          April 30,
                  -------------------------------------------------------------------------       1998
                  6 Months    6 Months    1 to     3 to 5     5 to 10   10 to 20    Over 20     Balance
                   or Less    to 1 Year  3 Years    Years      Years      Years      Years    Outstanding
                   -------    ---------  -------    -----      -----      -----      -----    -----------
                                                   (In Thousands)
CMOs............    $ 13         $209      $150     $  --       $852     $3,506     $7,737      $12,467
FHLMC...........      22           --        --        59         --         --         --           81
GNMA............      --           --        --        41         --         --         --           41
                    ----         ----      ----      ----       ----     ------     ------      -------
     Total......    $ 35         $209      $150      $100       $852     $3,506     $7,737      $12,589
                    ====         ====      ====      ====       ====     ======     ======      =======

Sources of Funds

         General. Our sources of funds are deposits, payment of principal and interest on loans, interest earned on or maturation of other investment securities and short-term investments, and funds provided from operations.

         Deposits. We offer a variety of deposit accounts having a wide range of interest rates and terms. Our deposits consist of passbook and statement savings accounts, money market deposit accounts, NOW accounts, non-interest bearing checking accounts and certificate of deposit accounts currently ranging in terms from 91 days to three years. We only solicit deposits from our market area and do not use brokers to obtain deposits. We primarily rely on competitive pricing policies, advertising and customer service to attract and retain these deposits.

         The flow of deposits is influenced  significantly  by general  economic
conditions,   changes  in  money  market  and  prevailing  interest  rates,  and competition.

         The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. We endeavor to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives. Based on our experience, we believe that our savings and checking accounts are relatively stable sources of funds. However, our ability to attract and maintain certificates of deposit and the rates paid on these deposits has been and will continue to be significantly affected by market conditions.

         The following table sets forth the deposit flows at the Association during the periods indicated.


                                  Four Months Ended
                                      April 30,         Years Ended December 31,
                                  -----------------     ------------------------
                                    1998      1997          1997         1996
                                              (Dollars in Thousands)

Opening balance...............    $57,854    $57,673       $57,673      $57,774
Deposits......................     13,721     12,958        35,880       34,255
Withdrawals...................    (14,490)   (13,599)      (37,875)     (36,521)
Interest credited.............        680        647         2,176        2,165
                                  -------    -------       -------      -------
Ending balance................    $57,765    $57,679       $57,854      $57,673
                                  =======    =======       =======      =======
Net increase (decrease).......    $   (89)   $     6       $   181      $  (101)
                                  =======    =======       =======      ========
Percent increase (decrease)...      (0.15)%     0.01%         0.31%      (0.17)%
                                  =======    =======       =======      ========

         The following table sets forth the dollar amount of savings deposits in the various types of deposit programs we offered for the periods indicated.

                                                                           December 31,
                                                             -----------------------------------------
                                        April 30, 1998              1997                   1996
                                      ------------------     ------------------     ------------------
                                                 Percent               Percent                Percent
                                       Amount   of Total      Amount   of Total      Amount   of Total
                                      -------    ------      -------    ------      -------     ------
                                                         (Dollars in Thousands)
Transactions and Savings Deposits:
Passbook and statement savings
 accounts (3.00%)(1)................  $21,861     37.84%     $22,289     38.53%     $22,463      38.95%
NOW accounts (3.00%)(1).............    2,969      5.14        2,830      4.89        2,722       4.72
Money market accounts (3.05%)(1)....    3,985      6.90        4,145      7.16        4,732       8.20
                                      -------    ------      -------    ------      -------     ------
Total non-certificates..............   28,815     49.88       29,264     50.58       29,917      51.87
                                      -------    ------      -------    ------      -------     ------
Certificates:
 2.00 -  3.99%......................       53      0.09           53      0.10           57       0.10
 4.00 -  5.99%......................   28,527     49.39       27,426     47.40       26,884      46.62
 6.00 -  7.99%......................      370      0.64        1,111      1.92          815       1.41
                                      -------    ------     --------    ------      -------     ------
Total certificates..................   28,950     50.12       28,590     49.42       27,756      48.13
                                      -------    ------      -------    ------      -------     ------
Total deposits......................  $57,765    100.00%     $57,854    100.00%     $57,673     100.00%
                                      =======    ======      =======    ======      =======     ======

-------------
(1)  Interest rates stated apply to all dates presented.

         The following table shows rate and maturity information for our certificates of deposit as of April 30, 1998.

                                 2.00-      4.00-     6.00-              Percent
                                 3.99%      5.99%     7.99%    Total    of Total
                                 ----      -----     -----     -----    --------
                                             (Dollars in Thousands)
Certificate accounts maturing
in quarter ending:
June 30, 1998..................  $ 53      $4,818     $236    $ 5,107     17.64%
September 30, 1998.............   ---       7,890       71      7,961     27.50
December 31, 1998..............   ---       4,289       63      4,352     15.03
March 31, 1999.................   ---       5,309      ---      5,309     18.34
June 30, 1999..................   ---       2,347      ---      2,347      8.11
September 30, 1999.............   ---       1,336      ---      1,336      4.62
December 31, 1999..............   ---         843      ---        843      2.91
March 31, 2000.................   ---         305      ---        305      1.05
June 30, 2000..................   ---         453      ---        453      1.56
September 30, 2000.............   ---         284      ---        284      0.98
December 31, 2000..............   ---         347      ---        347      1.20
March 31, 2001.................   ---         196      ---        196      0.68
Thereafter.....................   ---         110      ---        110      0.38
                                 ----     -------     ----    -------    ------
   Total.......................  $ 53     $28,527     $370    $28,950    100.00%
                                 ====     =======     ====    =======    ======
   Percent of total............  0.18%      98.54%    1.28%
                                 ====     =======     ====

         The following table indicates the amount of our certificates of deposit and other deposits by time remaining until maturity as of April 30, 1998.


                                               Maturity
                              -----------------------------------------
                                           Over      Over
                              3 Months    3 to 6    6 to 12     Over
                               or Less    Months    Months    12 months   Total
                              --------    ------    -------    --------   ------
                                               (In Thousands)
Certificates of deposit
   less than $100,000.......   $5,680     $8,329     $7,424     $4,246   $25,679
Certificates of deposit
   of $100,000 or more......      855        536      1,766        114     3,271
                               ------     ------     ------     ------   -------
   Total certificates
      of deposit............   $6,535     $8,865     $9,190     $4,360   $28,950
                               ======     ======     ======     ======   =======

         Borrowings. Although deposits are our primary source of funds, we may utilize borrowings when they are a less costly source of funds, and can be invested at a positive interest rate spread or when we desire additional capacity to fund loan demand. At December 31, 1997 and April 30, 1998, we had borrowings totaling $400,000 and $400,000, respectively. The average balance of our borrowings during such periods were $488,000 and $400,000, respectively. Our current borrowings relate to a five-year term note payable to a third party by the Association in connection with the Association's capital contribution to a limited partnership formed to construct multi-family housing units. See "-Subsidiary and Other Activities" and Note E of Notes to Consolidated Financial Statements.

Subsidiary and Other Activities

         As a federally chartered savings association, we are permitted by OTS regulations to invest up to 2% of our assets, or $1.5 million at April 30, 1998, in the stock of, or unsecured loans to, service corporation subsidiaries. We may invest an additional 1% of our assets in service corporations where such additional funds are used for inner-city or community development purposes. We have no subsidiaries.

         In 1996, we acquired a fractional interest (17.5%) in an Ohio limited partnership formed to construct multi-family housing units. Under the terms of the limited partnership agreement, we will make a total capital contribution to the partnership of $500,000 and are allocated tax losses and affordable housing federal income tax credits. See Note E of Notes to Consolidated Financial Statements.

Competition

         We face strong competition in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

         We attract all of our deposits through the Association's one office in Niles, Ohio. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds. We compete for these deposits by offering a variety of deposit accounts at competitive rates and superior service.

Employees

         At April 30, 1998, we had a total of 13 employees, including one part-time employee. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

Properties

         We conduct our business through the Association's only office located in Niles, Ohio, which is owned by the Association. We believe that our current facilities are adequate to meet the present and foreseeable needs of the Association and the Company. The total net book value of the Association's premises and equipment (including land, building and leasehold improvements and furniture, fixtures and equipment) at April 30, 1998 was $287,000. See Note F of Notes to Consolidated Financial Statements.

         We maintain an on-line data base with a service bureau servicing financial institutions. The net book value of the data processing and computer equipment utilized by the Association at April 30, 1998 was $49,000.

Legal Proceedings

         From time to time Home Federal is involved as plaintiff or defendant in various legal actions arising in the normal course of business. Presently, we are not involved as a defendant in any legal proceedings.

                                   REGULATION

General

         Home Federal is a federally chartered savings association, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, we are subject to broad federal regulation and oversight extending to all our operations. We are a member of the FHLB of Cincinnati and are subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the savings and loan holding company of Home Federal, the Company also is subject to federal regulation and oversight. The purpose of the regulation of the Company and other holding companies is to protect subsidiary savings associations. We are a member of the SAIF, which together with the BIF are the two deposit insurance funds administered by the FDIC, and our deposits are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over us.

         Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

Federal Regulation of Savings Associations

         The OTS has extensive authority over the operations of savings associations. As part of this authority, we are required to file periodic reports with the OTS and are subject to periodic examinations by the OTS and the FDIC. The last regular OTS examination of Home Federal was as of March 1997. Under agency scheduling guidelines, it is likely that another examination will be initiated in the near future. When these examinations are conducted by the OTS and the FDIC, the examiners may require us to provide for higher general or specific loan loss reserves. All savings associations are subject to a semi-annual assessment, based upon the savings association's total assets, to fund the operations of the OTS. Our OTS assessment for the fiscal year ended December 31, 1997 was $24,000.

         The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including Home Federal and the Company. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

         In addition, the investment, lending and branching authority of the Association is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal savings associations are also generally authorized to branch nationwide. We are in compliance with the noted restrictions.

         Our general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At April 30, 1998, our lending limit under this restriction was $1.9 million. Assuming the sale of the minimum number of shares in the Conversion at April 30, 1998, that limit would be increased to $3.1 million. We are in compliance with the loans-to-one-borrower limitation.

         The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.

Insurance of Accounts and Regulation by the FDIC

         We are a member of the SAIF, which is administered by the FDIC. Our deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the SAIF or the BIF. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC semi-annually. At April 30, 1998, we were classified as a well-capitalized institution.

         The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

         In order to equalize the deposit insurance premium schedules for BIF and SAIF insured institutions, the FDIC imposed a one-time special assessment on all SAIF-assessable deposits pursuant to federal legislation passed on September 30, 1996. Our special assessment, which was $378,000, was paid in November 1996, and included in federal deposit insurance expense in the year ended December 31, 1996. Effective January 1, 1997, the premium schedule for BIF and SAIF insured institutions ranged from 0 to 27 basis points. However, SAIF-insured institutions are required to pay a Financing Corporation (FICO) assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s, equal to 6.48 basis points for each $100 in domestic deposits, while BIF-insured institutions pay an assessment equal to 1.52 basis points for each $100 in domestic deposits. The assessment is expected to be reduced to 2.43 basis points no later than January 1, 2000, when BIF insured institutions fully participate in the assessment. These assessments, which may be revised based upon the level of BIF and SAIF deposits, will continue until the bonds mature in the year 2017.

         We will continue to be insured by the SAIF following completion of the Conversion.

Regulatory Capital Requirements

         Federally insured savings associations, such as Home Federal, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

         The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement. At April 30, 1998, we did not have any intangible assets.

         The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital. We do not have any non-includable subsidiaries.

         At April 30, 1998, we had tangible capital of $12.2 million, or 17.1% of total assets, which is approximately $11.1 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. We traditionally, and as of April 30, 1998, have a higher capital ratio than our peers and are considered "well-capitalized" for regulatory purposes. On a pro forma basis, after giving effect to the sale of the minimum, midpoint and maximum number of shares of Common Stock offered in the Conversion and investment of 50% of the net proceeds in assets not excluded for tangible capital purposes, we would have had tangible capital equal to 23.5%, 24.6% and 25.7%, respectively, of adjusted total assets at April 30, 1998, which is $17.0 million, $18.1 million and $19.2 million, respectively, above the requirement.

         The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio. At April 30, 1998, we had no intangibles which were subject to these tests.

         At April 30, 1998, we had core capital equal to $12.2 million, or 17.1% of adjusted total assets, which is $10.0 million above the minimum leverage ratio requirement of 3% as in effect on that date. On a pro forma basis, after giving effect to the sale of the minimum, midpoint and maximum number of shares of Common Stock offered in the Conversion and investment of 50% of the net proceeds in assets not excluded from core capital, we would have had core capital equal to

23.5%, 24.6% and 25.7%, respectively, of adjusted total assets at April 30, 1998, which is $15.9 million, $17.0 million and $18.1 million, respectively, above the requirement.

          The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At April 30, 1998, we had $853,000 of general loss reserves, which was $364,000 more than 1.25% of risk-weighted assets.

         Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. We had no such exclusions from capital and assets at April 30, 1998.

         In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or FHLMC.

         OTS regulations also require that savings associations with above normal interest rate risk exposure deduct from their total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any savings association with less than $300 million in assets and a total risk-based capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise. At the present time, the proposal is not expected to have a material impact on the Association.

         On April 30, 1998, we had total risk-based capital of approximately $12.7 million (including $12.2 million in core capital and $489,000 in qualifying supplementary capital) and risk-weighted assets of $39.1 million, or total capital of 32.4% of risk-weighted assets. This amount was $9.5 million above the 8% requirement in effect on that date. On a pro forma basis, after giving effect to the sale of the minimum, midpoint and maximum number of shares of Common Stock offered in the Conversion, the infusion to the Association of 50% of the net Conversion proceeds and the investment of those proceeds in 55% risk-weighted assets (the average risk weight of the Association's assets at April 30, 1998), we would have had total risk-based capital of 44.1%, 46.0% and 48.0%, respectively, of risk-weighted assets, which is above the current 8% requirement by $15.3 million, $16.4 million and $17.4 million, respectively.

         The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against savings associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and, until such plan is approved by the OTS, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

          As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

         Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a savings association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver.

         The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The imposition by the OTS or the FDIC of any of these measures on the Association may have a substantial adverse effect on its operations and profitability.

Limitations on Dividends and Other Capital Distributions

         OTS regulations impose various restrictions on savings associations with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. OTS regulations also prohibit a savings association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion. See "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Association" and "- Restrictions on Repurchase of Stock".

         Generally, savings associations, such as Home Federal, that before and after the proposed distribution meet their capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its capital requirement for such capital component, as measured at the beginning of the calendar year, or 75% of their net income for the most recent four-quarter period. However, an association deemed to be in need of more than normal supervision by the OTS may have its dividend authority restricted by the OTS. We may pay dividends in accordance with this general authority.

         Savings associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. Savings associations that do not, or would not meet their current minimum capital requirements following a proposed capital distribution, however, must obtain OTS approval prior to making such distribution. The OTS may object to the distribution during that 30-day period notice based on safety and soundness concerns. See "- Regulatory Capital Requirements."

         The OTS has proposed regulations that would revise the current capital distribution restrictions. Under the proposal a savings association may make a capital distribution without notice to the OTS (unless it is a subsidiary of a holding company) provided that it has a CAMEL 1 or 2 rating, is not of supervisory concern, and would remain adequately capitalized (as defined in the OTS prompt corrective action regulations) following the proposed distribution. Savings associations that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings association may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

Liquidity

         All savings associations, including Home Federal, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and short-term borrowings (borrowings payable in one year or less). For a discussion of what we include in liquid assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 4%. Penalties may be imposed upon associations for violations of the liquid asset ratio requirement. At March 31, 1998 (the latest available date), we were in compliance with this requirement with an overall regulatory liquidity ratio of 9.4%.

Qualified Thrift Lender Test

         All savings associations, including Home Federal, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings association may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At April 30, 1998, we met the test and have always met the test since it became effective.

         Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "- Holding Company Regulation."

Community Reinvestment Act

         Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of Home Federal, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Home Federal. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS.

         The federal banking agencies, including the OTS, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, the Association may be required to devote additional funds for investment and lending in its local community. We were examined for CRA compliance in March 1997 and received a rating of "satisfactory."

Transactions with Affiliates

         Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's capital. Affiliates of Home Federal include the Company and any company which is under common control with the Association. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case by case basis.

         Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must generally be made on terms substantially the same as for loans to unaffiliated individuals or as offered to all employees in a company-wide benefit program.

Holding Company Regulation

         The Company will be a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, the Company is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

         As a unitary savings and loan holding company, the Company generally is not subject to activity restrictions. If the Company acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of the Company and any of its subsidiaries (other than Home Federal or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

         If we fail the QTL test, the Company must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure the Company must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company.
See "- Qualified Thrift Lender Test."

         The Company must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

Federal Securities Law

         The stock of the Company will be registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

         Company stock held by persons who are affiliates (generally officers, directors and principal stockholders) of the Company may not be resold without registration or unless sold in accordance with certain resale restrictions. If the Company meets specified current public information requirements, each affiliate of the Company is able to sell in the public market, without registration, a limited number of shares in any three-month period.

Federal Reserve System

         The Federal Reserve Board requires all depository institutions to maintain noninterest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At April 30, 1998, we were in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS. See "- Liquidity."

         Savings associations are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

Federal Home Loan Bank System

         We are a member of the FHLB of Cincinnati, which is one of 12 regional FHLBs, that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures, established by the board of directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

         As a member, we are required to purchase and maintain stock in the FHLB of Cincinnati. At April 30, 1998, we had $301,000 in FHLB stock, which was in compliance with this requirement. We receive dividends on our FHLB stock. Such dividends averaged 7.07% for 1997.

         Under federal law the FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate- income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of our FHLB stock may result in a corresponding reduction in our capital.

Federal and State Taxation

         Federal Taxation. Savings associations such as Home Federal that meet certain conditions prescribed by the Internal Revenue Code of 1986, as amended (the "Code"), are permitted to establish reserves for bad debts and to make annual additions thereto which may, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction is computed under the experience method. Under the experience method, the bad debt reserve deduction is an amount determined under a formula based generally upon the bad debts actually sustained by the savings association over a period of years.

         In August 1996, legislation was enacted that repealed the percentage of taxable income method used by many thrifts to calculate their bad debt reserve for federal income tax purposes. As a result, small thrifts must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. Due to certain limitations as to allowable additions to the bad debt reserve, Home Federal has not made additions to its allowance since 1987 and will not be subject to federal income tax recapture.

         In addition to the regular income tax, corporations, including savings associations such as Home Federal, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income.

         A portion of our reserves for losses on loans may not, without adverse tax consequences, be utilized for the payment of cash dividends or other distributions to a shareholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). As of April 30, 1998, the portion of our reserves subject to this treatment for tax purposes totaled approximately $2.54 million.

         We file federal income tax returns on a fiscal year basis using the accrual method of accounting. The Company does not anticipate filing consolidated federal income tax returns with Home Federal. Savings associations that file federal income tax returns as part of a consolidated group are required by applicable Treasury regulations to reduce their taxable income for purposes of computing the percentage bad debt deduction for losses attributable to activities of the non-savings association members of the consolidated group that are functionally related to the activities of the savings association member.

         The federal income tax returns of the Association for the last three years are open to possible audit by the Internal Revenue Service ("IRS"). No returns are being audited by the IRS at the current time. In the opinion of management, any examination of still open returns (including returns of predecessors or entities merged into the Association) would not result in a deficiency which could have a material adverse effect on the financial condition of the Association.

         Ohio Taxation. We are subject to the Ohio corporate franchise tax. As a financial institution, we compute our franchise tax based on our net worth. Under this method, the Association will compute its Ohio corporate franchise tax by multiplying its net worth (as determined under generally accepted accounting principles) as specifically adjusted pursuant to Ohio law, by the applicable tax rate, which is currently 1.5%. The Company will be subject to the Ohio franchise tax on holding companies of financial institutions. The tax imposed is the greater of the tax on net worth, as adjusted to include the portion attributable to the Association, or the tax on net income. Home Federal may claim a credit equal to the annual assessment paid to the State pursuant to the Ohio Revised Code.

         Delaware Taxation. As a Delaware holding company, the Company is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. The Company is also subject to an annual franchise tax imposed by the State of Delaware.

                        MANAGEMENT OF THE HOLDING COMPANY

Directors and Executive Officers

         The Board of Directors of the Company currently consists of five members, each of whom is also a director of the Association. As discussed below, upon consummation of the Conversion, the current directors of the Association will become directors of the stock-chartered Association. See "Management of the Association - Directors." Each director of the Company has served as such since the Company's incorporation in July 1998. Directors of the Company will serve three-year staggered terms so that approximately one-third of the directors will be elected at each annual meeting of stockholders. One class of directors, consisting of Horace L. McLean, has a term of office expiring at the Company's first Annual Meeting of Stockholders, a second class, consisting of William L. Stephens and George J. Swift, has a term of office expiring at the Company's second Annual Meeting of Stockholders, and a third class, consisting of P. James Kramer and Ralph A. Zuzolo, Sr., has a term expiring at the Company's third Annual Meeting of Stockholders. For biographical information regarding each director of the Company, see "Management of the Association - Directors."

         The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. The executive officers of the Company are as follows: William L. Stephens, President and Chief Executive Officer; George J. Swift, Vice President and Secretary; and Lawrence Safarek, Vice President and Treasurer. It is not currently anticipated that the executive officers of the Company will receive any remuneration in their capacity as Company executive officers. For information regarding compensation of directors and executive officers of the Association, see "Management of the Association--Meetings and Committees of the Board of Directors of the Association" and "--Executive Compensation."

Indemnification

         The certificate of incorporation of the Company provides that a director or officer of the Company shall be indemnified by the Company to the fullest extent authorized by the General Corporation Law of the State of Delaware against all expenses, liability and loss reasonably incurred or suffered by such person in connection with his activities as a director or officer or as a director or officer of another company, if the director or officer held such position at the request of the Company. Delaware law requires that such director, officer, employee or agent, in order to be indemnified, must have acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, did not have reasonable cause to believe his conduct was unlawful.

         The certificate of incorporation of the Company and Delaware law also provide that the indemnification provisions of such certificate and the statute are not exclusive of any other right which a person seeking indemnification may have or later acquire under any statute, or provision of the certificate of incorporation, bylaws of the Company, agreement, vote of shareholders or disinterested directors or otherwise.

         These   provisions  may  have  the  effect  of  deterring   shareholder
derivative actions, since the Company may ultimately be responsible for expenses for both parties to the action.

         In addition, the certificate of incorporation of the Company and Delaware law also provide that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company has the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. The Company intends to obtain such insurance.

                          MANAGEMENT OF THE ASSOCIATION

Directors

         The direction and control of the Association, as a mutual savings association, has been vested in its Board of Directors. Upon consummation of the Conversion, each of the current directors of the Association will become directors of the Association in stock form. The Board of Directors of the converted Association will consist of five directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of stockholders. Because the Company will own all of the issued and outstanding shares of capital stock of the Association after the Conversion, the Company, as sole stockholder, will elect the directors of the Association.

         The following table sets forth certain information regarding the directors of the Association.

                                                                         Term of
                                                              Director    Office
Name                   Age   Position(s) Held                  Since     Expires
----                   ---   ----------------                 --------   -------
William L. Stephens    66    Chairman of the Board, President   1969        2000
                               and Chief Executive Officer
George J. Swift        75    Director, Vice President and       1969        2000
                               Secretary
P. James Kramer        42    Director                           1994        2001
Horace L. McLean       67    Director                           1987        1999
Ralph A. Zuzolo, Sr.   56    Director                           1979        2001

         The business experience of each director for at least the past five years is set forth below.

         William L. Stephens. Mr. Stephens serves as Chairman of the Board, President and Chief Executive Officer of the Association, positions he has held since 1969.

         George J. Swift. Mr. Swift is Vice President and Secretary of the Association, positions he has held since 1969.

         P. James Kramer. Since 1980, Mr. Kramer has served as President of William Kramer & Son, a heating and air conditioning company, located in Niles, Ohio.

         Horace L. McLean. Since 1987, Mr. McLean has served as President of McLean Engineering, Inc.

         Ralph A. Zuzolo, Sr. Mr. Zuzolo is an attorney and a principal in the law firm of Zuzolo, Zuzolo & Zuzolo, located in Niles, Ohio. Mr. Zuzolo has been with his law firm since 1968.

Executive Officers Who are not Directors

         Each of the executive officers of the Association will retain his office following the Conversion. Officers are elected annually by the Board of Directors of the Association. The business experience of the executive officers who are not also directors is set forth below.

         Lawrence Safarek. Mr. Safarek, age 49, currently serves as Vice President and Treasurer of the Association. Mr. Safarek has been employed by the Association since 1971.

Meetings and Committees of the Board of Directors

         Our Board of Directors meets twice a month, or more frequently as necessary. During the year ended December 31, 1997, the Board of Directors held 30 meetings. No director attended fewer than 75% of the total meetings of the Board of Directors and committees on which such Board member served during this period.

         The following is a description of our Executive Committee. We do not have a standing Compensation, Audit or Nominating Committee; rather, the entire Board of Directors performs these functions. We have several other committees which meet as needed to review various other functions of the Association. Following the Conversion, the Board of Directors of the Association may revise the membership and structure of the current committees of the Board of Directors.

         The Executive Committee is comprised of President Stephens (Chairman), Vice President Swift and Director Zuzolo. The Executive Committee meets on an as needed basis and exercises the power of the Board of Directors between Board meetings, to the extent permitted by applicable law.
The Executive Committee did not meet during 1997.

         The entire Board of Directors of the Association is responsible for determining salaries to be paid to officers and employees of the Association, based on recommendations of President Stephens and Vice President Swift. President Stephens and Vice President Swift excuse themselves from Board discussions concerning their salaries as President and Vice President, respectively. The Board of Directors met once during 1997 to discuss compensation matters.

         The entire Board of Directors acts as the Nominating Committee. The Nominating Committee reviews the terms of the directors and makes nominations for directors to be voted on by members. The committee generally meets once a year to make nominations.

Director Compensation

         During  1997,  each  director   (employee  and   non-employee)  of  the
Association was paid a fee of $450 for each meeting of the Board of Directors attended, with up to five excused absences paid per year.

         In addition, Ralph A. Zuzolo, Sr., a director of the Association, is a partner in the law firm of Zuzolo, Zuzolo & Zuzolo. From time to time, such firm acts as counsel to the Association. The legal fees received by the law firm from professional services rendered to the Association during the year ended December 31, 1997 did not exceed 5% of the firm's gross revenues.

Executive Compensation

         The following table sets forth information concerning the compensation paid or granted to the Association's Chief Executive Officer and each other executive officer who made in excess of $100,000 during 1997.

                           Summary Compensation Table
--------------------------------------------------------------------------------
                                     Annual Compensation(1)
                                     ----------------------       All Other
Name and Principal Position   Year   Salary($)(2)   Bonus($)  Compensation($)(3)
---------------------------   ----   -----------    -------   ------------------
William L. Stephens           1997    $117,200      $39,400        $72,000
  President and CEO
George J. Swift               1997    $117,200      $39,400        $72,000
  Vice President and
  Secretary
---------
(1) As a mutual institution, the Association does not have any stock options or restricted stock plans. The Company does, however, intend to adopt such plans following the Conversion. See "- Benefit Plans -- Other Stock Benefit Plans." Messrs. Stephens and Swift did not receive any additional benefits or perquisites from the Association which exceeded, in the aggregate, the lesser of 10% of such individual's salary and bonus, or $50,000.
(2) Includes director fees of $13,400 for service on the Board of Directors and inspection fees of $600 received for services rendered to the Association.
(3) Represents the amounts accrued by the Association for the benefit of Messrs. Stephens and Swift under their supplemental retirement agreements.


Employment Agreements

         Upon completion of the Conversion, Home Federal intends to enter into employment agreements with __________, ________ and _________. The employment agreements are designed to assist us in maintaining a stable and competent management team after the Conversion. The continued success of Home Federal depends to a significant degree on the skills and competence of its officers. The form of agreement has been filed with, and been approved by, the OTS as part of the application of the Company for approval to become a thrift holding company. The employment agreements become effective upon completion of the Conversion and provide for annual base salary in an amount not less than such individual's current salary and an initial term of three years. The agreements provide for extensions of one year, in addition to the then-remaining term under the agreements, on each anniversary of the effective date of the agreements, subject to a formal performance evaluation performed by disinterested members of the Board of Directors of Home Federal. The agreements provide for termination upon the employee's death, for cause or in certain events specified by OTS regulations. The employment agreements are also terminable by the employees upon 90 days notice to Home Federal.

         The agreements grant participation in an equitable manner in employee benefits applicable to executive personnel. The agreements do not contain a change in control provision.

Benefit Plans

         General. We currently provide health care benefits to our employees, including hospitalization, major medical, dental, life and disability insurance, subject to certain deductibles and copayments by employees. We also maintain a defined benefit pension plan for our employees.

         Supplemental Executive Retirement Plan. Effective September 1, 1987, the Board of Directors of the Association approved a non-qualified deferred compensation plan for Messrs. Stephens and Swift. The agreements are subject to renewal annually. During the term of the agreements and as long as employment of the executives by the Association continues, we will provide for monthly accruals of specified amounts for each executive. Accrued deferred compensation amounts are payable in a lump sum upon the executive's death, disability, voluntary resignation, or termination by the Association without cause. Until disbursed, the amounts payable under such agreements are subject to the claims of general creditors. As of December 31, 1997, Home Federal had accrued benefits to Messrs. Stephens and Swift under their agreements totaling $204,000 and $444,000, respectively.

         Employee Stock Ownership Plan. The Board of Directors has approved the adoption of an ESOP for the benefit of our employees. The ESOP is designed to meet the requirements of an employee stock ownership plan as described at
Section 4975(e)(7) of the Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The ESOP may borrow in order to finance purchases of the Common Stock.

         It is anticipated that the ESOP will be funded with a loan from the Company (not to exceed an amount equal to 8% of the gross conversion proceeds). The Company intends to apply to the OTS to permit it to lend funds to the ESOP. In the event the Company is not permitted to lend funds to the ESOP and the ESOP is unable to obtain financing from an unrelated lender for its stock purchase, the Company may contribute funds to the ESOP to enable it purchase up to 3% of the shares of Common Stock in the Conversion; provided, however that in such event the total contributions of the Company to the ESOP and restricted stock plans for stock purchases in the Conversion may not exceed 4% of the Common Stock sold in the Conversion.

         GAAP generally requires that any borrowing by the ESOP from an unaffiliated lender be reflected as a liability in the Company's consolidated financial statements, whether or not such borrowing is guaranteed by, or constitutes a legally binding contribution commitment of, the Company or the Association. The funds used to acquire the ESOP shares are expected to be borrowed from the Company. If the Company finances the ESOP debt, the ESOP debt will be eliminated through consolidation and no liability will be reflected on the Company's consolidated financial statements. In addition, shares purchased with borrowed funds will, to the extent of the borrowings, be excluded from stockholders' equity, representing unearned compensation to employees for future services not yet performed. Consequently, if the ESOP purchases already-issued shares in the open market, the Company's consolidated liabilities will increase to the extent of the ESOP's borrowings, and total and per share stockholders' equity will be reduced to reflect such borrowings. If the ESOP purchases newly issued shares from the Company, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net income would decrease because of the increase in the number of outstanding shares. In either case, as the borrowings used to fund ESOP purchases are repaid, total stockholders' equity will correspondingly increase.

         All employees are eligible to participate in the ESOP after they attain age 21 and complete one year of service. Employees will be credited for years of service to the Association prior to the adoption of the ESOP for participation and vesting purposes. Contributions to the ESOP are allocated among participants on the basis of compensation. Each participant's account will be credited with cash and shares of Company Common Stock based upon compensation earned during the year with respect to which the contribution is made. Contributions credited to a participant's account are vested on a graduated basis and become fully vested when such participant completes seven years of service. ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service. Distributions will be made in the form of a lump sum in cash and in whole shares of the Common Stock. Fractional shares will be paid in cash. Participants will not incur a tax liability until a distribution is made.

         Each participating employee is entitled to instruct the trustee of the ESOP as to how to vote the shares allocated to his or her account. With respect to shares of common stock allocated to accounts for which the participant does not give voting instructions to the trustee, and with respect to shares of common stock which have not yet been allocated to participants' accounts, the trustee will vote all such shares in the same proportion as those shares for which the trustee receives such voting instructions. The trustee will not be affiliated with the Company or Home Federal.

         The ESOP may be amended by the Board of Directors, except that no amendment may be made which would reduce the interest of any participant in the ESOP trust fund or divert any of the assets of the ESOP trust fund to purposes other than the exclusive benefit of participants or their beneficiaries.

         Other Stock Benefit Plans. In addition to the employment agreements, in the future we may consider the implementation of a stock option and incentive plan (the "Stock Option Plan") and a restricted stock plan for the benefit of selected directors, officers and employees. We anticipate that the Stock Option Plan and restricted stock plan will be comprised of 10% and 4%, respectively, of the Company stock sold in the Conversion. Grants of common stock pursuant to the restricted stock plan will be issued without cost to the recipient. If a determination is made to implement a Stock Option Plan or restricted stock plan, it is anticipated that any such plans will be submitted to stockholders for their consideration at which time stockholders would be provided with detailed information regarding such plan. If such plans are approved, and effected, they will have a dilutive effect on the Company's stockholders as well as affect the Company's net income and stockholders' equity, although the actual results cannot be determined until such plans are implemented. Any such Stock Option Plan or restricted stock plan will not be implemented within one year of the date of the consummation of the Conversion, subject to continuing OTS jurisdiction.

Certain Transactions

         The Association has followed a policy of granting loans to officers and directors. Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with the general public prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.

         All loans we make to our directors and executive officers are subject to OTS regulations restricting loan and other transactions with affiliated persons of the Association. Loans to all directors and executive officers and their associates totaled approximately $922,000 at April 30,

1998, which was 6.9% of our equity capital at that date. All loans to directors and executive officers were performing in accordance with their terms at April 30, 1998.

                                 THE CONVERSION

         The Board of Directors of the Association and the OTS have approved the Plan of Conversion. OTS approval is subject to approval of the Plan of Conversion by the our members, and subject to the satisfaction of certain other conditions imposed by the OTS. OTS approval does not constitute a recommendation or endorsement of the Plan of Conversion.

General

         On July 6, 1998, we adopted a Plan of Conversion, pursuant to which we will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and immediately thereafter become a wholly owned subsidiary of the Company. The Conversion will include adoption of the proposed federal stock charter and bylaws, which will authorize us to issue capital stock. Under the Plan, our common stock is being sold to the Company and the Company Common Stock is being offered to our eligible depositors and borrowers and other members and then to the public. The Conversion will be accounted for at historical cost in a manner similar to a pooling of interests. The OTS has approved the Company's application to become a savings and loan holding company and to acquire all of the Association's common stock to be issued in the Conversion.

         The shares of Company Common Stock are first being offered in a subscription offering to holders of subscription rights. To the extent shares of Company Common Stock remain available after the subscription offering shares of Company Common Stock may be offered in a direct community offering on a best efforts basis through Charles Webb in such a manner as to promote a wide distribution of the shares. The direct community offering, if any, may commence anytime subsequent to the commencement of the subscription offering. Shares not subscribed for in the subscription offering and direct community offering may be offered for sale by the Company on a best efforts basis in a public offering conducted by Charles Webb. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of the Common Stock received in the direct community offering and the public offering. See "- Offering of Holding Company Common Stock."

         Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the Plan of Conversion.

         The completion of the offering is subject to market conditions and other factors beyond our control. No assurance can be given as to the length of time following approval of the Plan at the meeting of our members that will be required to complete the sale of shares being offered in the Conversion. If delays are experienced, significant changes may occur in the Estimated Valuation Range with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. In the event the Conversion is terminated, we will charge all Conversion expenses against current income and any funds collected by us in the offering will be promptly returned, with interest, to each subscriber.

Effects of Conversion to Stock Form on Depositors and Borrowers of the Association

         Voting Rights. Currently in our mutual form, our depositor and borrower members have voting rights and may vote for election of directors. Subsequent to Conversion, voting rights will be vested exclusively in the Company as the sole stockholder of the Association. Voting rights as to the Company will be held exclusively by its stockholders. Each purchaser of Company Common Stock shall be entitled to vote on any matters to be considered by the Company stockholders. A stockholder will be entitled to one vote for each share of Company Common Stock owned, subject to certain limitations applicable to holders of 10% or more of the shares of the Company Common Stock. See "Description of Capital Stock."

         Deposit Accounts and Loans. The balance terms and FDIC insurance coverage of deposit accounts will not be affected by the Conversion.
Furthermore, the amounts and terms of loans, and the obligations of the borrowers under their individual contractual arrangements with us will not be affected by the Conversion.

         Tax Effects. We have received an opinion from Silver, Freedman & Taff, L.L.P. with regard to federal income taxation, and an opinion from Anness, Gerlach & Williams with regard to Ohio taxation, to the effect that the adoption and implementation of the Plan of Conversion set forth herein will not be taxable for federal or Ohio tax purposes to the Association or the Company. See "- Income Tax Consequences."

         Liquidation Rights. We have no plans to liquidate, either before or subsequent to the completion of the Conversion. However, if there should ever be a complete liquidation, either before or after Conversion, deposit account holders would receive the protection of insurance by the FDIC up to applicable limits. Subject thereto, liquidation rights before and after Conversion would be as follows:

         Liquidation Rights in Present Mutual Institution. In addition to the protection of FDIC insurance up to applicable limits, in the event of our complete liquidation, each holder of a deposit account would receive his or her pro rata share of any assets of the Association remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts). Such holder's pro rata share of such remaining assets, if any, would be in the same proportion of such assets as the balance in his or her deposit account was to the aggregate balance in all our deposit accounts at the time of liquidation.

         Liquidation Rights in Proposed Converted Institution. After Conversion, each deposit account holder, in the event of our complete liquidation, would have a claim of the same general priority as the claims of all our other general creditors in addition to the protection of FDIC insurance up to applicable limits. Therefore, except as described below, the deposit account holder's claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. A deposit account holder would have no interest in the assets of the Association above that amount, if any.

         The Plan of Conversion provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders (i.e., eligible depositors at March 31, 1997) and Supplemental Account Holders (eligible depositors at ________ __, 1998). Each Eligible Account Holder and Supplemental Eligible Account Holder, if he or she continues to maintain his or her deposit account with us, would be entitled upon our complete liquidation after Conversion, to an interest in the liquidation account prior to any payment to stockholders. Each Eligible Account Holder would have an initial interest in such liquidation account for each deposit account held with us on the qualifying date, March 31, 1997. Each Supplemental Eligible Account Holder would have a similar interest as of the qualifying date, __________, 1998. The interest as to each deposit account would be in the same proportion of the total liquidation account as the balance of the deposit account on the qualifying dates was to the aggregate balance in all the deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders on such qualifying dates. However, if the amount in the deposit account on any annual closing date (December 31) is less than the amount in such account on the respective qualifying dates, then the interest in this special liquidation account would be reduced at that time by an amount proportionate to any such reduction, and the interest would cease to exist if such deposit account was closed. The interest in the special liquidation account will never be increased despite any increase in the related deposit account after the respective qualifying dates.

         Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders were satisfied would be distributed to the Company as the sole stockholder of the Association.

         No merger, consolidation, purchase of bulk assets with assumption of deposit accounts and other liabilities, or similar transaction, whether the Association, as converted, or another SAIF-insured institution is the surviving institution, is deemed to be a complete liquidation for purposes of distribution of the liquidation account and, in any such transaction, the liquidation account would be assumed to the full extent authorized by regulations of the OTS as then in effect. The OTS has stated that the consummation of a transaction of the type described in the preceding sentence in which the surviving entity is not a SAIF-insured institution would be reviewed on a case-by-case basis to determine whether the transaction should constitute a "complete liquidation" requiring distribution of any then remaining balance in the liquidation account. While we believe that such a transaction should not constitute a complete liquidation, there can be no assurance that the OTS will not adopt a contrary position.

         Common Stock. For information as to the characteristics of the Common Stock to be issued under the Plan of Conversion, see "Dividends" and "Description of Capital Stock." Common Stock issued under the Plan of Conversion cannot, and will not, be insured by the FDIC or any other governmental agency.

         We will continue, immediately after completion of the Conversion, to provide our services to depositors and borrowers pursuant to our existing policies and will maintain our existing management and employees. Other than for payment of certain expenses incident to the Conversion, none of our assets will be distributed in the Conversion. We will continue to be a member of the FHLB System, and our deposit accounts will continue to be insured by the FDIC. Our affairs will continue to be directed by our existing Board of Directors and management.

Stock Contribution to the Charitable Foundation

         General. In furtherance of our commitment to the local community, the Plan of Conversion provides for the establishment of a charitable foundation in connection with the Conversion. The Plan provides that we will incorporate the Foundation under Delaware law as a non-stock corporation and will fund the Foundation with Common Stock (the "Stock Contribution"), as further described below. We believe that the funding of the Foundation with Common Stock is a means to establish a common bond between us and the community, enabling our community to share in the potential growth and success of the Company over the long term. By further enhancing the Association's visibility and reputation in the local community, we believe that the Foundation will enhance the long-term value of our community banking franchise. The Foundation will be dedicated to charitable purposes within our local community, including community development activities.

         The Stock Contribution will be considered as a separate matter from the proposal to approve the Plan of Conversion. If our members approve the Plan of Conversion, but not the Stock Contribution, we intend to complete the Conversion without the Stock Contribution. Failure to approve the Stock Contribution may materially affect the pro forma market value of the Common Stock. If the resulting pro forma market value of the Common Stock to be sold in the offering is less than $16.7 million or more than $26.15 million, or if the OTS otherwise requires a resolicitation, we will establish a new Estimated Valuation Range and commence a resolicitation of subscribers. In the event of a resolicitation, unless an affirmative response is received within a specified period of time, all funds will be promptly returned to investors, as described elsewhere herein. See "- Stock Pricing and Number of Shares to be Issued."

         Purpose of the Stock Contribution. The purpose of the Foundation is to provide funding to support charitable causes and community development activities. We are involved in community lending and community development activities within our local community. We received a "satisfactory" CRA rating in our last CRA examination. The Foundation is being formed to complement our existing community activities, not as a replacement for such activities. We intend to continue to emphasize community lending and community development activities following the Conversion. However, such activities are not our sole corporate purpose. The Foundation will be completely dedicated to community activities and the promotion of charitable causes, and may be able to support such activities in ways that are not presently available to us. In this regard, we believe the establishment of a charitable foundation is consistent with our commitment to community service. We also further believe that the funding of the Foundation with Common Stock is a means of enabling our community to share in the potential growth and success of the Company long after completion of the Conversion. The Foundation will accomplish that goal by providing for continued ties between the Foundation and the Association, thereby forming a partnership with our community.

         Although we have carefully considered each of the above factors, the establishment of a charitable foundation in connection with a conversion is a relatively new concept that has been implemented by only a few other converting banks. Accordingly, certain persons may raise challenges as to the validity of the establishment of the Foundation that, if not resolved promptly, could delay the consummation of the Conversion or result in the elimination of the Foundation.

         Structure of the Foundation. The Foundation is a private foundation under the Code. As a private foundation, the Foundation is required to distribute annually in grants or donations at least 5% of its net investment assets. The Foundation is dedicated to the promotion of charitable purposes within the communities in which we operate, including, but not limited to, providing grants or donations to support cultural activities, not-for-profit medical facilities, elder and youth care, community groups and other types of organizations or projects. While the Foundation is authorized to engage directly in charitable activities, in order to limit overhead costs, the Foundation's primary activity currently consists of making grants to other charitable organizations.

         The authority for the affairs of the Foundation is vested in its members and its Board of Trustees. The Foundation's certificate of incorporation provides that the Foundation's members will be its Board of Trustees, which is comprised of __________________. Although all of the Foundation's initial trustees were selected by us, future Foundation trustees may be nominated and elected only by the Foundation's members. As a result, the Board of Trustees is self-perpetuating. The Board of Trustees may be expanded following the Conversion to include additional Association directors and other community members as trustees; but it is currently anticipated that at least a majority of the Foundation's Board of Trustees will consist of persons who are then current or former directors of the Association.

         The Foundation's certificate of incorporation provides that the earnings of the Foundation shall not result in any private benefit for its members, trustees or officers. In addition, it is anticipated that the Foundation will adopt a conflicts of interest policy to protect against inappropriate insider benefits.

         The  trustees are  responsible  for  establishing  and carrying out the policies  of  the  Foundation  with  respect  to  grants  or  donations  by  the
Foundation, consistent with the purposes for which the Foundation was established. The trustees of the Foundation are also responsible for directing the activities of the Foundation, and managing its assets.

         While the Foundation does not currently intend to purchase any shares of the Common Stock on the open market, it is authorized to do so. The OTS has informed us that any such purchases by the Foundation would be deemed to be repurchases by the Company for the purposes of the OTS restrictions on post-conversion stock repurchases. See "Use of Proceeds."

         Under the order of the OTS approving our conversion application, all shares of Common Stock held by the Foundation, including those acquired pursuant to the Stock Contribution, must be voted in the same ratio as all other shares of the Common Stock on all proposals considered by stockholders of the Company; provided, however, that the OTS will waive this voting restriction under certain circumstances if compliance with the restriction would: (i) cause a violation of the law of the State of Ohio and the OTS determines that federal law would not preempt the application of the laws of the State of Ohio to the Foundation; (ii) cause the Foundation to lose its tax-exempt status or otherwise have a material and adverse tax consequence on the Foundation; or (iii) cause the Foundation to be subject to an excise tax under Section 4941 of the Code. In order for the OTS to waive such voting restriction, the Company's or the Foundation's legal counsel must render an opinion satisfactory to the OTS that compliance with the voting restriction would have the effect described in clauses (i), (ii) or (iii) above. Under those circumstances, the OTS will grant a waiver of the voting restrictions upon submission of such legal opinion(s) by the Company or the Foundation. In the event that the OTS waives the voting restriction, the trustees would direct the voting of the Common Stock held by the Foundation. However, a condition to the OTS approval of the Conversion provides that in the event such voting restriction is waived or becomes unenforceable, the Director of the OTS, or his designees, at that time may impose conditions on the composition of the board of trustees of the Foundation or such other conditions or restrictions relating to the control of the Common Stock held by the Foundation, any of which could limit the ability of the board of trustees of the Foundation to control the voting of the Common Stock held by the Foundation. The Company has no current intention to seek such a waiver.

         There are no agreements or understandings with trustees of the Foundation regarding the exercise of control, directly or indirectly, over the management or policies of the Company or the Association, including agreements related to voting, acquisition or disposition of the Common Stock. As trustees of a nonprofit corporation, trustees of the Foundation are at all times bound by their fiduciary duty to advance the Foundation's charitable goals, to protect the assets of the Foundation and to act in a manner consistent with the charitable purposes for which the Foundation is established.

         It is currently anticipated that the Foundation will adopt a policy addressing affiliated transactions between the Foundation and the Company or the Association. Transactions between the Foundation and the Association will comply with applicable provisions of Sections 23A and 23B of the Federal Reserve Act, as amended, and the OTS conflicts of interests rules. Additionally, the Company (but not the Association) may provide office space and administrative support to the Foundation without charge provided that such actions comply with applicable conflicts of interests restrictions.

         The Stock Contribution. Under the terms of the Plan of Conversion, the Company will contribute, either in the form of a donation or in a sale for their aggregate par value ($.01 per share), 30,000 shares to the Foundation, subject to stockholder approval. Such Stock Contribution, once made, will not be recoverable. We determined to make the Stock Contribution with Common Stock rather than cash because we desired to form a bond with the community in a manner that would allow the community to share in the potential growth and success of the Company over the long term. The funding of the Stock Contribution with stock also provides the Foundation with a potentially larger endowment than if the Company contributed cash to the Foundation since, as a shareholder, the Foundation will share in the potential growth and success of the Company. As such, the Stock Contribution to the Foundation has the potential to provide a self-sustaining funding mechanism which reduces the amount of cash that the Company, if it were not making the stock contribution, would have to contribute to the Foundation in future years in order to maintain a level amount of charitable grants and donations.

         One of the  conditions  imposed  on the  gift of  Common  Stock  by the
Company is that the amount of Company Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the average market value of the assets held by the Foundation, except where the board of directors of the Foundation, by three-fourths vote, determines that the failure to sell an amount of common stock greater than such amount would result in a long-term reduction of the value of the Foundation's assets and as such would jeopardize the Foundation's capacity to carry out its charitable purposes. While there may be greater risk associated with a one-stock portfolio in comparison to a diversified portfolio, the Company believes any such risk is mitigated by the ability of the Foundation's trustees to sell more than 5% of its stock in such circumstances. Upon completion of the Conversion and the Stock Contribution, the Company will have 1,700,000, 2,000,000 and 2,300,000 shares issued and outstanding at the minimum, midpoint and maximum of the Estimated Valuation Range. Because the Company will have an increased number of shares outstanding, the voting and ownership interest of shareholders in Company Common Stock would be diluted by 1.76%, 1.50% and 1.30% at the minimum, midpoint and maximum of the Estimated Valuation Range, respectively, as compared to their interests in the Company if the Stock Contribution were not made. For additional discussion of the dilutive effect, see "Comparison of Valuation and Pro Forma Information With No Stock Contribution" and "Pro Forma Data."

         If the Stock Contribution is approved by our members, the Company will recognize a $300,000 expense (offset, in part, by a corresponding tax deduction of $102,000), during the quarter in which the Conversion is completed, which is expected to be the fourth quarter of fiscal 1998. Such expense will likely eliminate earnings in the quarter recognized and have a material adverse impact on the Company's earnings for fiscal year 1998. If the Stock Contribution had been made at April 30, 1998, we would have reported a net income of $89,000 rather than $287,000 for the four months ended April 30, 1998. For further discussion of the Foundation and its impact on purchasers in the Conversion, see "Risk Factors - Risks Associated with the Stock Contribution to the Charitable Foundation" and "Pro Forma Data."

         Although the Stock Contribution will be accrued in the fourth quarter of 1998 as described above, such contribution may be paid at any time during the twelve-month period following the completion of the Conversion. The reason for permitting the Company to pay the Stock Contribution in more than one tax year is that the five-year tax carry forward period commences on the date of payment rather than the date of accrual. Thus, by paying the initial contribution over more than one tax year the Company can lengthen the period over which the Stock Contribution may be carried forward for tax purposes. See "-- Tax Considerations" below.

         Tax Considerations. We have received an opinion of Silver, Freedman & Taff, L.L.P. that an organization created for the above purposes would qualify as an organization exempt from taxation under Section 501(c)(3) of the Code, and would likely be classified as a private foundation. A private foundation typically receives its support from one person or one corporation whereas a public charity receives its support from the public. The Foundation will submit an application to the IRS to be recognized as an exempt organization. If the Foundation files such an application within 15 months from the date of its organization, and if the IRS approves the application, the effective date of the Foundation's status as a Section 501(c)(3) organization will be retroactive to the date of its organization. Silver, Freedman & Taff, L.L.P., however, has not rendered any advice on the condition to the contribution to be agreed to by the Foundation which requires that all shares of

Company Common Stock held by the Foundation must be voted in the same ratio as all other outstanding shares of Company Common Stock on all proposals considered by shareholders of the Company. Consistent with this condition, in the event that the Company or the Foundation receives an opinion of its legal counsel that compliance with this voting restriction would have the effect of causing the Foundation to lose its tax-exempt status or otherwise have a material and adverse tax consequence on the Foundation, or subject the Foundation to an excise tax for "self-dealing" under Section 4941 of the Code, the OTS will waive such voting restriction upon submission by the Company or the Foundation of a legal opinion(s) to that effect satisfactory to the OTS. See "-- Regulatory Conditions Imposed on the Foundation."

         A legal opinion of the OTS which addresses the establishment of charitable foundations by savings associations opines that as a general rule funds contributed to a charitable foundation should not exceed the deductible limitation set forth in the Code, and if an association's contributions exceed the deductible limit, such action must be justified by the board of directors. In addition, under Delaware law, the Company is authorized by statute to make charitable contributions and case law has recognized the benefits of such contributions to a Delaware corporation. In this regard, Delaware case law provides that a charitable gift must merely be within reasonable limits as to amount and purpose to be valid. Under the Code, the Company may deduct up to 10% of its taxable income in any one year and any contributions made by the Company in excess of the deductible amount will be deductible for federal tax purposes over each of the five succeeding taxable years. We believe that the conversion presents a unique opportunity to make the Stock Contribution given the substantial amount of additional capital being raised in the Conversion. In making such a determination, we considered the dilutive impact of the Stock Contribution on the conversion appraisal. See "Comparison of Valuation and Pro Forma Information with No Stock Contribution." Based on such considerations, we believe that the Stock Contribution to the Foundation in excess of the 10% annual limitation is justified given our capital position and earnings, the substantial additional capital being raised in the Conversion and the potential benefits of the Foundation to our community. In this regard, assuming the sale of the Common Stock at the midpoint of the Estimated Valuation Range, the Company would have pro forma consolidated capital of $20.4 million and our pro forma tangible, core and risk-based capital ratios would be 24.6%, 24.6% and 46.0%, respectively. See "Regulatory Capital Compliance," "Capitalization," and "Comparison of Valuation and Pro Forma Information with No Stock Contribution." Thus, the amount of the Stock Contribution will not adversely impact our financial condition, and we therefore believe that the amount of the charitable contribution is reasonable given the Company's and our pro forma capital positions. As such, we believe that the Stock Contribution does not raise safety and soundness concerns.

         We have received an opinion of Silver, Freedman & Taff, L.L.P. that the Company's contribution of its own stock to the Foundation will not constitute an act of self-dealing, and that the Company will be entitled to a deduction in the amount of the $300,000, subject to a limitation based on 10% of the Company's annual taxable income. The Company, however, would be able to carry forward any unused portion of the deduction for five years following the year in which the contribution is made for federal and Delaware tax purposes.

         The Company currently estimates that substantially all of the Stock Contribution should be deductible. However, no assurances can be made that the Company will have sufficient pre-tax income over the periods following the year in which the contributions are made to utilize fully the carryover related to the excess contribution.

         In cases of willful, flagrant or repeated acts or failures to act which result in violations of the IRS rules governing private foundations, a private foundation's status as a private foundation may be involuntarily terminated by the IRS. In such event, the managers of a private foundation could be liable for excise taxes based on such violations and the private foundation could be liable for a termination tax under the Code. The Foundation's certificate of incorporation provides that it shall have a perpetual existence. In the event, however, the Foundation were subsequently dissolved as a result of a loss of its tax exempt status, the Foundation would be required under the Code and its articles of incorporation to distribute any assets remaining in the Foundation at that time for one or more exempt purposes within the meaning of Section 501(c)(3) of the Code, or to distribute such assets to the federal government, or to a state or local government, for a public purpose.

         In general, the income of a private foundation is exempt from federal and state taxation. However, investment income, such as interest, dividends and capital gains, will be subject to a federal excise tax of 2.0%. The Foundation will be required to make an annual filing with the IRS within four and one-half months after the close of the Foundation's taxable year to maintain its tax-exempt status. The Foundation will also be required to publish a notice that the annual information return will be available for public inspection for a period of 180 days after the date of such public notice. The information return for a private foundation must include, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the Foundation's managers, and a concise statement of the purpose of each grant.

         Regulatory Conditions Imposed on the Foundation. The Stock Contribution is subject to the following conditions imposed by the OTS: (i) the Foundation will be subject to examination by the OTS, at the Foundation's own expense; (ii) the Foundation must comply with supervisory directives imposed by the OTS; (iii) the Foundation will provide annual reports to the OTS describing grants made and grant recipients; (iv) the Foundation will operate in accordance with written policies adopted by the board of trustees, including a conflict of interest policy; (v) the Foundation will not engage in self-dealing and will comply with all laws necessary to maintain its tax-exempt status; and (vi) any shares of Common Stock of the Company held by the Foundation must be voted in the same ratio as all other shares of the Common Stock on all proposals considered by stockholders of the Company; provided, however, that the OTS will waive this voting restriction under certain circumstances if compliance with the voting restriction would: (a) cause a violation of the law of the State of Ohio and the OTS determines the federal law does not preempt the application of the laws of the State of Delaware to the Foundation; (b) cause the Foundation to lose its tax-exempt status or otherwise have a material and adverse tax consequence on the Foundation; or (c) cause the Foundation to be subject to an excise tax under
Section 4941 of the Code. In order for the OTS to waive such voting restriction, the Company's or the Foundation's legal counsel must render an opinion satisfactory to OTS that compliance with the voting restriction would have the effect described in clauses (a), (b) or (c) above. There can be no assurances that either a legal or tax opinion addressing these issues will be rendered, or if rendered, that the OTS will grant an unconditional waiver of the voting restriction. In this regard, a condition to the OTS approval of the Conversion provides that in the event such voting restriction is waived or becomes unenforceable, the Director of the OTS, or his designees, at that time may impose conditions on the composition of the board of trustees of the Foundation to control the voting of Common Stock held by the Foundation. In no event will the voting restriction survive the sale of shares of the Common Stock held by the Foundation.

         The Stock Contribution is subject to the approval of a majority of the total outstanding votes of our members eligible to be cast at the Special Meeting. The Stock Contribution will be considered as a separate matter from approval of the Plan of Conversion. If our members approve the Plan of Conversion, but not the Stock Contribution, we intend to complete the Conversion without the Stock Contribution. Failure to approve the Foundation may materially increase the pro forma market value of the Common Stock being offered since the Estimated Valuation Range, as set forth herein, takes into account the after-tax impact of the Stock Contribution. See "Pro Forma Data."

Stock Pricing and Number of Shares to be Issued

         Federal regulations require that the aggregate purchase price of the securities of a thrift institution sold in connection with its conversion must be based on an appraised aggregate market value of the institution as converted (i.e., taking into account the expected receipt of proceeds from the sale of the securities in the conversion), as determined by an independent valuation. Keller & Company, which is experienced in the valuation and appraisal of business entities, including thrift institutions involved in the conversion process, was retained by us to prepare an appraisal of the estimated pro forma market value of the Association and the Company upon Conversion.

         Keller & Company will receive a fee of approximately $19,000 for its appraisal in addition to its reasonable out-of-pocket expenses incurred in connection with the appraisal. Keller & Company has also agreed to assist us in the preparation of our business plan and to perform certain records management services for us for such fee. We have agreed to indemnify Keller & Company under certain circumstances against liabilities and expenses (including legal fees) arising out of, related to, or based upon the Conversion.

         Keller & Company has prepared an appraisal of our estimated pro forma market as converted. The Keller & Company appraisal concluded that, at April 30, 1998, the Estimated Valuation Range of the Common Stock was from a minimum of $17,000,000 to a maximum of $23,000,000 with a midpoint of $20,000,000. Assuming that the shares are sold at $10.00 per share in the Conversion, the estimated number of shares to be issued in the Conversion (not including the Stock Contribution) is expected to be between 1,670,000 and 2,270,000. The purchase price of $10.00 per share was determined by discussion between us and Keller & Company, taking into account, among other factors, (i) the requirement under OTS regulations that the Common Stock be offered in a manner that would achieve the widest distribution of shares and (ii) liquidity in the Common Stock subsequent to the Conversion.

         The appraisal involved a comparative evaluation of our operating and financial statistics with those of other thrift institutions. The appraisal also took into account such other factors as the market for thrift institution stocks generally, prevailing economic conditions, both nationally and in Ohio, which affect the operations of thrift institutions, the competitive environment within which we operate and the effect of us becoming a subsidiary of the Company. No detailed individual analysis of the separate components of our assets and liabilities was performed in connection with the evaluation. The Plan of Conversion requires that all of the shares subscribed for in the offering be sold at the same price per share. The Board of Directors reviewed the appraisal, including the methodology and the appropriateness of the assumptions utilized by Keller & Company and determined that in its opinion the appraisal was not unreasonable. The Estimated Valuation Range may be amended with the approval of the OTS in connection with changes in our financial condition or operating results, or market conditions generally. As described below, an amendment to the Estimated Valuation Range above $26,450,000 would not be made without a resolicitation of subscriptions and/or proxies except in limited circumstances.

         If, upon completion of the offering, at least the minimum number of shares are subscribed for, Keller & Company, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value upon Conversion, as of the close of the offering.

         If, based on the estimate of Keller & Company, our aggregate pro forma market value is not within the Estimated Valuation Range, Keller & Company, upon the consent of the OTS, will determine a new Estimated Valuation Range ("Amended Valuation Range"). If the aggregate pro forma market value of the stock to be sold in the offering has increased in the Amended Valuation Range to an amount that does not exceed $26,150,000 (i.e., 15% above the maximum of the EVR not including the Stock Contribution), then the number of shares to be issued may be increased to accommodate such increase in value without a resolicitation of subscriptions and/or proxies. In such event we do not intend to resolicit subscriptions and/or proxies unless we then determine, after consultation with the OTS, that circumstances otherwise require such a resolicitation. If, however, the aggregate pro forma market value of the Common Stock to be sold of the Company, at that time is less than $16.7 million or more than $26.15 million, a resolicitation of subscribers and/or proxies may be made, the Plan of Conversion may be terminated or such other actions as the OTS may permit may be taken. In the event that upon completion of the offering, the pro forma market value of the Common Stock to be sold is below $16.7 million or above $26.15 million (15% above the maximum of the EVR), the Company intends to file the revised appraisal with the SEC by post-effective amendment to its Registration Statement on Form S-1. See "Additional Information." If the Plan of Conversion is terminated, all funds would be returned promptly with interest at our current passbook rate, and holds on funds authorized for withdrawal from deposit accounts would be released. If there is a resolicitation of subscriptions, subscribers will be given the opportunity to cancel or change their subscriptions and to the extent subscriptions are so canceled or reduced, funds will be returned with interest at our current passbook rate and holds on funds authorized for withdrawal from deposit accounts will be released or reduced. Stock subscriptions received by us may not be withdrawn by the subscriber and, if accepted by us, are final. If the Conversion is not completed prior to _________, 2000 (two years after the date of the Special Meeting), the Plan of Conversion will automatically terminate.

         Any increase in the total number of shares of Common Stock to be offered in the Conversion will dilute a subscriber's percentage ownership interest and will reduce the pro forma net income and net worth on a per share basis. A decrease in the number of shares to be issued in the Conversion will increase a subscriber's proportionate ownership interest and will increase both pro forma net income and net worth on a per share basis while decreasing that amount on an aggregate basis.

         No sale of the shares will take place unless, prior thereto, Keller & Company confirms to the OTS that, to the best of Keller &Company's knowledge and judgment, nothing of a material nature has occurred which would cause Keller & Company to conclude that the actual purchase price on an aggregate basis is incompatible with its estimate of the aggregate pro forma market value of the Company and the Association as converted at the time of the sale. If, however, the facts do not justify such a statement, the offering or other sale may be canceled, a new Estimated Valuation Range set and new offering held.

         In preparing its valuation of our pro forma market value upon Conversion, Keller & Company relied upon and assumed the accuracy and completeness of all financial and statistical information provided by us. Keller & Company also considered information based upon other publicly available sources which it believes are reliable. However, Keller & Company does not guarantee the accuracy and completeness of such information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of voting to approve the Conversion or of purchasing shares of Common Stock. The appraisal considers us only as going concerns and should not be considered as any indication of the liquidation value of Home Federal or the Company. Moreover, the appraisal is necessarily based on many factors which change from time to time. There can be no assurance that persons who purchase shares in the Conversion will be able to sell such shares at prices at or above the purchase price.

Offering of Holding Company Common Stock

         Under the Plan of Conversion, up to 2,270,000 shares of Common Stock will be offered for sale, subject to certain restrictions described below, initially through the subscription offering. Federal conversion regulations require, with certain exceptions, that all shares offered in a conversion be sold in order for the conversion to become effective. An additional 30,000 shares of Common stock will be issued to the Foundation, if approved by members.

         The subscription offering will expire at noon, Niles, Ohio time, on ________, 1998 (the "Subscription Expiration Date") unless extended by us. Depending on the availability of shares and market conditions at or near the completion of the subscription offering, we may effect a direct community offering and/or a public offering of shares to selected persons through Webb. To order Common Stock in connection with the direct community offering and/or public offering, if any, an executed stock order and account withdrawal authorization and certification must be received by Webb prior to the termination of the direct community offering and public offering. The date by which orders must be received in the direct community offering and the public offering, if any, will be set by us at the time of such offering. OTS regulations require that all shares to be offered in the Conversion be sold within a period ending not more than 45 days after the Subscription Expiration Date (or such longer period as may be approved by the OTS) or, despite approval of the Plan of Conversion by members, the Conversion will not be effected and we will remain in mutual form. This period expires on _____, 1998, unless extended with the approval of the OTS. In addition, if the subscription offering is extended beyond _____, 1998, all subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned promptly with interest. In the event that the Conversion is not effected, all funds submitted and not previously refunded pursuant to the offering will be promptly refunded to subscribers with interest at our current passbook rate, and all withdrawal authorizations will be terminated.

         Subscription Offering. In accordance with OTS regulations, non-transferable subscription rights have been granted under the Plan of Conversion to the following persons in the following order of priority: (1) Eligible Account Holders (our deposit account holders maintaining an aggregate balance of $50.00 or more as of March 31, 1997), (2) our Tax-Qualified Employee Plans; provided, however, that the Tax-Qualified Employee Plans shall have first priority subscription rights to the extent that the total number of shares of Common Stock sold in the Conversion exceeds the maximum of the Estimated Valuation Range; (3) Supplemental Eligible Accounts Holders (our deposit account holders maintaining a balance of $50.00 or more as of _______, 1998), (4) Other Members (our depositors and borrowers at the close of business on _________, 1998, the voting record date for the Special Meeting) and (5) our officers, directors and employees. All subscriptions received will be subject to the availability of Company Common Stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering, and to the maximum and minimum purchase limitations set forth in the Plan of Conversion.

         Category No. 1 is reserved for the Eligible Account Holders. Subscription rights to purchase shares under this category will be allocated among Eligible Account Holders to permit each such depositor to purchase shares in this Category in an amount equal to the greater of $150,000 of Common Stock, one-tenth of one percent (.10%) of the total shares offered in the Conversion, or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the qualifying deposits of the Eligible Account Holder and the denominator is the total amount of the qualifying deposit of all Eligible Account Holders, in each case on the Eligibility Record Date. To the extent shares are oversubscribed in this category, shares shall be allocated first to permit each subscribing Eligible Account Holder to purchase, to the extent possible, 100 shares and thereafter among each subscribing Eligible Account Holder pro rata in the same proportion that his qualifying deposit bears to the total qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unsatisfied.

         Category No. 2 provides for the issuance of subscription rights to Tax-Qualified Employee Plans to purchase up to 10% of the total amount of shares of Common Stock issued in the subscription offering on a second priority basis. However, such plans shall not, in the aggregate, purchase more than 10% of the Common Stock issued. The ESOP intends to purchase a total of ___% of the Common Stock sold in the Conversion under this category. Subscription rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to Category No. 1; provided, however, that notwithstanding any provision of the Plan of Conversion to the contrary, the Tax-Qualified Employee Plans shall have first priority subscription rights to the extent that the total number of shares of Common Stock sold in the Conversion exceeds the maximum of the Estimated Valuation Range.

         Category  No.  3 is  reserved  for the  Supplemental  Eligible  Account
Holders. Subscription rights to purchase shares under this category will be allocated among Supplemental Eligible Account Holders to permit each such depositor to purchase shares in this category in an amount equal to the greater of $150,000 of Common Stock, one-tenth of one percent (.10%) of the total shares of

Common Stock offered in the Conversion, or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of the qualifying deposits of all Supplemental Eligible Account Holders in each case on ________, 1998 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitation after satisfying the subscriptions of Eligible Account Holders and Tax Qualified Employee Plans. Any non-transferable subscription rights received by an Eligible Account Holder shall reduce, to the extent thereof, the subscription rights to be distributed to such person as a Supplemental Eligible Account Holder. In the event of an oversubscription for shares, the shares available shall be allocated first to permit each subscribing Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No. 1) equal to 100 shares, and thereafter among each subscribing Supplemental Eligible Account Holder pro rata in the same proportion that his qualifying deposit bears to the total qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unsatisfied.

         Category No. 4 provides, to the extent that shares are then available after satisfying the subscriptions of Eligible Account Holders, Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, for the issuance of subscription rights to Other Members to purchase in this category up to the greater of $150,000 of Common Stock, or one-tenth of one percent (.10%) of the Common Stock offered in the Conversion. In the event of an oversubscription, the shares available shall be allocated among the subscribing Other Members pro rata in the same proportion that his number of votes on the Voting Record Date bears to the total number of votes on the Voting Record Date of all subscribing Other Members on such date. Such number of votes shall be determined based on our mutual charter and bylaws in effect on the date of approval by members of this Plan of Conversion.

         Category No. 5 provides for the issuance of subscription rights to our officers, directors and employees, to purchase in this Category up to $150,000 of the Common Stock to the extent that shares are available after satisfying the subscriptions of eligible subscribers in preference Categories 1, 2, 3 and 4. The total number of shares which may be purchased under this category may not exceed 24% of the number of shares of Common Stock. In the event of an oversubscription, the available shares will be allocated pro rata among all subscribers in this category based on the number of shares ordered by each subscriber.

         Direct Community Offering and Public Offering. To the extent that shares remain available and subject to market conditions at or near the completion of the subscription offering, we may offer shares of Common Stock pursuant to the Plan to selected persons in a direct community offering and/or public offering on a best-efforts basis through Webb in such a manner as to promote a wide distribution of the Common Stock. Any orders received in connection with the direct community offering and public offering, if any, will receive a lower priority than orders properly made in the subscription offering by persons properly exercising subscription rights. In addition depending on market conditions, Webb may utilize selected broker-dealers ("Selected Dealers") in connection with the sale of shares in the public offering, if any. Common Stock sold in the direct community offering and public offering will be sold at $10.00 per share and hence will be sold at the same price as all other shares in the Conversion. We have the right to reject orders, in whole or in part, in our sole discretion in the direct community offering and public offering.

         No person, together with any associate or group of persons acting in concert, will be permitted to purchase more than $150,000 of Common Stock in the direct community offering and public offering. To order Common Stock in connection with the direct community offering or public offering, if any, an executed stock order and account withdrawal authorization and certification must be received by Webb prior to the termination of such offering. The date by which orders must be received in the direct community offering and public offering will be set by us at the time of commencement of such offering; provided however, if the offering is extended beyond _______, 1998, each subscriber will have the opportunity to maintain, modify or rescind his or her subscription. In such event, all subscription funds will be promptly returned with interest to each subscriber unless he or she affirmatively indicates otherwise.

         It is estimated that the Selected Dealers will receive a negotiated commission of up to ____% of the Common Stock sold by the Selected Dealers, payable by us, and Webb will also receive a fee of ____% of Common Stock sold by such firms. Such fees in the aggregate will not exceed 5.5%.
See "- Marketing Arrangements."

         In the event we determine to conduct a direct community offering and/or public offering, persons to whom a prospectus is delivered may subscribe for shares of Common Stock by submitting a completed stock order and account withdrawal authorization (provided by Webb) and an executed certification along with immediately available funds to Webb by not later than the public offering expiration date (as established by us). Promptly upon receipt of available funds, together with a properly executed stock order and account withdrawal authorization and certification, Webb will forward such funds to us to be deposited in a subscription escrow account.

         If a subscription in the direct community offering and/or public offering is accepted, promptly after the completion of the Conversion, a certificate for the appropriate amount of shares will be forwarded to Webb as nominee for the beneficial owner. In the event that a subscription is not accepted or the Conversion is not consummated, we will promptly refund with interest the subscription funds to Webb which will then return the funds to subscribers' accounts. If the aggregate pro forma market value of the Common Stock to be sold in the offering is less than $16.7 million or more than $26.15 million, each subscriber will have the right to modify or rescind his or her subscription.

         The opportunity to subscribe for shares of Common Stock in the direct community offering and/or public offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part.

Additional Purchase Restrictions

         The Plan also provides for certain additional limitations to be placed upon the purchase of shares in the Conversion. Specifically, no person (other than a Tax-Qualified Employee Plan) by himself or herself or with an associate, and no group of persons acting in concert, may subscribe for or purchase more than $300,000 of Common Stock. For purposes of this limitation, an associate of a person does not include a Tax-Qualified Employee Plan or Non-Tax Qualified Employee Plan in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity. Moreover, for purposes of this paragraph, shares held by one or more Tax Qualified or Non-Tax Qualified Employee Plans attributed to a person shall not be aggregated with shares purchased directly by or otherwise attributable to that person. See "- Stock Pricing and Number of Shares to be Issued" regarding potential changes in subscription rights in the event of a decrease in the number of shares to be issued in the Conversion. Officers and directors and their associates may not purchase, in the aggregate, more than 34% of the shares to be sold in the Conversion. For purposes of the Plan, the members of the Board of Directors are not deemed to be acting in concert solely by reason of their Board membership. For purposes of this paragraph, an associate of a person does not include a Tax-Qualified Employee Plan. Moreover, any shares attributable to the officers and directors and their associates, but held by one or more Tax-Qualified Employee Plans shall not be included in calculating the number of shares which may be purchased under the limitations in this paragraph. The term "associate" is used above to indicate any of the following relationships with a person: (i) any corporation or organization (other than the Company or the Association or a majority-owned subsidiary of the Company or the Association) of which a person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity security; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person or any relative of such spouse who has the same home as such person or who is a director or officer of the Company or the Association or any subsidiary of the Company or the Association.

         We, in our sole discretion, may increase the maximum purchase limitations referred to above up to 9.99% of the total shares to be offered in the offering, provided that orders for shares exceeding 5.0% of the shares being offered in the offering shall not exceed, in the aggregate, 10% of the shares being offered in the offering. Requests to purchase additional shares of Common Stock under this provision will be allocated by us on a pro rata basis giving priority in accordance with the priority rights set forth above. Depending on market and financial conditions, we, with the approval of the OTS and without further approval of our members, may increase or decrease any of the above purchase limitations.

         To the extent that shares are available, each subscriber must subscribe for a minimum of 25 shares. In computing the number of shares to be allocated, all numbers will be rounded down to the next whole number.

         Common Stock purchased in the Conversion will be freely transferable except for shares purchased by our executive officers and directors. See "- Restrictions on Transfer of Subscription Rights and Shares."

Marketing Arrangements

         We have retained Webb to consult with and advise us and to assist us in the distribution of shares in the offering on a best-efforts basis. Among the services Webb will perform are (i) training and educating our employees, who will be performing certain ministerial functions in the offering, regarding the mechanics and regulatory requirements of the stock sale process, (ii) keeping records of orders for shares of Common Stock, (iii) targeting our sales efforts including preparation of marketing materials, (iv) assisting in the collection of proxies from our members for use at the Special Meeting, and (v) providing its registered stock representatives to staff the Stock Center and meeting with and assisting potential subscribers. For its services, Webb will receive a success fee of 1.5% of the aggregate purchase price of Common Stock sold in the offering, excluding Common Stock purchased by our directors, officers and employees, or members of their immediate families and purchases by tax-qualified plans. A management fee of $25,000, is being applied against this fee. If the offering is terminated before completion, Webb will be entitled to retain such payments already accrued or received.

         To the extent registered broker-dealers are utilized, we will pay a fee (to be negotiated, but not to exceed ___% of the aggregate purchase price of shares of Common Stock sold in the direct community offering and/or public offering) to such Selected Dealers, including any sponsoring dealer fees. We will also pay Webb a fee of ____% of the aggregate purchase price of shares of Common Stock sold in the offering by Selected Dealers, which together with the fee to be paid to Selected Dealers will result in an aggregate fee not to exceed 5.5% of the Common Stock sold in the offering. Fees paid to Webb and to any other broker-dealer may be deemed to be underwriting fees, and Webb and such other broker-dealers may be deemed to be underwriters. We have agreed to reimburse  Webb  for  its  reasonable  out-of-pocket  expenses  (not  to  exceed
$10,000),  and its  legal  fees and  expenses  (not to  exceed  $35,000)  and to indemnify Webb against certain claims or liabilities, including certain liabilities under the Securities Act.

         In the event there is a direct community offering or public offering, procedures may be implemented to permit a purchaser to pay for his or her shares with funds held by or deposited with Webb or a Selected Dealer. See "- Direct Community Offering and Public Offering."

         Our directors and executive officers may, to a limited extent, participate in the solicitation of offers to purchase Common Stock. Sales will be made from a Stock Center located away from the publicly accessible areas (including teller windows) of the Association's offices. Our other employees may participate in the offering in administrative capacities, providing clerical work in effecting a sales transaction or answering questions of a potential purchaser provided that the content of the employee's responses is limited to information contained in this Prospectus or other offering document. Other questions of prospective purchasers will be directed to executive officers or registered representatives of Webb. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock. We will rely on Rule 3a4-1 under the Exchange Act and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Common Stock. Our officers, directors and employees will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Common Stock.

         We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for shares, pursuant to the Plan of Conversion, reside. However, no shares will be offered or sold under the Plan of Conversion to any such person who (1) resides in a foreign country or (2) resides in a state of the United States in which a small number of persons otherwise eligible to subscribe for shares under the Plan of Conversion reside or as to which we determine that compliance with the securities law of such state would be impracticable for reasons of cost or otherwise, including, but not limited to, a requirement that we or any of our officers, directors or employees register, under the securities laws of such state, as a broker, dealer, salesmen or agent. No payments will be made in lieu of the granting of subscription rights to any such person.

Method of Payment for Subscriptions

         To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from your deposit account with us (which may be given by completing the appropriate blanks in the order form), must be received by us by 12:00 noon, Niles, Ohio time, on ________, 1998. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted.

         To order Common Stock in connection with the direct community offering and/or the public offering, if any, an executed stock order and account withdrawal authorization must be received by Webb prior to the termination of such offering. The date by which orders must be received in the direct community offering and the public offering will be set by us at the time of commencement of such offerings, if any; provided however, if the offering is extended beyond ___________, 1998, each subscriber will have the opportunity to maintain, modify or rescind his or her subscription. In such event, all subscription funds will be promptly returned with interest to each subscriber unless he or she affirmatively indicates otherwise. In addition, we are not obligated to accept orders submitted on photocopies or facsimile order forms.

         We have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that we will do so. Once received, an executed order form or stock order and account withdrawal authorization may not be modified, amended or rescinded without our consent unless the Conversion has not been completed by _________, 1998.

         Payment for subscriptions in the subscription offering, may be made (i) in cash if delivered to us in person at our office, (ii) by check or money order or (iii) by authorization of withdrawal from deposit accounts maintained with us. Interest will be paid on payments made by cash, check, bank draft or money order, whether or not the Conversion is complete or terminated, at our current passbook rate from the date payment is received until the completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit or certificate accounts, the funds authorized to be withdrawn from such account will continue to accrue interest at the contractual rates until completion or termination of the Conversion. Such funds will be unavailable to the depositor until completion or termination of the Conversion.

         If a subscriber authorizes us to withdraw the amount of the purchase price from his certificate account, we will do so as of the effective date of Conversion. We will waive any applicable penalties for early withdrawal from certificate accounts at Home Federal for the purpose of purchasing Common Stock. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the rate paid on the remaining balance of the certificate will earn interest at the then-current passbook rate.

         A depositor interested in using his or her IRA funds to purchase Common Stock must do so through a self-directed IRA. Since we do not offer such accounts, we will allow a depositor to make a trustee-to-trustee transfer of the IRA funds to a trustee offering a self-directed IRA program with the agreement that such funds will be used to purchase the Common Stock in the offering. There will be no early withdrawal or IRS interest penalties for such transfers. The new trustee would hold the Common Stock in a self-directed account in the same manner as we now hold the depositor's IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in a Home Federal IRA to purchase Common Stock should contact the Stock Center as soon as possible so that the necessary forms may be forwarded for execution and returned prior to the Subscription Expiration Date.

         The ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather, may pay for such shares of Common Stock subscribed for the purchase price upon consummation of the Conversion, provided that there is in force from the time of its subscription until such time, a loan commitment to lend to the ESOP, at such time, the aggregate purchase price of the shares for which it subscribed.

         For information regarding the submission of orders in connection with the direct community offering and the public offering, see "- Direct Community Offering and Public Offering."

         All refunds and any interest due will be paid after completion of the Conversion. Certificates representing shares of Common Stock purchased will be mailed to purchasers at the last address of such persons appearing on the records of the Association, or to such other address as may be specified in properly completed order forms, as soon as practicable following consummation of the sale of all shares of Common Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

         To ensure that each purchaser receives a prospectus at least 48 hours prior to the Subscription Expiration Date in accordance with Rule 15c2-8 under the Exchange Act, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus. We will accept for processing only orders submitted on original order forms. Photocopies or facsimile copies of order forms will not be accepted. Payment by cash, check, money order, bank draft or debit authorization to an existing account at the Association must accompany the order form. No wire transfers will be accepted.

         In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, depositors as of the Eligibility Record Date (March 31, 1997), Supplemental Eligibility Record Date (_______ __, 1998) and/or the Voting Record Date (_____ __, 1998) must list all accounts on the order form giving all names on each account and the account number as of the applicable record date.

         In addition to the foregoing, if shares are offered through Selected Dealers, a purchaser may pay for his shares with funds held by or deposited with a Selected Dealer. If an order form is executed and forwarded to the Selected Dealer or if the Selected Dealer is authorized to execute the order form on behalf of a purchaser, the Selected Dealer is required to forward the order form and funds to us for deposit in a segregated account on or before noon of the business day following receipt of the order form or execution of the order form by the Selected Dealer. Alternatively, Selected Dealers may solicit indications of interest from their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall forward executed order forms to their Selected Dealer or authorize the Selected Dealer to execute such forms. The Selected Dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon of the next business day following the debit date will send order forms and funds to us for deposit in a segregated account. If such alternative procedure is employed, purchasers' funds are not required to be in their accounts with Selected Dealers until the debit date.

Restrictions on Transfer of Subscription Rights and Shares

         Prior to the completion of the Conversion, the OTS conversion regulations prohibit any person with subscription rights, including Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and employees, officers and directors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Such rights may be executed only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. The OTS regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Common Stock prior to the completion of the Conversion.

         We may pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders known by us to involve the transfer of such rights.

         Except as to our directors and executive officers, the shares of Common Stock sold in the Conversion will be freely transferable. Shares purchased by our directors, executive officers or their associates in the Conversion shall be subject to the restrictions that said shares shall not be sold during the period of one year following the date of purchase, except in the event of the death of the stockholder. Accordingly, stock certificates issued by the Company to directors, executive officers and their associates shall bear a legend giving appropriate notice of such restriction and, in addition, the Company will give appropriate instructions to the transfer agent for the Common Stock with respect to the applicable restriction upon transfer of any restricted shares. Any shares issued at a later date as a stock dividend, stock split or otherwise, to holders of restricted stock, shall be subject to the same restrictions that may apply to such restricted stock. Company stock (like the stock of most companies) is subject to the requirements of the Securities Act. Accordingly, Company stock may be offered and sold only in compliance with registration requirements or pursuant to an applicable exemption from registration.

         Common Stock received in the Conversion by persons who are not "affiliates" of the Company may be resold without registration. Shares received by affiliates of the Company (primarily the directors, officers and principal stockholders of the Company) will be subject to the resale restrictions of Rule 144 under the Securities Act, which are discussed below.

         Rule 144 generally requires that there be publicly available certain information concerning the Company, and that sales thereunder be made in routine brokerage transactions or through a market maker. If the conditions of Rule 144 are satisfied, each affiliate (or group of persons acting in concert with one or more affiliates) is entitled to sell in the public market, without registration, in any three-month period, a number of shares which does not exceed the greater of (i) 1% of the number of outstanding shares of Common Stock, or (ii) if the stock is admitted to trading on a national securities exchange or reported through the automated quotation system of a registered securities bank, the average weekly reported volume of trading during the four weeks preceding the sale.

Participation by the Board and Executive Officers

         Our directors and executive officers have indicated their intention to purchase in the Conversion an aggregate of $1.5 million of Common Stock, equal to 8.82%, 7.50%, 6.52% or 5.67% of the number of shares to be issued in the offering, at the minimum, midpoint, maximum and adjusted maximum of the
Estimated  Valuation  Range,  respectively.   The  following  table  sets  forth
information regarding subscription rights to Common Stock intended to be exercised by each of our directors, including members of their immediate family and their IRAs, and by all directors and executive officers as a group. The following table assumes that 1,970,000 shares, the midpoint of the Estimated Valuation Range, of Common Stock are issued at the purchase price of $10.00 per share and that 30,000 shares are issued to the Foundation. The table does not include shares to be purchased through the proposed ESOP or awarded under the proposed restricted stock plan or proposed Stock Option Plan.


                                                          Number of
                                              Aggregate   Shares at   Percent of
                                              Purchase    $10.00 per   Shares at
Name                 Title                     Price       Share(1)    Midpoint
----                 -----                    ---------   ---------   ----------
William L. Stephens  Director, President and   $300,000     30,000       1.50%
                      Chief Executive Officer
George J. Swift      Director, Vice President   300,000     30,000       1.50
                      and Secretary
Ralph A. Zuzolo, Sr. Director                   300,000     30,000       1.50
Horace L. McLean     Director                   150,000     15,000        .75
P. James Kramer      Director                   300,000     30,000       1.50
Lawrence Safarek     Treasurer                  150,000     15,000        .75
                                               --------    -------
                                             $1,500,000    150,000       7.50
                                             ==========    =======

Risk of Delay in Completion of the Offering

         The completion of the sale of all unsubscribed shares in the offering will be dependent, in part, upon our operating results and market conditions at the time of the offering. Under the Plan of Conversion, all shares offered in the Conversion must be sold within a period ending 24 months from the date of the Special Meeting. While we anticipate completing the sale of shares offered in the Conversion within this period, if our Board of Directors are of the opinion that economic conditions generally or the market for publicly traded thrift institution stocks make undesirable a sale of the Common Stock, then the offering may be delayed until such conditions improve. If the offering is extended beyond ________ 1998, all subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned with interest. There can be no assurance that the offering will not be extended as set forth above.

         A material delay in the completion of the sale of all unsubscribed shares in the offering or otherwise may result in a significant increase in the costs of completing the Conversion. Significant changes in our operations and financial condition, the aggregate market value of the shares to be issued in the Conversion and general market conditions may occur during such material delay. In the event the Conversion is not consummated within 24 months after the date of the Special Meeting of Members, we would charge accrued Conversion costs to then current period operations.

Approval, Interpretation, Amendment and Termination

         All interpretations of the Plan of Conversion, as well as the completeness and validity of order forms and stock order and account withdrawal authorizations, will be made by us and will be final, subject to the authority of the OTS and the requirements of applicable law. The Plan of Conversion provides that, if deemed necessary or desirable by the Boards of Directors of the Association and the Company, the Plan of Conversion may be substantively amended by the Boards of Directors of the Association and the Company, as a result of comments from regulatory authorities or otherwise, at any time with the concurrence of the OTS. In the event the Plan of Conversion is substantially amended, other than a change in the maximum purchase limits set forth herein, we intend to notify subscribers of the change and to refund subscription funds with interest unless subscribers affirmatively elect to increase, decrease or maintain their subscriptions. The Plan of Conversion will terminate if the sale of all shares is not completed within 24 months after the date of the Special Meeting of Members. The Plan of Conversion may be terminated by a two-thirds vote of the our Board of Directors at any time prior to the Special Meeting of Members, and at any time following such Special Meeting with the concurrence of the OTS. A specific resolution approved by a majority vote of our Board of Directors would be required to terminate the Plan of Conversion prior to the end of such 24-month period.

Restrictions on Repurchase of Stock

         Generally, during the first year following the conversion, the Company may not repurchase its shares and during each of the second and third years following the conversion, the Company may repurchase up to five percent of the outstanding shares provided they are purchased in open-market transactions. Repurchases must not cause us to become undercapitalized and at least 10 days prior notice of the repurchase must be provided to the OTS. The OTS may disapprove a repurchase program upon a determination that (1) the repurchase program would adversely affect our financial condition, (2) the information submitted is insufficient upon which to base a conclusion as to whether the financial condition would be adversely affected, or (3) a valid business purpose was not demonstrated. However, the OTS may grant special permission to repurchase shares after six months following the conversion and to repurchase more than five percent during each of the second and third years. In addition, SEC rules also govern the method, time, price, and number of shares of common stock that may be repurchased by the Company and affiliated purchasers. If, in the future, the rules and regulations regarding the repurchase of stock are liberalized, the Company may utilize the rules and regulations then in effect.

Income Tax Consequences

         Consummation of the Conversion is expressly conditioned upon our prior receipt of either a ruling from the IRS or an opinion of Silver, Freedman & Taff, L.L.P. with respect to federal taxation, and an opinion of Anness, Gerlach & Williams with respect to Ohio taxation, to the effect that consummation of the Conversion will not be taxable to the converted Association or the Company. The full text of the Silver, Freedman & Taff, L.L.P. opinion, the Keller Letter (hereinafter defined) and the Anness, Gerlach & Williams opinion, which opinions are summarized herein, were filed with the SEC as exhibits to the Company's Registration Statement on Form S-1. See "Additional Information."

         An opinion which is summarized below has been received from Silver, Freedman & Taff, L.L.P. with respect to our proposed Conversion to the stock form. The Silver, Freedman Taff, L.L.P. opinion states that (i) the Conversion will qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and no gain or loss will be recognized to the Association in either its mutual form or its stock form by reason of the proposed Conversion, (ii) no gain or loss will be recognized to the Association in its stock form upon the receipt of money and other property, if any, from the Company for the stock of the Association; and no gain or loss will be recognized to the Company upon the receipt of money for Common Stock of the Company; (iii) the assets of the Association in either its mutual or its stock form will have the same basis before and after the Conversion; (iv) the holding period of the assets of the Association in its stock form will include the period during which the assets were held by the Association in its mutual form prior to Conversion;
(v) gain, if any, will be realized by the depositors of the Association upon the constructive issuance to them of withdrawable deposit accounts of the Association in its stock form, nontransferable subscription rights to purchase Common Stock and/or interests in the Liquidation Account (any such gain will be recognized by such depositors, but only in an amount not in excess of the fair market value of the subscription rights and Liquidation Account interests received); (vi) the basis of the account holder's savings accounts in the Association after the Conversion will be the same as the basis of his or her savings accounts in the Association prior to the Conversion; (vii) the basis of each account holder's interest in the Liquidation Account is assumed to be zero;
(viii) based on the Keller Letter, as hereinafter defined, the basis of the subscription rights will be zero; (ix) the basis of the Common Stock to its stockholders will be the purchase price thereof; (x) a stockholder's holding period for Common Stock acquired through the exercise of subscription rights shall begin on the date on which the subscription rights are exercised and the holding period for the Common Stock purchased in the offering will commence on the date following the date on which such stock is purchased; (xi) the Association in its stock form will succeed to and take into account the earnings and profits or deficit in earnings and profits, of the Association, in its mutual form, as of the date of Conversion; (xii) the Association, immediately after Conversion, will succeed to and take into account the bad debt reserve accounts of the Association, in mutual form, and the bad debt reserves will have the same character in the hands of the Association after Conversion as if no Conversion had occurred; and (xiii) the creation of the Liquidation Account will have no effect on the Association's taxable income, deductions or addition to reserve for bad debts either in its mutual or stock form.

         The opinion from Silver, Freedman & Taff, L.L.P. is based on, among other things, certain assumptions, including the assumptions that the exercise price of the subscription rights to purchase Common Stock will be approximately equal to the fair market value of that stock at the time of the completion of the proposed Conversion. With respect to the subscription rights, we have received a letter from Keller & Company (the "Keller Letter") which concludes, based on certain assumptions, that the subscription rights to be received by Eligible Account Holders, Supplemental Eligible Account Holders and other eligible subscribers do not have any economic value at the time of distribution or at the time the subscription rights are exercised, whether or not an offering takes place.

         We have also received an opinion of Silver, Freedman & Taff, L.L.P. to the effect that, based in part on the Keller Letter: (i) no taxable income will be realized by depositors as a result of the exercise of non-transferable subscription rights to purchase shares of Common Stock at fair market value;
(ii) no taxable income will be recognized by borrowers, directors, officers and employees of the Association on the receipt or exercise of subscription rights to purchase shares of Common Stock at fair market value; and (iii) no taxable income will be realized by the Association or Company on the issuance of subscription rights to eligible subscribers to purchase shares of Common Stock at fair market value.

         Notwithstanding the Keller Letter, if the subscription rights are subsequently found to have a fair market value and are deemed a distribution of property, it is Silver, Freedman & Taff, L.L.P.'s opinion that gain or income will be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised) and that we may be taxable on the distribution of the subscription rights.

         With respect to Ohio taxation, we have received an opinion from Anness, Gerlach & Williams to the effect that the Ohio tax consequences to the Association, in its mutual or stock form, the Company, eligible account holders, parties receiving subscription rights, parties purchasing conversion stock, and other parties participating in the Conversion will be the same as the federal income tax consequences described above.

         Unlike a private letter ruling, the opinions of Silver, Freedman & Taff, L.L.P. and Anness, Gerlach & Williams, as well as the Keller Letter, have no binding effect or official status, and no assurance can be given that the conclusions reached in any of those opinions would be sustained by a court if contested by the IRS or the Delaware or Ohio tax authorities.

                    RESTRICTIONS ON ACQUISITIONS OF STOCK AND
                      RELATED TAKEOVER DEFENSIVE PROVISIONS

         Although we are not aware of any effort that might be made to obtain control of the Company after Conversion, we, as discussed below, believe that it is appropriate to include certain provisions as part of the Company's certificate of incorporation to protect the interests of the Company and its stockholders from takeovers which the Board of Directors of the Company might conclude are not in the best interests of Home Federal, the Company or the Company's stockholders.

         The following discussion is a general summary of material provisions of the Company's certificate of incorporation and bylaws and certain other regulatory provisions which may be deemed to have an "anti-takeover" effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the Company's certificate of incorporation and bylaws and the Association's proposed stock charter and bylaws, reference should be made in each case to the document in question, each of which is part of our Conversion Application filed with the OTS and the
Company's   Registration   Statement   filed  with  the  SEC.  See   "Additional
Information."

Provisions of the Company's Certificate of Incorporation and Bylaws

         Directors. Certain provisions of the Company's certificate of incorporation and bylaws will impede changes in majority control of the Board of Directors. The Company's certificate of incorporation provides that the Board of Directors of the Company will be divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors. Thus, assuming a Board of three directors or more, it would take two annual elections to replace a majority of the Company's Board. The Company's certificate of incorporation also provides that the size of the Board of Directors may be increased or decreased only by a majority vote of the whole Board or by a vote of 80% of the shares eligible to be voted at a duly constituted meeting of stockholders called for such purpose. The bylaws also provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Final ly, the bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

         The certificate of incorporation provides that a director may only be removed for cause by the affirmative vote of 80% of the shares eligible to vote.

         Restrictions on Call of Special Meetings. The certificate of incorporation of the Company provides that a special meeting of stockholders may be called only pursuant to a resolution of the Board of Directors and for only such business as directed by the Board. Stockholders are not authorized to call a special meeting.

         Absence  of   Cumulative   Voting.   The   Company's   certificate   of
incorporation does not provide for cumulative voting rights in the election of directors.

         Authorization of Preferred Stock. The certificate of incorporation of the Company authorizes 500,000 shares of serial preferred stock, $.01 par value. The Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. If the Company issued any preferred stock which disparately reduced the voting rights of the Common Stock within the meaning of Rule 19c-4 under the Exchange Act, the Common Stock could be required to be delisted from the Nasdaq System. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interests of the Company and its stockholders.

         Limitation on Voting Rights. The certificate of incorporation of the Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit"), be entitled or permitted to any vote in respect of the shares held in excess of the Limit. This limitation would not inhibit any person from soliciting (or voting) proxies from other beneficial owners for more than 10% of the Common Stock or from voting such proxies. Beneficial ownership is to be determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Exchange Act, and in any event includes shares beneficially owned by any affiliate of such person, shares which such person or his affiliates (as defined in the certificate of incorporation) have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power, but shall not include shares beneficially owned by directors, officers and employees of the Association or the Company. This provision will be enforced by the Board of Directors to limit the voting rights of persons beneficially owning more than 10% of the stock and thus could be utilized in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the stockholders.

         Procedures for Certain Business Combinations. The Company's certificate of incorporation requires that certain business combinations (including transactions initiated by management) between the Company (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (i) be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, of the Company, (ii) be approved by two-thirds of the continuing Board of Directors (i.e., persons serving prior to the 10% stockholder becoming such) or
(iii) involve consideration per share generally equal to that paid by such 10% stockholder when it acquired its block of stock.

         It should be noted that, since the Board and management (6 persons) intend to purchase approximately $1.5 million of the shares offered in the Conversion and may control the voting of additional shares through the ESOP and proposed restricted stock plan and Stock Option Plan, the Board and management may be able to block the approval of combinations requiring an 80% vote even where a majority of the stockholders vote to approve such combinations.

         Amendment to Certificate of Incorporation and Bylaws. Amendments to the Company's certificate of incorporation must be approved by the Company's Board of Directors and also by a majority of the outstanding shares of the Company's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the certificate of incorporation).

         The bylaws may be amended by a majority vote of the Board of Directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

         Purpose and Takeover Defensive Effects of the Company's Certificate of Incorporation and Bylaws. We believe that the provisions described above are prudent and will reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. These provisions will also assist us in the orderly deployment of the conversion proceeds into productive assets during the initial period after the Conversion. We believe these provisions are in the best interest of the Association and of the Company and its stockholders. In our judgment, the Company's Board will be in the best position to determine the true value of the Company and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, we believe that it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with the Board of Directors of the Company and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also our view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and which is in the best interests of all stockholders.

         Attempts to take over financial institutions and their holding companies have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to stockholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the Company and its stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Company's assets.

         An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive the Company's remaining stockholders of the benefits of certain protective provisions of the Exchange

Act, if the number of beneficial owners becomes less than the 300 required for Exchange Act registration.

         Despite our belief as to the benefits to stockholders of these provisions of the Company's certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and of management more difficult. The Company will enforce the voting limitation provisions of the certificate of incorporation in proxy solicitations and accordingly could utilize these provisions to defeat proposals that are favored by a majority of the stockholders. We, however, have concluded that the potential benefits outweigh the possible disadvantages.

         Pursuant to applicable law, at any annual or special meeting of its stockholders after the Conversion, the Company may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted to a Delaware corporation. The Company does not presently intend to propose the adoption of further restrictions on the acquisition of the Company's equity securities.

Other Restrictions on Acquisitions of Stock

         Delaware Anti-Takeover Statute. The Delaware General Corporation Law (the "DGCL") provides that buyers who acquire more than 15% of the outstanding stock of a Delaware corporation, such as the Company, are prohibited from completing a hostile takeover of such corporation for three years. However, the takeover can be completed if (i) the buyer, while acquiring the 15% interest, acquires at least 85% of the corporation's outstanding stock (the 85% requirement excludes shares held by directors who are also officers and certain shares held under employee stock plans), or (ii) the takeover is approved by the target corporation's board of directors and two-thirds of the shares of outstanding stock of the corporation (excluding shares held by the bidder).

         However, these provisions of the DGCL do not apply to Delaware corporations with less than 2,000 stockholders or which do not have voting stock listed on a national exchange or listed for quotation with a registered national securities association. No prediction can be made as to whether the Company will be listed on the Nasdaq Stock Market or have 2,000 stockholders. The Company may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by this provision. At the present time, the Board of Directors does not intend to propose any such amendment.

         Federal Regulation. A federal regulation prohibits any person prior to the completion of a conversion from transferring, or entering into any agreement or understanding to transfer, the legal or beneficial ownership of the subscription rights issued under a plan of conversion or the stock to be issued upon their exercise. This regulation also prohibits any person prior to the completion of a conversion from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or stock. For three years following conversion, this regulation prohibits any person, without the prior approval of the OTS, from acquiring or making an offer to acquire (if the offer is opposed by the savings association) more than 10% of the stock of any converted savings institution if such person is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of such stock. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% may not be counted as shares entitled to vote and may not be voted by any person or counted as voting shares in connection with any matter submitted to a vote of stockholders. Like the charter provisions outlined above, these federal regulations can make a change in control more difficult, even if desired by the holders of the majority of the shares of the stock. We reserve the right to ask the OTS or other federal regulators to enforce these restrictions against persons seeking to obtain control of the Company, whether in a proxy solicitation or otherwise. Our policy is that these legal restrictions must be observed in every case, including instances in which an acquisition of control of the Company is favored by a majority of the stockholders.

         Federal law provides that no company, "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association at any time without the prior approval of the OTS. In addition, federal regulations require that, prior to obtaining control of a savings association, a person, other than a company, must give 60 days' prior notice to the OTS and have received no OTS objection to such acquisition of control. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Under federal law (as well as the regulations referred to below) the term "savings association" includes state and federally chartered SAIF-insured institutions and federally chartered savings banks whose accounts are insured by the FDIC's BIF and holding companies thereof.

         Control, as defined under federal law, in general means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of a savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the OTS regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The OTS regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable.

                          DESCRIPTION OF CAPITAL STOCK

         The 6,500,000 shares of capital stock authorized by the Company's certificate of incorporation are divided into two classes, consisting of 6,000,000 shares of Common Stock (par value $.01 per share) and 500,000 shares of serial preferred stock (par value $.01 per share). The Company currently expects to issue (not including the Stock Contribution) between 1,670,000 and 2,270,000 shares (subject to increase to 2,615,000) of Common Stock in the Conversion and no shares of serial preferred stock. The aggregate par value of the issued shares will constitute the capital account of the Company on a consolidated basis. Upon payment of the purchase price, all shares issued in the Conversion will be duly authorized, fully paid and nonassessable. The balance of the purchase price of Common Stock, less expenses of Conversion, will be reflected as paid-in capital on a consolidated basis. See "Capitalization."

Common Stock

         Each share of the Common Stock will have the same relative rights and will be identical in all respects with each other share of the Common Stock. The Common Stock will represent non-withdrawable capital, will not be of an insurable type and will not be insured by the FDIC.

         Voting Rights. Under Delaware law, the holders of the Common Stock will possess exclusive voting power in the Company. Each stockholder will be entitled to one vote for each share held on all matters voted upon by stockholders, subject to the limitation discussed under "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions - Provisions of the Company's Certificate of Incorporation and Bylaws - Limitation on Voting Rights." If the Company issues preferred stock subsequent to the Conversion, holders of the preferred stock may also possess voting powers.

         Liquidation or Dissolution. In the event of any liquidation, dissolution or winding up of the Association, the Company, as the sole holder of the Association's capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Association (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible and Supplemental Account Holders, all assets of the Association available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. See "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Association." If preferred stock is issued subsequent to the Conversion, the holders thereof may have a priority over the holders of Common Stock in the event of liquidation or dissolution.

         No Preemptive Rights. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock will not be subject to call for redemption, and, upon receipt by the Company of the full purchase price therefor, each share of the Common Stock will be fully paid and nonassessable.

         Preferred Stock. After Conversion, the Board of Directors of the Company will be authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The holders of preferred stock will be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

         Except as discussed above, the Company has no present plans for the issuance of the additional authorized shares of Common Stock or for the issuance of any shares of preferred stock. In the future, the authorized but unissued and unreserved shares of Common Stock will be available for general corporate purposes, including but not limited to possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering, or under a stock based employee plan. The authorized but unissued shares of preferred stock will similarly be available for issuance in future mergers or acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes. Except as described herein or as otherwise required to approve the transaction in which the additional authorized shares of common stock or authorized shares of preferred stock would be issued, no stockholder approval will be required for the issuance of these shares. Accordingly, the Board of Directors of the Company, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

                              LEGAL AND TAX MATTERS

         The legality of the Common Stock and the federal income tax consequences of the Conversion will be passed upon for us by the firm of Silver, Freedman & Taff, L.L.P. (a limited liability partnership including professional corporations), 7th Floor, East Tower, 1100 New York Avenue, NW, Washington, DC 20005. Silver, Freedman & Taff, L.L.P. has consented to the references herein to its opinions. The Ohio income tax consequences of the Conversion will be passed upon by Anness, Gerlach & Williams. Anness, Gerlach & Williams has consented to the references herein to its opinion. Certain legal matters are being passed upon for Webb by its legal counsel, Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio.

                                     EXPERTS

         The consolidated financial statements of Home Federal as of December 31, 1997 and 1996 and for the three-year period ended December 31, 1997 included in this Prospectus have been audited by Anness, Gerlach & Williams, independent auditors, as indicated in their report which is included herein and has been so included in reliance upon such report, given the authority of that firm as experts in accounting and auditing.

         Keller & Company has consented to the inclusion herein of the summary of the Keller Letter setting forth its opinion as to the estimated pro forma market value of the Company and the Association as converted and to the reference to its opinion that subscription rights received by Eligible Account Holders, Supplemental Eligible Account Holders and other eligible subscribers do not have any economic value.

                             ADDITIONAL INFORMATION

         The Company has filed with the SEC a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the Registration Statement. However, the Prospectus does contain a description of the material provisions of the documents contained therein. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, NW, Washington, DC 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a Web site. The address of the SEC's Web site is "http://www.sec.gov." The statements contained herein as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof which describe only the material provisions of such documents; each such statement is qualified by reference to such contract or document.

         We have filed an Application for Conversion with the OTS with respect to the Conversion. Pursuant to the rules and regulations of the OTS, this Prospectus omits certain information contained in those Applications. The Applications may be examined at the principal offices of the OTS, 1700 G Street, NW, Washington, DC 20552 and at the Central Regional Office of the OTS, Suite 1300, 200 West Madison Street, Chicago, Illinois 60606, without charge.

         In connection with the Conversion, the Company will register the Common Stock with the SEC under Section 12(g) of the Exchange Act, and, upon such registration, the Company and the holders of its Common Stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Exchange Act. Under the Plan, the Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion.

         A copy of the Certificate of Incorporation and Bylaws of the Company are available without charge from the Association.

               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NILES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               Page
                                                                                                               ----
Independent Auditors' Report...............................................................................     F-2

Consolidated Balance Sheets at April 30, 1998 (unaudited) and
  December 31, 1997 and 1996...............................................................................     F-3

Consolidated Income Statements for the Four Months Ended April 30, 1998 and 1997
  (unaudited) and the Years Ended
 December 31, 1997, 1996 and 1995..........................................................................     F-4

Consolidated Statements of Changes in Equity for the Four Months Ended April 30,
  1998 (unaudited) and the Years Ended December 31, 1997,
  1996 and 1995............................................................................................     F-5

Consolidated  Statements  of Cash Flows for the Four Months Ended April 30, 1998
  and 1997 (unaudited) and the Years Ended
  December 31, 1997, 1996 and 1995.........................................................................     F-7

Notes to Consolidated Financial Statements.................................................................     F-9


         All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

         The financial statements of the Company have been omitted because the Company has not yet issued any stock, has no assets, no liabilities and has not conducted any business other than that of an organizational nature.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
Home Federal Savings and Loan
  Association of Niles
Niles, Ohio



     We have audited the consolidated statements of financial position of Home Federal Savings and Loan Association of Niles and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Federal Savings and Loan Association of Niles and Subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                        /s/Anness Gerlach & Williams



February 2, 1998, except for
  Note M as to which the date is July 6, 1998

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                                 (In Thousands)

                                                                      December 31
                                                       April 30,   -----------------
                                                          1998       1997      1996
                                                      -----------  -------   -------
                                                      (Unaudited)
      ASSETS
Cash and cash equivalents:
  Noninterest bearing ...............................   $   545    $   819   $   656
  Interest bearing ..................................     4,955      4,057     1,577
                                                        -------    -------   -------
      TOTAL CASH AND CASH EQUIVALENTS ...............     5,500      4,876     2,233

Securities available for sale - at market ...........    17,184     17,447    20,824
Securities to be held to maturity - at cost .........    12,589     12,359    13,900
Loans receivable ....................................    36,151     36,744    33,183
Accrued interest receivable .........................         3          1        30
Federal Home Loan Bank stock, at cost ...............       301        294       274
Real estate investment-limited partnership, at equity       412        426       464
Prepaid expenses and other assets ...................       112         36        25
Prepaid federal income taxes ........................        --         20        24
Premises and equipment, at cost less
  accumulated depreciation ..........................       287        294       256
                                                        -------    -------   -------
      TOTAL ASSETS ..................................   $72,539    $72,497   $71,213
                                                        =======    =======   =======
      LIABILITIES
Deposits ............................................   $57,765    $57,854   $57,673
Accrued interest payable ............................       185        127       114
Accounts payable and other liabilities ..............       823        798       656
Note payable ........................................       400        400       500
Federal income tax payable ..........................        30         --        --
Deferred federal income tax liability ...............        54        155       107
                                                        -------    -------   -------
      TOTAL LIABILITIES                                  59,257     59,334    59,050

      EQUITY
Retained earnings substantially restricted ..........    12,186     11,899    11,513
Net unrealized gain on securities available
  for sale, net of related tax effects of $564
  in 1998, $651 in 1997 and $335 in 1996 ............     1,096      1,264       650
                                                        -------    -------   -------
                                                         13,282     13,163    12,163
                                                        -------    -------   -------
      TOTAL LIABILITIES AND EQUITY ..................   $72,539    $72,497   $71,213
                                                        =======    =======   =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
  OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                                 (In Thousands)

                                          Four Months Ended
                                               April 30       Year Ended December 31
                                          -----------------  ------------------------
                                            1998     1997     1997     1996     1995
                                           ------   ------   ------   ------   ------
                                             (Unaudited)
Interest income:
  Loans receivable:
    First mortgage loans ...............   $  983   $  900   $2,851   $2,415   $2,205
    Consumer and other loans ...........       33       36      108       95       77
  Mortgage-backed and related securities      250      237      665      845      760
  Investments ..........................      328      441    1,170    1,284    1,382
  Interest-bearing deposits ............       77       38      208      141      225
                                           ------   ------   ------   ------   ------
      TOTAL INTEREST INCOME ............    1,671    1,652    5,002    4,780    4,649
Interest expense:
  Deposits .............................      812      778    2,433    2,397    2,290
  Borrowings ...........................       12       15       43        5       --
                                           ------   ------   ------   ------   ------
      TOTAL INTEREST EXPENSE ...........      824      793    2,476    2,402    2,290
                                           ------   ------   ------   ------   ------
      NET INTEREST INCOME ..............      847      859    2,526    2,378    2,359
Provision for loan losses ..............       20       --      700       40       60
                                           ------   ------   ------   ------   ------
      NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES ........      827      859    1,826    2,338    2,299
Noninterest income:
  Gain on sale of investments ..........      461       --       --       --       --
  Service fees and other ...............        8        8       27       23       26
                                           ------   ------   ------   ------   ------
      TOTAL NONINTEREST INCOME .........      469        8       27       23       26
Noninterest expense:
  Equity in loss of limited partnership        14       13       38       36       --
  General and administrative:
    Compensation and benefits ..........      745      297      869      822      747
    Occupancy and equipment ............       38       35       81       81       62
    Federal deposit insurance premiums .       12        5       30      510      134
    Other operating expense ............       81      107      362      302      270
                                           ------   ------   ------   ------   ------
      TOTAL NONINTEREST EXPENSE ........      890      457    1,380    1,751    1,213
                                           ------   ------   ------   ------   ------
      INCOME BEFORE INCOME TAXES .......      406      410      473      610    1,112
Federal income taxes ...................      119      112       87      184      378
                                           ------   ------   ------   ------   ------
      NET INCOME .......................   $  287   $  298   $  386   $  426   $  734
                                           ======   ======   ======   ======   ======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
  OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF EQUITY

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                  Years ended December 31, 1997, 1996 and 1995

                                 (In Thousands)


                                                     Accumulated Other
                                           Retained    Comprehensive     Total
                                           Earnings    Income (Loss)     Equity
                                           --------  -----------------  -------
Balance at January 1, 1995 .............    $10,353      ($  328)       $10,025

Comprehensive income:
  Net income for the year ..............        734           --            734

Other comprehensive income:
  Unrealized gains on securities
    available for sale, net of
    related tax effects of $463 ........         --          899            899
                                            -------      -------        -------
      COMPREHENSIVE INCOME .............        734          899          1,633
                                            -------      -------        -------
      BALANCE AT
      DECEMBER 31, 1995 ................     11,087          571         11,658

Comprehensive income:
  Net income for the year ..............        426           --            426

Other comprehensive income:
  Unrealized gains on securities
    available for sale, net of
    related tax effects of $41 .........         --           79             79
                                            -------      -------        -------
      COMPREHENSIVE INCOME .............        426           79            505
                                            -------      -------        -------
      BALANCE AT
      DECEMBER 31, 1996 ................     11,513          650         12,163

Comprehensive income:
  Net income for the year ..............        386           --            386

Other comprehensive income:
  Unrealized gains on securities
    available for sale, net of
    related tax effects of $316 ........         --          614            614
                                            -------      -------        -------
      COMPREHENSIVE INCOME .............        386          614          1,000
                                            -------      -------        -------
      BALANCE AT
      DECEMBER 31, 1997 ................     11,899        1,264         13,163

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                  Years ended December 31, 1997, 1996 and 1995

                                 (In Thousands)

                                                     Accumulated Other
                                           Retained    Comprehensive     Total
                                           Earnings    Income (Loss)     Equity
                                           --------  -----------------  -------
Comprehensive income:
  Net income for the four months ended
    April 30, 1998 (unaudited) .........        287           --            287

Other comprehensive income:
  Unrealized gains on securities
    available for sale, net of
    related tax effects of $70
    (unaudited) ........................         --          136            136

  Less reclassification adjustment,
    net of related tax effects of
    $157 (unaudited) ...................         --         (304)          (304)
                                            -------      -------        -------
      COMPREHENSIVE INCOME .............        287         (168)           119
                                            -------      -------        -------
      BALANCE AT APRIL 30,
      1998 (UNAUDITED) .................    $12,186      $ 1,096        $13,282
                                            =======      =======        =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
  OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                                 (In Thousands)

                                                            Four Months Ended
                                                                April 30             Year Ended December 31
                                                           ------------------    -----------------------------
                                                             1998       1997       1997       1996       1995
                                                           -------    -------    -------    -------    -------
                                                               (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income ...........................................   $   287    $   298    $   386    $   426    $   734
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Deferred income taxes credit .....................       (14)        (2)      (268)       (52)       (34)
      Depreciation .....................................        17         12         50         46         23
      Amortization of discounts on investments and
        mortgage-backed and related securities .........        (7)       (15)       (32)       (86)      (155)
      Gain on sale of securities available for sale ....      (461)        --         (4)        --         --
      Equity in loss of limited partnership ............        14         13         38         36         --
      Provision for loan losses ........................        20         --        700         40         60
      Income reinvested from liquid asset mutual funds .        --       (408)      (510)    (1,160)    (1,147)
      Federal Home Loan Bank stock dividends ...........        (7)        (4)       (20)       (18)       (17)
      Net (increase) decrease in accrued interest
        receivable and prepaid expenses and other assets       (80)       (33)        22         47         (6)
      Net increase in accrued interest, accounts payable
        and other liabilities ..........................       133        182        154         99         88
                                                           -------    -------    -------    -------    -------
        NET CASH PROVIDED BY
        (USED IN) OPERATING ACTIVITIES .................       (98)        43        516       (622)      (454)

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of securities available for sale ..       471         --      4,821         --         --
  Proceeds from securities held to maturity ............        --         --      1,000      4,000      4,000
  Purchase of securities to be held to maturity ........        --         --         --     (1,000)    (3,893)
  Proceeds from principal payments on mortgage-backed
    and related securities .............................     3,338      2,686      8,445      8,491      8,526
  Purchase of mortgage-backed and related securities ...    (3,561)        --     (7,872)    (7,432)    (4,976)
  Net (increase) decrease in interest-bearing deposits
    with banks .........................................      (898)      (823)    (2,480)       270      1,675
  Net increase in loans ................................       573     (1,964)    (4,260)    (3,710)    (3,288)
  Additions to premises and equipment ..................       (10)       (10)       (88)       (76)       (71)
                                                           -------    -------    -------    -------    -------
        NET CASH PROVIDED BY
        (USED IN) INVESTING ACTIVITIES .................       (87)      (111)      (434)       543      1,973

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                                 (In Thousands)

                                                            Four Months Ended
                                                                April 30             Year Ended December 31
                                                           ------------------    -----------------------------
                                                             1998       1997       1997       1996       1995
                                                           -------    -------    -------    -------    -------
                                                               (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net decrease in savings accounts ......................    (449)     (684)        (653)      (932)    (4,058)
  Net increase in certificates of deposit ...............     360       690          834        831      2,640
  Scheduled payment on note payable .....................      --        --         (100)        --         --
                                                            -----     -----      -------    -------    -------
        NET CASH PROVIDED BY
        (USED IN) FINANCING ACTIVITIES ..................     (89)        6           81       (101)    (1,418)
                                                            -----     -----      -------    -------    -------
        NET INCREASE (DECREASE) IN CASH .................    (274)      (62)         163       (180)       101
CASH AT BEGINNING OF YEAR ...............................     819       656          656        836        735
                                                            -----     -----      -------    -------    -------
        CASH AT END OF YEAR .............................   $ 545     $ 594      $   819    $   656    $   836
                                                            =====     =====      =======    =======    =======
Cash paid during the year for:

  Interest on deposits ..................................   $ 764     $ 729      $ 2,419    $ 2,403    $ 2,264

  Income taxes ..........................................   $  88     $  33      $   351    $   231    $   426

        NONCASH INVESTING AND FINANCING ACTIVITY

     During 1996, the Association acquired an interest in a real estate limited partnership through the issuance of a note payable of $500,000.


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
  OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Home Federal Savings and Loan Association of Niles (the "Association") is a federally chartered association conducting a general banking business in Niles, Ohio (Trumbull County) which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer, and residential purposes. The Association's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits). Net interest income is affected by the relative amount of interest-earnings assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

     The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

     The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

     Investment Securities and Mortgage-Backed and Related Securities:

     The Association accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Association has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or equity, respectively. At April 30, 1998 and December 31, 1997 and 1996, the Association's equity accounts reflected net unrealized gains of $1,096,000, $1,264,000 and $650,000, respectively, on securities designated as available for sale. Realized gains or losses on sales of securities are recognized using the specific identification method.

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Loans Receivable:

          Loans held in portfolio are stated at the principal amount outstanding, adjusted for the allowance for loan losses and unearned income. Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

          Loans held for sale are identified at origination and are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At April 30, 1998, December 31, 1997 and 1996, there were no loans identified as held for sale.

     Loan Origination Fees and Costs:

          The Association accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan.

     Allowance for Loan Losses:

          It is the Association's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Association records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Allowance for Loan Losses (Continued):

          The  Association  accounts for impaired loans in accordance  with SFAS
     No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral.

          A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one-to-four family residential loans, consumer installment loans, and credit card loans to be homogeneous and, therefore, excluded from separate identification for evaluation of impairment. With respect to the Association's investment in commercial real estate loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

          Loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

          At April 30, 1998 and December 31, 1997, the Association identified two loans with a net carrying value of $875,000, which were considered impaired due to delinquent payments. Accrual of interest on these loans has been discontinued.

          At December 31, 1996, the Association had no loans that would be defined as impaired under SFAS No. 114.

     Premises and Equipment:

          Premises and equipment are recorded at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line and accelerated methods over the estimated useful lives of the assets, estimated to be forty to fifty years for buildings and three to ten years for furniture and equipment.

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Federal Income Taxes:

          The Association accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Association's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

          Deferral of income taxes results primarily from deferred compensation accruals, Federal Home Loan Bank stock dividends and book/tax differences in the allowance for loan losses.

     Cash and Cash Equivalents:

          For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from banks and interest-bearing balances with banks with original terms of maturity of less than ninety days.

     Basis of Presentation:

          The financial statements as of April 30, 1998 and for the four month periods ended April 30, 1998 and 1997 are unaudited. However, in the opinion of management, all adjustments, (consisting only of normal recurring accruals) necessary for a fair presentation of financial position and results of operations have been made.

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE B - COMPREHENSIVE INCOME

     The Association adopted SFAS No. 130 "Reporting Comprehensive Income" for reporting periods beginning in 1998. The Statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify terms of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Financial statements for earlier periods have been reclassified as required for comparative purposes.


NOTE C - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

     The amortized cost and estimated fair values of investment securities are summarized as follows:

                                                                                 December 31
                                          April 30, 1998       -----------------------------------------------
                                            (Unaudited)                 1997                     1996
                                      ----------------------   ----------------------   ----------------------
                                      Amortized    Estimated   Amortized    Estimated   Amortized    Estimated
                                         Cost     Fair Value      Cost     Fair Value      Cost     Fair Value
                                      ---------   ----------   ---------   ----------   ---------   ----------
                                                                   (In Thousands)
Held to Maturity:

  Federal Home Loan Bank Bond ......   $    --     $    --      $    --     $    --      $ 1,000     $ 1,005
                                       -------     -------      -------     -------      -------     -------
      TOTAL INVESTMENT
      SECURITIES HELD TO MATURITY ..        --          --           --          --        1,000       1,005

Available for Sale:

  FHLMC common stock ...............        39       1,853           48       2,085           48       1,372
  Asset management funds:
    Income Trust ...................     5,668       5,592        5,668       5,602        5,517       5,343
    ARMS ...........................     4,006       3,912        4,006       3,928        3,908       3,826
    Short-Term Government Trust ....        --          --           --          --        4,712       4,715
    GNMA Trust .....................     5,795       5,812        5,795       5,817        5,639       5,553
    Other ..........................        15          15           15          15           15          15
                                       -------     -------      -------     -------      -------     -------
      TOTAL AVAILABLE FOR SALE .....    15,523      17,184       15,532      17,447       19,839      20,824
                                       -------     -------      -------     -------      -------     -------
      TOTAL INVESTMENT SECURITIES ..   $15,523     $17,184      $15,532     $17,447      $20,839     $21,829
                                       =======     =======      =======     =======      =======     =======

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE C - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (CONTINUED)

     The amortized cost, gross unrelated gains, gross unrealized losses and estimated fair values for mortgage-backed securities are summarized as follows:

                                            April 30, 1998 (Unaudited)
                                   ---------------------------------------------
                                                 Gross      Gross
                                   Amortized  Unrealized  Unrealized   Estimated
                                      Cost       Gains      Losses    Fair Value
                                   ---------  ----------  ----------  ----------
Held to Maturity:                                  (In Thousands)

  Government National Mortgage
    Association participation
    certificates .................. $    41      $ --        $ --       $    41
  Federal National Mortgage
    Association collateralized
    mortgage obligations ..........   6,203        10          16         6,197
  Federal Home Loan Mortgage
    Corporation participation
    certificates ..................      81        --           1            80
  Collateralized mortgage
    obligations ...................   6,264        12          18         6,258
                                    -------      ----        ----       -------
      TOTALS ...................... $12,589      $ 22        $ 35       $12,576
                                    =======      ====        ====       =======


                                                                            December 31
                                   ---------------------------------------------------------------------------------------------
                                                       1997                                            1996
                                   ---------------------------------------------   ---------------------------------------------
                                                 Gross      Gross                                Gross      Gross
                                   Amortized  Unrealized  Unrealized   Estimated   Amortized  Unrealized  Unrealized   Estimated
                                      Cost       Gains      Losses    Fair Value      Cost       Gains      Losses    Fair Value
                                   ---------  ----------  ----------  ----------   ---------  ----------  ----------  ----------
Held to Maturity:                                  (In Thousands)                                  (In Thousands)
  Government National Mortgage
    Association participation
    certificates .................. $    48      $ --        $ --       $    48     $    71      $  7        $ --       $    78
  Federal National Mortgage
    Association collateralized
    mortgage obligations ..........   8,482         6          12         8,476       6,054         3          37         6,020
  Federal Home Loan Mortgage
    Corporation participation
    certificates ..................      92        --           2            90         545        --           1           544
  Collateralized mortgage
    obligations ...................   3,737         9          25         3,721       6,230         5          79         6,156
                                    -------      ----        ----       -------     -------      ----        ----       -------
      TOTALS ...................... $12,359      $ 15        $ 39       $12,335     $12,900      $ 15        $117       $12,798
                                    =======      ====        ====       =======     =======      ====        ====       =======

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE D - LOANS RECEIVABLE

     The composition of the loan portfolio is as follows:

                                                               December 31
                                          April 30, 1998  ---------------------
                                            (Unaudited)     1997         1996
                                          --------------  --------     --------
                                                      (In Thousands)
Real estate mortgage (primarily
  one-to-four family residential) .......    $ 28,111     $ 29,777     $ 25,609
Construction and development ............       5,310        4,231        3,681
Commercial real estate ..................       4,680        4,603        4,746
Consumer and other ......................       1,141        1,181        1,187
Loans on deposits .......................          63           84          197
Loans in process ........................      (2,301)      (2,278)      (1,936)
                                             --------     --------     --------
                                               37,004       37,598       33,484
Less allowance for loan losses ..........         853          854          301
                                             --------     --------     --------
      TOTALS ............................    $ 36,151     $ 36,744     $ 33,183
                                             ========     ========     ========

     In the ordinary course of business, the Association has granted loans to some of the officers, directors and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1.1 million, $1.1 million and $1.3 million at April 30, 1998, December 31, 1997 and 1996, respectively. During the year ended December 31, 1997, no loans were made to officers, directors and their related interests while principal repayments of approximately $200,000 were received from related parties.

     The Association's lending efforts have historically focused on one-to-four family residential real estate loans and construction loans which comprise approximately $29.9 million, or 81%, of the total loan portfolio at December 31, 1997, and $26.0 million, or 78%, of the total loan portfolio at December 31, 1996. Historically, such loans have been conservatively underwritten with cash down payments sufficient to provide the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Association's primary lending areas are presently stable.

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE D - LOANS RECEIVABLE (CONTINUED)

     The activity in the allowance for loan losses is summarized as follows:

                                       Four Months Ended
                                            April 30
                                          (Unaudited)     Year Ended December 31
                                       -----------------  ----------------------
                                          1998    1997     1997     1996    1995
                                          ----    ----     ----     ----    ----
                                                     (In Thousands)

Balance at beginning of period .......   $ 854    $301    $ 301     $261    $201
Provision charged to operations ......      20      --      700       40      60
Less loans charged off,
  net of recoveries ..................     (21)     --     (147)      --      --
                                         -----    ----    -----     ----    ----
    BALANCE AT END OF PERIOD .........   $ 853    $301    $ 854     $301    $261
                                         =====    ====    =====     ====    ====


NOTE E - REAL ESTATE INVESTMENT - LIMITED PARTNERSHIP

     In 1996, the Association acquired a fractional interest in a limited partnership formed to construct multi-family housing units. The Association accounts for the investment in the limited partnership using the equity method. Under the terms of the limited partnership agreement, the Association has a total contribution of capital of $500,000 and is allocated tax losses and affordable housing federal income tax credits.

     In connection with the Association funding its contributed capital to the partnership, it has issued a $500,000 term note payable to a bank in annual installments of $100,000 beginning November 15, 1997 and maturing November 15, 2001. The interest is payable semiannually beginning May 15, 1997 and ending November 15, 2001 at a fixed rate of 8.875%. The note payable is collateralized by ten membership shares of the limited partnership.

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE F - PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows:

                                                  April 30,        December 31
                                                    1998         ---------------
                                                 (Unaudited)     1997       1996
                                                 -----------     ----       ----
                                                           (In Thousands)

Land ..........................................     $ 32         $ 32       $ 32
Buildings .....................................      359          359        359
Furniture, equipment and vehicles .............      380          370        307
                                                    ----         ----       ----
                                                     771          761        698
Less accumulated depreciation .................      484          467        442
                                                    ----         ----       ----
      TOTALS ..................................     $287         $294       $256
                                                    ====         ====       ====


NOTE G - DEPOSITS

     A comparative summary of deposits is as follows:

                                                                                        December 31
                                                         April 30, 1998    ------------------------------------
                                     Weighted Average     (Unaudited)             1997               1996
                                         Rate at       -----------------   -----------------  -----------------
                                    December 31, 1997   Amount   Percent    Amount   Percent   Amount   Percent
                                    -----------------  -------   -------   -------   -------  -------   -------
                                                                   (In Thousands)
Savings:
  Statement savings accounts ......       3.00%        $   230      --%    $   303       1%   $   295       1%
  Passbook savings accounts .......       3.00          21,613      38      21,980      38     22,163      38
  Christmas clubs .................         --              18      --           6      --          5      --
  Negotiable order of
    withdrawal accounts ...........       3.00           2,969       5       2,830       5      2,722       5
  Money market demand
    accounts ......................       3.05           3,985       7       4,145       7      4,732       8
                                                       -------     ---     -------     ---    -------     ---
      TOTAL SAVINGS ...............                     28,815      50      29,264      51     29,917      52

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE G - DEPOSITS (CONTINUED)

                                                                                        December 31
                                                         April 30, 1998    ------------------------------------
                                     Weighted Average     (Unaudited)             1997               1996
                                         Rate at       -----------------   -----------------  -----------------
                                    December 31, 1997   Amount   Percent    Amount   Percent   Amount   Percent
                                    -----------------  -------   -------   -------   -------  -------   -------
                                                                   (In Thousands)
Certificates of deposit:
  Less than 1 year,
    3.05% to 5.00% ................       4.90           8,632      15       8,784      15      9,392      16

  One to two years,
    5.15% to 5.91% ................       5.55          12,477      22      12,877      22     12,160      21

  Over two years,
    5.40% to 6.75% ................       5.83           2,676       5       2,767       5      2,790       5

  Jumbo - over $100,000 ...........       5.92           2,040       3       1,049       2        428       1

  IRA accounts, six months
    to three years, 4.75%
    to 6.15% ......................       5.62           3,125       5       3,113       5      2,986       5
                                                       -------     ---     -------     ---    -------     ---
      TOTAL CERTIFICATES OF DEPOSIT                     28,950      50      28,590      49     27,756      48
                                                       -------     ---     -------     ---    -------     ---
      TOTALS ......................                    $57,765     100%    $57,854     100%   $57,673     100%
                                                       =======     ===     =======     ===    =======     ===

     Scheduled maturities of certificates of deposit are as follows:

                                                               December 31
                                      April 30, 1998     -----------------------
                                       (Unaudited)         1997            1996
                                      --------------     -------         -------
Within one year ................         $22,729         $    --         $22,896
One to two years ...............           4,831          24,276           4,077
Two to three years .............           1,280           2,941             783
Over three years ...............             110           1,373              --
                                         -------         -------         -------
      TOTALS ...................         $28,950         $28,590         $27,756
                                         =======         =======         =======

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE G - DEPOSITS (CONTINUED)

     Interest expense on deposits is summarized as follows:

                                    Four Months Ended
                                         April 30
                                       (Unaudited)             December 31
                                    -----------------   ------------------------
                                      1998     1997      1997     1996     1995
                                      ----     ----     ------   ------   ------
                                                    (In Thousands)

Passbook savings accounts ..........  $216     $223     $  663   $  679   $  709
Statement savings ..................     3        3         10       11       14
Negotiable order of
  withdrawal accounts ..............    30       28         88       86       80
Money market demand accounts .......    40       41        133      146      160
Certificates of deposit ............   523      483      1,539    1,475    1,327
                                      ----     ----     ------   ------   ------
      TOTALS .......................  $812     $778     $2,433   $2,397   $2,290
                                      ====     ====     ======   ======   ======


NOTE H - FEDERAL INCOME TAXES

     Income tax expense is summarized as follows:

                                    Four Months Ended
                                         April 30
                                       (Unaudited)             December 31
                                    -----------------   ------------------------
                                      1998     1997      1997     1996     1995
                                      ----     ----     ------   ------   ------
                                                    (In Thousands)
Federal:
  Current .........................  $ 133    $ 114     $ 355    $ 236    $ 412
  Deferred ........................    (14)      (2)     (268)     (52)     (34)
                                     -----    -----     -----    -----    -----
      TOTALS ......................  $ 119    $ 112     $  87    $ 184    $ 378
                                     =====    =====     =====    =====    =====

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE H - FEDERAL INCOME TAXES (CONTINUED)

     The provision for federal income taxes on earnings differ from that computed at the statutory rate of 34% for the years ended December 31 is as follows:

                                     Four Months Ended
                                         April 30
                                        (Unaudited)            December 31
                                     -----------------  ------------------------
                                       1998     1997     1997     1996     1995
                                       ----     ----    ------   ------   ------
                                                    (In Thousands)
Federal taxes computed at
  statutory rate ...................  $ 138    $ 139    $ 161    $ 208    $ 383
Decrease resulting from:
  Limited partnership tax
    credits ........................    (18)     (26)     (70)     (20)      --
  Dividends received
    deduction ......................     (1)      (1)      (4)      (4)      (5)
                                      -----    -----    -----    -----    -----
      FEDERAL INCOME TAX PROVISION .  $ 119    $ 112    $  87    $ 184    $ 378
                                      =====    =====    =====    =====    =====
Effective federal income tax rate ..   29.2%    27.3%    23.1%    30.2%    34.0%
                                      =====    =====    =====    =====    =====


     The composition of the Association's net deferred tax liability is as follows:

                                                    April 30      December 31
                                                      1998     -----------------
                                                  (Unaudited)   1997       1996
                                                  -----------  ------     ------
                                                          (In Thousands)
Taxes (payable) refundable on temporary
  differences at the expected statutory
  rate:
    Deferred tax liabilities:
      Federal Home Loan Bank stock
        dividends .............................     $ (66)     $ (64)     $ (58)
      Unrealized gains on securities
        available for sale ....................      (564)      (651)      (335)
                                                    -----      -----      -----
        TOTAL DEFERRED TAX LIABILITIES ........      (630)      (715)      (393)

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE H - FEDERAL INCOME TAXES (CONTINUED)

                                                    April 30      December 31
                                                      1998     -----------------
                                                  (Unaudited)   1997       1996
                                                  -----------  ------     ------
                                                          (In Thousands)
Deferred tax assets:
  Deferred compensation .......................       236        220        171
  Allowance for loan losses ...................       340        340        102
  Losses on limited partnership ...............        --         --          6
  Other .......................................        --         --          7
                                                    -----      -----      -----
        TOTAL DEFERRED TAX ASSETS .............       576        560        286
                                                    -----      -----      -----
        NET DEFERRED FEDERAL
        INCOME TAX LIABILITY ..................     $ (54)     $(155)     $(107)
                                                    =====      =====      =====

     Prior to 1996, the Association was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. The Association was subject to such limitations during the year ended December 31, 1995, and, therefore, was precluded from utilizing the percentage of earnings bad debt deduction. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 1997, includes approximately $2.54 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $863,000 at December 31, 1997. See Note L for additional information regarding the Association's future bad debt deductions.


NOTE I - PENSION AND DEFERRED COMPENSATION PLANS

     The Association has a noncontributory defined benefit pension plan covering all eligible employees. Benefits are based on years of service and the highest consecutive five-year average earnings preceding normal retirement date. Plan assets consist of fully-insured retirement income life insurance policies and at plan years ended August 31, 1997 and 1996, the cash value of the policies were $273,906 and $750,818, respectively, which approximates the actuarially computed value of vested and nonvested benefits. The Association's policy is to fund pension costs accrued. Pension costs totaled approximately $11,000 for the four months ended April 30, 1998 and 1997 and $33,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE I - PENSION AND DEFERRED COMPENSATION PLANS (CONTINUED)

     Effective September 1, 1987, the directors of the Association approved a non-qualified deferred compensation plan for certain officers. The agreements are subject to renewal annually. During the term of the agreements and as long as employment of the executives by the Association continues, the Association will provide for monthly accruals of specified amounts for each executive. Accrued deferred compensation amounts are payable in a lump sum upon the executive's death, disability, voluntary resignation, or termination by the Association without cause. Deferred compensation expense amounted to $48,000 for the four months ended April 30, 1998 and 1997, and $144,000, $96,000 and $56,000
for the years ended December 31, 1997, 1996 and 1995, respectively.


NOTE J - COMMITMENTS AND CONTINGENCIES

     The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of the commitments reflect the extent of the Association's involvement in such financial instruments.

     The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

     At April 30, 1998 (unaudited) and December 31, 1997, the Association had outstanding commitments of approximately $843,000 and $218,000 to originate fixed rate consumer and residential real estate loans. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1997, such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity.

     From time to time, and in the ordinary course of business, the Association becomes a party of matters of litigation. In the opinion of the Association's counsel, there are no claims, asserted or unasserted, the resolution of which would have a material affect on the Association's consolidated financial statements.

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE K - REGULATORY CAPITAL

     The Association is subject to the regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     The OTS has  adopted  risk-based  capital  ratio  guidelines  to which  the
Association is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

     These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Savings associations are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The OTS may, however, set higher capital requirements when particular circumstances warrant. Savings associations experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible OTS capital positions, well above the minimum levels.

     In addition, the OTS established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for savings associations that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

     As of December 31, 1997 and 1996, management believes that the Association met all capital adequacy requirements to which the Association was subject.

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE K - REGULATORY CAPITAL (CONTINUED)

                                                    As of April 30, 1998
                                  -------------------------------------------------------
                                                                          To be "Well-
                                                                       Capitalized" Under
                                                       For Capital      Prompt Corrective
                                      Actual        Adequacy Purposes   Action Provisions
                                  ---------------   -----------------   -----------------
                                   Amount   Ratio   Amount      Ratio   Amount      Ratio
                                  -------   -----   ------      -----   ------      -----
                                                  (Dollars in Thousands)
Total capital
  (to risk-weighted assets) ....  $12,675   32.4%  >$3,129     >8.0%   >$3,911     >10.0%
                                                   -           -       -           -
Tier I capital
  (to risk-weighted assets) ....   12,186   31.2    >1,565     >4.0     >2,347      >6.0
                                                    -          -        -           -
Tier I leverage ................   12,186   16.9    >2,884     >4.0     >3,605      >5.0
                                                    -          -        -           -

                                                  As of December 31, 1997
                                  -------------------------------------------------------
                                                                          To be "Well-
                                                                       Capitalized" Under
                                                       For Capital      Prompt Corrective
                                      Actual        Adequacy Purposes   Action Provisions
                                  ---------------   -----------------   -----------------
                                   Amount   Ratio   Amount      Ratio   Amount      Ratio
                                  -------   -----   ------      -----   ------      -----
                                                  (Dollars in Thousands)
Total capital
  (to risk-weighted assets) ....  $12,392   31.4%   >$3,158     >8.0%  >$3,948     >10.0%
                                                    -           -      -           -
Tier I capital
  (to risk-weighted assets) ....   11,899   30.1    >1,579      >4.0    >2,369      >6.0
                                                    -           -       -           -
Tier I leverage ................   11,899   16.6    >2,925      >4.0    >3,656      >5.0
                                                    -           -       -           -

                                                  As of December 31, 1996
                                  -------------------------------------------------------
                                                                          To be "Well-
                                                                       Capitalized" Under
                                                       For Capital      Prompt Corrective
                                      Actual        Adequacy Purposes   Action Provisions
                                  ---------------   -----------------   -----------------
                                   Amount   Ratio   Amount      Ratio   Amount      Ratio
                                  -------   -----   ------      -----   ------      -----
                                                  (Dollars in Thousands)
Total capital
  (to risk-weighted assets) ....  $11,714   33.0%  >$2,837      >8.0%  >$3,547     >10.0%
                                                   -            -      -           -
Tier I capital
  (to risk-weighted assets) ....   11,510   32.5    >1,419      >4.0    >2,128      >6.0
                                                    -           -       -           -
Tier I leverage ................   11,510   16.3    >2,832      >4.0    >3,539      >5.0
                                                    -           -       -           -

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


NOTE L - LEGISLATIVE DEVELOPMENTS

     The deposit accounts of the Association and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund are used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May, 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

     During 1996, legislation was enacted to recapitalize the SAIF that provided for a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995. The Association had $58.0 million in deposits at March 31, 1995, resulting in an assessment of $378,000 or $249,000 after tax, which was recorded during 1996.

     A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 2000, assuming the elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. This legislation would require the Association to be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such restrictions would not materially affect the Association's operations.

     Under separate legislation related to the recapitalization plan, the Association would have been required to recapture as taxable income any additions to its bad debt reserve which were added after 1987 and will be unable to utilize the percentage of earnings method to compute its reserve in the future. However, the Association has not made any additions to its bad debt reserve post-1987.


NOTE M - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

     On July 6, 1998, the Association's Board of Directors adopted an overall plan of conversion and reorganization (the Plan) whereby the Association will convert to the stock form of ownership, followed by the issuance of all the Association's outstanding stock to a newly formed holding company, First Niles Financial, Inc. Pursuant to the Plan, as amended, First Niles Financial, Inc. will offer for sale between 1,670,000 and 2,270,000 common shares at $10.00 per share to the Association's depositors, members of the community, and a newly formed Employee Stock Ownership Plan (ESOP). The costs of issuing the common stock will be deferred and deducted from the sale proceeds of the offering. If the conversion is unsuccessful, all deferred costs will be charged to operations. At April 30, 1998, the Association had not incurred any conversion costs. The transaction is subject to approval by regulatory authorities and members of the Association. At the completion of the conversion to stock form, the Association will establish a liquidation account in the amount of retained earnings contained in the final offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain deposit accounts in the Association after conversion.

                    HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
                             OF NILES AND SUBSIDIARY

                      Four months ended April 30, 1998 and
                      1997 (unaudited) and the years ended
                        December 31, 1997, 1996 and 1995


     In the event of a complete liquidation (and only in such event), each eligible member will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of such retained earnings.

     The Association may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for SAIF insured institutions.

No person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or the Association. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicita tion in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company or the Association since any of the dates as of which information is furnished herein or since the date hereof.

                                 --------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary......................................................      1
Selected Consolidated Financial Information.............................      6
Risk Factors............................................................      8
Home Federal Savings and Loan Association of Niles......................     13
First Niles Financial, Inc..............................................     14
Use of Proceeds.........................................................     15
Dividends...............................................................     16
Market for the Common Stock.............................................     17
Pro Forma Data..........................................................     18
Comparison of Valuation and Pro Forma Information
    With No Stock Contribution..........................................     22
Pro Forma Regulatory Capital Analysis...................................     25
Capitalization..........................................................     26
Management's Discussion and Analysis of Financial
   Condition and Results of Operations..................................     27
Business of Home Federal................................................     40
Regulation..............................................................     60
Management of the Holding Company.......................................     71
Management of the Association...........................................     72
The Conversion..........................................................     78
Restrictions on Acquisitions of Stock and Related
   Takeover Defensive Provisions........................................    102
Description of Capital Stock............................................    107
Legal and Tax Matters...................................................    108
Experts.................................................................    108
Additional Information .................................................    109
Index to Consolidated Financial Statements..............................    F-1

     Until the later of ________, 1998 or __ days after commencement of the offering of Common Stock, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================

                                      UP TO

                                2,615,000 SHARES




                           FIRST NILES FINANCIAL, INC.
                   (Proposed Holding Company for Home Federal
                     Savings and Loan Association of Niles)




                                  COMMON STOCK



                                 --------------
                                   PROSPECTUS
                                 --------------



                            CHARLES WEBB & COMPANY, a
                          Division of Keefe, Bruyette &
                                             Woods, Inc.


                                 _________, 1998

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24. Indemnification of Directors and Officers
--------------------------------------------------

         Article Tenth of First Niles Financial, Inc.'s Certificate of Incorporation provides for indemnification of directors and officers of the Holding Company against any and all liabilities, judgments, fines and reasonable settlements, costs, expenses and attorneys' fees incurred in any actual, threatened or potential proceeding, except to the extent that such indemnification is limited by Delaware law and such law cannot be varied by contract or bylaw. Article Tenth also provides for the authority to purchase insurance with respect thereto.

         Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation's Board of Directors to grant indemnity under certain circumstances to directors and officers, when made, or threatened to be made, parties to certain proceedings by reason of such status with the corporation, against judgments, fines, settlements and expenses, including attorneys' fees. In addition, under certain circumstances such persons may be indemnified against expenses actually and reasonably incurred in defense of a proceeding by or on behalf of the corporation. Similarly, the corporation, under certain circumstances, is authorized to indemnify directors and officers of other corporations or enterprises who are serving as such at the request of the corporation, when such persons are made, or threatened to be made, parties to certain proceedings by reason of such status, against judgments, fines, settlements and expenses, including attorneys' fees; and under certain circumstances, such persons may be indemnified against expenses actually and reasonably incurred in connection with the defense or settlement of a proceeding by or in the right of such other corporation or enterprise. Indemnification is permitted where such person (i) was acting in good faith; (ii) was acting in a manner he reasonably believed to be in or not opposed to the best interests of the corporation or other corporation or enterprise, as appropriate; (iii) with respect to a criminal proceeding, has no reasonable cause to believe his conduct was unlawful; and (iv) was not adjudged to be liable to the corporation or other corporation or enterprise (unless the court where the proceeding was brought determines that such person is fairly and reasonably entitled to indemnity).

         Unless ordered by a court, indemnification of directors and officers may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

         Section 145 also permits expenses incurred by directors and officers in defending a proceeding to be paid by the corporation in advance of the final disposition of such proceedings upon the receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation against such expenses.

Item 25. Other Expenses of Issuance and Distribution
----------------------------------------------------

         Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares.


Counsel fees and expenses ........................................      $ 80,000
Accounting fees and expenses .....................................        40,000
Appraisal and business plan preparation fees and expenses ........        30,000
Conversion Agent fees and expenses ...............................        10,000
Underwriting fees(1) (including financial advisory fee
  and expenses) ..................................................       300,000
Underwriter's counsel fees and expenses ..........................        35,000
Printing, postage and mailing ....................................        80,000
Registration and Filing Fees .....................................        70,000
Blue Sky fees and expenses .......................................        10,000
Stock Transfer Agent and Certificates ............................         7,500
Other expenses(1) ................................................         2,500
                                                                        --------
     TOTAL .......................................................      $665,000
                                                                        ========
-----------
(1)  Based on maximum of Estimated Valuation Range.

Item 26. Recent Sales of Unregistered Securities
------------------------------------------------

         The Registrant is newly incorporated, solely for the purpose of acting as the holding company of the Home Federal Savings and Loan Association of Niles, pursuant to the Plan of Conversion (filed as Exhibit 2 herein), and no sales of its securities have occurred to date.

Item 27. Exhibits and Financial Statement Schedules
---------------------------------------------------

         See the Exhibit Index filed as part of this Registration Statement.

Item 28. Undertakings
---------------------

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

     (i) Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

    (iii) Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Niles, State of Ohio, on July 9, 1998.

                                       FIRST NILES FINANCIAL, INC.


                                       By:  /s/ William L. Stephens
                                            ------------------------------------
                                            William L. Stephens
                                            Chairman of the Board, President and
                                            Chief Executive Officer
                                            (Duly Authorized Representative)


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William L. Stephens his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ William L. Stephens                            /s/ Lawrence E. Safarek
-------------------------------------              -----------------------------
William L. Stephens                                Lawrence E. Safarek
Chairman of the Board, President                   Treasurer
and Chief Executive Officer                        (Principal Financial and
(Principal Executive Officer)                      Accounting Officer)

Date: July 9, 1998                                 Date: July 9, 1998
      -------------------------------                    -----------------------

/s/ George J. Swift                                /s/ Ralph A. Zuzolo
-------------------------------------              -----------------------------
George J. Swift                                    Ralph A. Zuzolo, Sr.
Director, Vice President and Secretary             Director

Date: July 9, 1998                                 Date: July 9, 1998
      -------------------------------                    -----------------------

/s/ Horace L. McLean                               /s/ P. James Kramer
-------------------------------------              -----------------------------
Horace L. McLean                                   P. James Kramer
Director                                           Director

Date: July 9, 1998                                 Date: July 9, 1998
      -------------------------------                    -----------------------

      As filed with the Securities and Exchange Commission on July 10, 1998
                                                   Registration No. 333-________
================================================================================







                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          -----------------------------


                                    EXHIBITS

                                       TO

                                    FORM SB-2

                                      UNDER

                           THE SECURITIES ACT OF 1933


                         ------------------------------






                           FIRST NILES FINANCIAL, INC.
                                55 N. Main Street
                             Niles, Ohio 44446-5097






================================================================================

                                  EXHIBIT INDEX




Exhibits:

 1.1  Letter Agreement regarding management, marketing and consulting services
 1.2  Form of Agency Agreement*
 2    Plan of Conversion, as amended
 3.1  Certificate of Incorporation of the Holding Company
 3.2  Bylaws of the Holding Company
 3.3  Charter of Association in stock form
 3.4  Bylaws of Association in stock form
 4    Form of Stock Certificate of the Holding Company
 5    Opinion of Silver, Freedman & Taff, L.L.P. with Respect to Legality of Stock
 8.1 Opinion of Silver, Freedman & Taff, L.L.P. with respect to Federal income tax consequences of the Stock Conversion*
 8.2  Opinion of  Anness,  Gerlach &  Williams  with  respect to Ohio income tax consequences of the Stock Conversion*
10.1  Form of Employment Agreement
10.2  Letter Agreement regarding Appraisal Services and Business Plan
      Preparation
10.3  Employee Stock Ownership Plan
10.4  Supplemental Executive Retirement Plan*
21    Subsidiaries
23.1  Consent of Silver, Freedman & Taff, L.L.P.
23.2  Consent of Anness, Gerlach & Williams
23.3  Consent of Keller & Company, Inc.
24    Power of Attorney (set forth on signature page)
27    Financial Data Schedule
99.1  Appraisal (P)
99.2 Proxy Statement and form of proxy to be furnished to the Association's account holders
99.3  Stock Order Form and Order Form Instructions
99.4  Certification
99.5  Question and Answer Brochure
99.6  Advertising, Training and Community Informational Meeting
         Materials
99.7  Letter of Appraiser with respect to Subscription Rights

-----------
*    To be filed supplementally or by amendment.
(P)  Filed in paper format pursuant to continuing hardship exemption.